UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934**

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BROWN & BROWN, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Brown & Brown
INSURANCE®

RARE BREED



2024 Notice of Annual Meeting of Shareholders and Proxy Statement

Message From Our Chairman and Our Lead Independent Director

Dear Fellow Shareholders:

On behalf of Brown & Brown, Inc.'s Board of Directors, we are pleased to invite you to attend our Annual Meeting of Shareholders on Wednesday, May 8, 2024. Again this year, we will hold the meeting virtually via a live audio webcast to make the meeting more accessible to our shareholders across the world, while minimizing the costs of an in-person meeting. The attached Notice of Annual Meeting of Shareholders and Proxy Statement include important information about the matters to be voted on at the meeting. The proxy materials for the Annual Meeting, which include the Proxy Statement and 2023 Annual Report, are available online to expedite receipt of proxy materials while lowering the costs and reducing the environmental impact of the meeting.

Fiscal 2023 was another outstanding year for Brown & Brown, as we crossed our intermediate goal of $4 billion of annual revenues, fueled by a combination of high-quality acquisitions and strong company-wide organic revenue growth. We remained focused on growing profitably by expanding our industry-leading operating margins, and we increased our annual cash provided by operations to a record high of over $1 billion.

As part of our disciplined strategy to manage and allocate our capital for the long-term benefit of our shareholders, we completed 33 strategic acquisitions during the year with combined annual revenues of approximately $162 million. By focusing on acquisitions that fit culturally and make sense financially, we expanded our footprint domestically, as well as in various international locations, including in the United Kingdom, Canada and various Western European countries. We also increased our dividend for the 30th consecutive year, returning approximately $135 million to shareholders in 2023, and continued to pay down our debt, as we have done before after large capital deployments.

Our Board is committed to ongoing succession planning with the goal of attracting the most qualified director candidates with diverse backgrounds and skillsets to guide us on our journey as *A Forever Company*. To that end, between early 2023 and early 2024, we welcomed four highly qualified independent Board members who bring a combination of robust industry knowledge and extensive international experience.

Whether or not you attend the virtual meeting, we encourage you to vote online, by phone or by signing and returning your proxy card promptly in the enclosed envelope to assure your shares will be represented at the meeting. If you decide to attend the virtual meeting and vote your shares electronically, you will, of course, have that opportunity.

2023 Total Shareholder Return

+26%

Proxy Statement Highlights

1	Proxy Summary
4	Board and Corporate Governance Matters
48	Executive Compensation Tables

On behalf of our Board of Directors, our leadership team and our teammates, thank you for your investment in and commitment to Brown & Brown Insurance. We look forward to your participation at the Annual Meeting.

Sincerely,



H. PALMER PROCTOR, JR.
Lead Independent Director

J. HYATT BROWN
Chairman of the Board



"Fiscal 2023 was another outstanding year for Brown & Brown, as we crossed our intermediate goal of $4 billion of annual revenues, fueled by a combination of high-quality acquisitions and strong company-wide organic revenue."

Notice of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Brown & Brown, Inc. will be held virtually on Wednesday, May 8, 2024, at 9:00 a.m. (EDT), for the following purposes:

1 To elect fifteen (15) nominees to the Company's Board of Directors;
⊘ **FOR** each director nominee

2 To ratify the appointment of Deloitte & Touche LLP as Brown & Brown, Inc.'s independent registered public accountants for the fiscal year ending December 31, 2024;
⊘ **FOR**

3 To approve, on an advisory basis, the compensation of named executive officers;
⊘ **FOR**

4 To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on March 4, 2024, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and any postponements or adjournments.

By Order of the Board of Directors

ANTHONY M. ROBINSON
Secretary

Daytona Beach, Florida
March 25, 2024

Your Vote is Important

You will be able to attend the Annual Meeting online, vote your shares electronically and submit your questions during the Annual Meeting via a live audio webcast by registering at http://www.viewproxy.com/bbinsurance/2024/htype.asp by 11:59 p.m. (EDT) on May 5, 2024. If you hold your shares beneficially through a bank or broker, you must provide a legal proxy from your bank or broker during registration, and you will be assigned a Virtual Control Number in order to vote your shares during the Annual Meeting. If you are unable to obtain a legal proxy to vote your shares, you will still be able to attend the Annual Meeting (but will not be able to vote your shares) so long as you demonstrate proof of stock ownership. Instructions on how to connect and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at http://www.viewproxy.com/bbinsurance/2024/htype.asp. For more information, see "Attending the Virtual Annual Meeting" below.

A replay of the webcast will be available in the "Investor Relations" section of our website (www.bbinsurance.com) beginning the afternoon of May 8, 2024, and continuing for 30 days thereafter.

How to Vote


By Internet
Prior to the Annual Meeting, you can vote your shares online via the website on your proxy card or voting instruction form. During the Annual Meeting, you can vote your shares online at www.AALvote.com/BRO. See "Attending the Virtual Annual Meeting" for more details.


By Telephone
In the U.S. or Canada, you can vote your shares toll-free by calling 1-866-804-9616.


By Mail
Please vote, date, sign and promptly return the enclosed proxy in the envelope provided for that purpose, whether or not you intend to be present at the meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 8, 2024

The Proxy Statement and Annual Report to Shareholders are available at: www.viewproxy.com/bbinsurance/2024.

Table of Contents

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider. You should read the entire Proxy Statement carefully before voting.

Meeting Agenda

PROPOSAL	Board Recommendation	For More Information
1 Election of Directors	FOR each nominee	page 4
2 Ratification of the Appointment of Deloitte & Touche LLP	FOR	page 23
3 Advisory Vote to Approve Executive Compensation	FOR	page 27

Meeting Information

TIME AND DATE
9:00 a.m. (EDT) on
Wednesday, May 8, 2024

LOCATION
The Annual Meeting will be held virtually. Please register at **http://www.viewproxy.com /bbinsurance/2024/htype.asp**

RECORD DATE
Monday, March 4, 2024

Director Nominees


J. HYATT BROWN, 86
Director since: 1993


J. POWELL BROWN, 56
Director since: 2007


LAWRENCE L. GELLERSTEDT III, 67
Director since: 2018


JAMES C. HAYS, 66
Director since: 2018


THEODORE J. HOEPNER, 82
Director since: 1994


JAMES S. HUNT, 68
Director since: 2013


TONI JENNINGS,[1] 74
Director since: 2007


PAUL J. KRUMP, 64
Director since: 2023


TIMOTHY R.M. MAIN, 58
Director since: 2010


BRONISLAW E. MASOJADA, 62
Director since: 2023


JAYMIN B. PATEL, 56
Director since: 2023


H. PALMER PROCTOR, JR.,[2] 55
Director since: 2012


WENDELL S. REILLY, 66
Director since: 2007


KATHLEEN A. SAVIO, 58
Director since: 2024


CHILTON D. VARNER, 81
Director since: 2004

△ Committee Chair

● Audit Committee

● Compensation Committee

● Acquisition Committee

● Nominating/ Corporate Governance Committee

1 Ms. Jennings previously served on our Board of Directors from 1999 until April 2003.

2 Lead Independent Director

Director Skills and Diversity Highlights

	NAME	GENDER: Male	GENDER: Female	RACE/ ETHNICITY: White	RACE/ ETHNICITY: Asian	Board of Directors	Industry	Management	International	Human Capital Management	Executive Compensation	Finance	Accounting and/or Audit	Legal	Government	Environmental	Education	Risk Management	Corporate Governance	Technology	Mergers/Acquisitions
	J. Hyatt Brown	●		●		●	●	●				●	●		●						●
	J. Powell Brown	●		●		●	●	●				●						●			●
✓	Lawrence L. Gellerstedt III	●		●		●		●			●	●							●		●
	James C. Hays	●		●			●					●						●			
✓	Theodore J. Hoepner	●		●				●		●	●	●	●					●		●	
✓	James S. Hunt	●		●		●	●	●	●			●	●					●	●		●
✓	Toni Jennings		●	●		●		●			●				●				●		
✓	Timothy R.M. Main	●		●		●		●	●	●		●	●				●	●			●
✓	Paul J. Krump	●		●			●	●	●									●			
✓	Bronislaw E. Masojada	●		●		●	●	●	●	●	●	●						●	●	●	
✓	Jaymin B. Patel	●			●	●	●	●	●	●	●	●	●		●	●		●	●	●	●
✓	H. Palmer Proctor, Jr.	●		●		●		●		●	●	●	●					●	●		●
✓	Wendell S. Reilly	●		●		●					●	●						●	●		●
✓	Kathleen A. Savio		●	●		●	●	●	●	●	●										
✓	Chilton D. Varner		●	●		●								●			●		●		

✓ Independent

Corporate Governance Highlights

SHAREHOLDER RIGHTS

- Annual election of directors
- Majority voting for directors, with director resignation policy

BOARD INDEPENDENCE

- Strong role for Lead Independent Director
- Periodic rotation of committee members, committee chairs and Lead Independent Director
- Executive sessions at every in-person Board meeting and virtually, when necessary

GOOD GOVERNANCE

- Strong anti-hedging and anti-pledging provisions
- Annual Board and committee self-evaluations
- Strong executive and director stock ownership guidelines
- Robust clawback policy
- Committee meetings generally open to, and attended by, all directors

Director Nominees

80%
of Our Directors Are Independent

12
Average Tenure of Our Directors in Years

7%
of Our Directors Are Ethnically/ Racially Diverse

20%
of Our Directors Are Female

Our Strategy and Performance

The Company's strategy is focused on growing our total and organic revenues while delivering strong, industry-leading operating margins and cash conversion. As part of our goal to manage capital in the long-term interests of our shareholders, we generally invest our earnings in the following ways: (1) internally by hiring new teammates and investing in innovation, thereby expanding our capabilities, (2) making high-quality acquisitions and (3) returns to shareholders through the payment of dividends and periodic share repurchases. As part of our overall capital allocation strategy, we remain focused on preserving a level of flexibility and a conservative leverage profile, which enables us to deploy our capital in ways we believe will optimize long-term shareholder value.

HOW WE INVEST OUR EARNINGS

| **1** Hiring new teammates and expanding our capabilities | **2** Making high-quality acquisitions | **3** Returns to shareholders through the payment of dividends and periodic share repurchases |

Performance Highlights

In fiscal 2023, we delivered strong results, as reflected in the following financial and operational highlights:

	2023 PERFORMANCE	2022 PERFORMANCE	
Total revenue	**$4.257 billion**	**$3.573 billion**	Strong total and **ORGANIC REVENUE GROWTH** companywide
Net Income	**$871 million[1]**	**$672 million**	
Diluted earnings per share	**$3.05[1]**	**$2.37**	
Company total commissions and fees growth	**17.9%**	**16.9%**	
Retail segment[2] total commissions and fees growth	16.9%	17.9%	
National Programs segment total commissions and fees growth	24.0%	22.4%	**INCREASED** our industry-leading operating margins
Wholesale Brokerage segment total commissions and fees growth	19.0%	12.5%	
Services segment total commissions and fees growth	(5.1)%	(3.9)%	
Company Organic Revenue[3] growth	**10.2%**	**8.1%**	**30TH** consecutive annual dividend increase, returning approximately **$135 MILLION** to shareholders in 2023
Retail segment Organic Revenue[3] growth	7.9%	6.5%	
National Programs segment Organic Revenue[3] growth	17.2%	15.7%	
Wholesale Brokerage segment Organic Revenue[3] growth	12.2%	7.6%	
Services segment Organic Revenue[3] growth	(0.6)%	(2.9)%	
Income before income taxes margin[4]	**26.9%**	**24.5%**	
Adjusted EBITDAC Margin[3]	34.2%	32.9%	**ROBUST GROWTH** in net cash provided by operating activities
Net cash provided by operating activities	**$1,010 million**	**$881 million**	

[1] Amount includes a pre-tax gain on disposal of $134.6 million associated with the sale of certain third-party claims administration and adjusting services businesses in the fourth quarter of 2023.

[2] The Retail segment includes commissions and fees reported in the "Other" column of the Segment Information table in Note 16 to our audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which includes corporate and consolidation items.

[3] See **Annex A** for additional information regarding Organic Revenue, Organic Revenue growth and Adjusted EBITDAC Margin, which are non-GAAP financial measures, including a reconciliation to the most closely comparable GAAP financial measure.

[4] Income before income taxes margin is calculated as the Company's income before income taxes, as reported, divided by total revenues, as reported.

33 STRATEGIC ACQUISITIONS with aggregate annual revenues of approximately **$162 MILLION**

Board and Corporate Governance Matters

Proposal 1: Election of Directors

At the Meeting, 15 directors will stand for reelection for a term expiring at the 2025 Annual Meeting of Shareholders. Information about each nominee's experience and qualifications appears below.

All nominees have consented to being named in the Proxy Statement and have agreed to serve if elected. If any director nominee becomes unable or unwilling to serve, proxies will be voted for any substitute nominee(s) as the Board of Directors (the "Board") may nominate on the recommendation of the Nominating/Corporate Governance Committee.

Vote Required; Majority Voting; Board Recommendation

Our By-Laws provide for a majority voting standard for the election of our directors in uncontested elections. If the director election were contested, the plurality standard would apply, which means the nominees receiving the greatest numbers of votes would be elected to serve as directors.

To be elected, a nominee must receive the affirmative vote of more than 50% of the votes cast, present either in person or by proxy, at the Meeting. If an incumbent director does not receive more than 50% of the votes cast with respect to his or her election, he or she must promptly tender a conditional resignation following certification of the vote. The Nominating/Corporate Governance Committee will then consider the resignation and recommend to the Board whether to accept it, and the Board would be expected to act on the recommendation within 90 days. Thereafter, the Board will

promptly publicly disclose its decision concerning whether to accept the director's resignation offer (and, if applicable, the reasons for rejecting the offer). If the Board does not accept the resignation, the director will continue to serve until the next annual meeting and until a successor has been elected and qualified. If the Board accepts the resignation, then the Board may fill any resulting vacancy or may decrease the size of the Board.

 The Board unanimously recommends a vote **"FOR"** each of the 15 director nominees

Director Nominees

Director Nominees and Qualifications

Set forth below is certain information concerning our current directors, all of whom are director nominees. All directors hold office for one-year terms or until their successors are elected and qualified.



Age: 86
Director Since: 1993

J. HYATT BROWN
Chairman of the Board

Skills and Experience

Mr. Hyatt Brown was our Chief Executive Officer from 1993 to 2009 and our President from 1993 to December 2002 and served as President and Chief Executive Officer of our predecessor corporation from 1961 to 1993. He was a member of the Florida House of Representatives from 1972 to 1980 and Speaker of the House from 1978 to 1980. Mr. Brown served on the Board of Directors of International Speedway Corporation, a publicly held company, until 2019, and he previously served on the Board of Directors of Verisk Analytics, Inc. (formerly Insurance Services Office). Mr. Brown is a member of the Board of Trustees of Stetson University, of which he is a past Chairman, and the Florida Council of 100. Mr. Hyatt Brown's sons, J. Powell Brown and P. Barrett Brown, are employed by us as President and Chief Executive Officer, and as Executive Vice President and President – Retail Segment, respectively. His son, J. Powell Brown, has served as a director since October 2007.

Nominee Attributes

Mr. Hyatt Brown's extensive business and industry experience, knowledge of our company, service on boards of other publicly traded companies and proven leadership ability are just a few of the attributes that make him uniquely qualified to serve on and chair our Board.



Age: 56
Director Since: 2007

J. POWELL BROWN
Director and Chief Executive Officer

Skills and Experience

Mr. Powell Brown was named Chief Executive Officer in July 2009. He has been our President since January 2007 and was appointed to be a director in October 2007. Prior to 2007, he served as one of our Regional Executive Vice Presidents starting in 2002. Mr. Brown was previously responsible for overseeing certain or all parts of our segments and worked in various capacities throughout the Company since joining us in 1995. Mr. Brown has served on the Board of Directors of WestRock Company (formerly RockTenn Company), a publicly held company, since January 2010. He is the son of our Chairman, J. Hyatt Brown, and the brother of P. Barrett Brown, our Executive Vice President and President – Retail Segment.

Nominee Attributes

Mr. Powell Brown's work in all segments of our Company, leadership experience at every level of our Company, current position as President and Chief Executive Officer and experience on other boards are among the qualities considered in connection with his nomination for reelection to the Board.



Age: 67

Director Since: 2018

Committees Served:
- Acquisition
- Compensation (Chair)

LAWRENCE L. GELLERSTEDT III
Independent Director

Skills and Experience

Mr. Gellerstedt has been a partner of Sweetwater Holdings Company, an Atlanta-based real estate investment firm, since March 2019. He previously served as Chairman of the Board and Chief Executive Officer of Cousins Properties Incorporated (Cousins) from July 2017 until January 2019 and as Cousins' Executive Chairman of the Board from January 2019 until his retirement in April 2020. He served as President and Chief Executive Officer of Cousins from July 2009 to July 2017. Prior to this time, he held other roles at Cousins, including President and Chief Operating Officer, Executive Vice President and Chief Development Officer, and Senior Vice President and President of the Office/Multi-Family Division. Mr. Gellerstedt joined Cousins in 2005 following the acquisition of his firm, The Gellerstedt Group. He currently serves as a director of Georgia Power Co., a publicly held company, and previously served as a director of WestRock Company (formerly RockTenn Company) from 2000 to 2017.

Nominee Attributes

Mr. Gellerstedt's breadth and depth of experience running businesses and serving on boards of both privately held and publicly traded companies, as well as his significant knowledge in real estate development, construction and project management, were all considered in connection with his nomination for reelection to the Board.



Age: 66

Director Since: 2018

Committees Served:
- Acquisition

JAMES C. HAYS
Director and Vice Chairman

Skills and Experience

Mr. James Hays joined us as Vice Chairman in November 2018 following Brown & Brown's acquisition of The Hays Group, Inc. and certain of its affiliates (collectively, Hays Companies). He co-founded Hays Companies in 1994 and served as its Chief Executive Officer and President and as a Director since its inception. Mr. James C. Hays serves on the Board of Directors of Skyward Specialty Insurance Group, Inc., a publicly held company.

Nominee Attributes

Mr. James Hays' extensive experience in, and knowledge of, the insurance industry, as well as his impressive track record as an entrepreneur and investor in businesses, were among the factors considered in connection with his nomination for reelection to the Board.



Age: 82

Director Since: 1994

Committees Served:
- Audit
- Nominating/ Corporate Governance

THEODORE J. HOEPNER
Independent Director

Skills and Experience

Mr. Hoepner served as Vice Chairman of SunTrust Bank, Inc. from January 2000 to December 2004 and as Vice Chairman of SunTrust Bank Holding Company from January 2005 until June 2005, when he retired. From 1995 to 2000, Mr. Hoepner was Executive Vice President of SunTrust Bank, Inc. and Chairman of the Board, President and Chief Executive Officer of SunTrust Banks of Florida, Inc.

Nominee Attributes

Mr. Hoepner's years of experience in the banking industry, including extensive experience in management, make him a valuable addition to the Board. He previously chaired our Audit, Compensation and Acquisition Committees. These attributes were among the factors considered in connection with his nomination for reelection to the Board.



Age: 68

Director Since: 2013

Committees Served:
• Acquisition
• Audit (Chair)

JAMES S. HUNT
Independent Director

Skills and Experience

Mr. Hunt held various senior finance positions, including Executive Vice President and Chief Financial Officer, with Walt Disney Parks and Resorts Worldwide until his retirement in 2012. During his employment with Disney, he was a member of the Boards of Directors of Disney's operating subsidiaries in Hong Kong and Shanghai, China and Disney's two insurance company subsidiaries. Prior to that, he was a Partner with Ernst & Young. Mr. Hunt serves on the Board of Directors of Subway Worldwide, Inc., a private company and the world's largest single-brand restaurant chain; the Board of Trustees of Penn Mutual Life, a mutual life insurance company, where he is a member of the Investment Committee and Chair of the Audit Committee; and the Board of Directors of the Nemours Foundation, where he is Chair of the Board of Directors, a member of the Nominating and Governance Committee and Chairman of the Audit, Finance and Compliance Committee. Mr. Hunt previously served as a director of two other publicly traded companies – Caesars Entertainment Corporation, where he was Chairman of the Board, and The St. Joe Company, where he was a member of the Compensation Committee and Chair of the Audit Committee. Mr Hunt is a member of the Standards and Emerging Issues Advisory Group, of the Public Company Accounting Oversight Board, to which he was appointed in 2022. He is a Certified Public Accountant (CPA) and a National Association of Corporate Directors-designated Board Leadership Fellow.

Nominee Attributes

Mr. Hunt's extensive experience in executive and senior executive finance, strategy and related operational roles, financial expertise and significant international experience, along with his past service as a member of the Compensation Committee, were factors considered in connection with his nomination for reelection to the Board.



Age: 74

Director Since: 2007

Committees Served:
• Compensation
• Nominating/
  Corporate
  Governance

TONI JENNINGS
Independent Director

Skills and Experience

Ms. Jennings serves as Chairman of the Board of Jack Jennings & Sons, Inc., a commercial construction firm based in Orlando, Florida, and Jennings & Jennings, Inc., an architectural millwork firm based in Orlando, Florida. She served as President of Jack Jennings & Sons, Inc. from 1982 until 2003.
Ms. Jennings previously served on our Board of Directors from 1999 until April 2003. From 2003 through 2006, Ms. Jennings served as Lieutenant Governor of the State of Florida. Ms. Jennings was a member of the Florida Senate from 1980 to 2000 and President of the Florida Senate from 1996 to 2000. She served in the Florida House of Representatives from 1976 to 1980. She is a member of the Board of Directors of Mid-America Apartment Communities, Inc., a publicly traded real estate investment trust (REIT), and the Foundation for Florida's Future. Ms. Jennings previously served on the Board of Directors of Next Era Energy, Inc., a publicly held company, until 2021. In 2019, Ms. Jennings was named one of the Most Influential Corporate Directors by WomenInc. magazine.

Nominee Attributes

Ms. Jennings' experience as owner and operator of a successful business, and her years of service in the legislative and executive branches of the State of Florida, along with her past service as a member of the Audit Committee and the Chair of the Compensation Committee, are features considered in concluding that she should continue to serve as a director of the Company.



Age: 64

Director Since: 2023

Committees Served:
• Audit
• Compensation

PAUL J. KRUMP
Independent Director

Recommended by Chief Executive Officer

Skills and Experience

Mr. Krump retired from Chubb Limited, the world's largest publicly traded property and casualty insurance company, effective January 1, 2023, most recently serving as Vice Chairman, Global Underwriting and Claims from September 2020 until his retirement. From 2016 to 2020, Mr. Krump served as Executive Vice President, Chubb Group and President, North America Commercial and Personal Insurance. Before Chubb Limited's January 2016 acquisition of The Chubb Corporation, Mr. Krump served as Chief Operating Officer of The Chubb Corporation. Mr. Krump joined The Chubb Corporation in 1982 as a commercial underwriting trainee in the Minneapolis office and held numerous headquarters and field positions in the United States and Europe, including President of Personal Lines and Claims and President of Commercial and Specialty Lines.

Nominee Attributes

Mr. Krump's long and successful career in various roles at one the world's leading insurance companies, along with his extensive international experience, are among the attributes the Board believes make him well qualified to serve on the Board.



Age: 58

Director Since: 2010

Committees Served:
• Acquisition (Chair)

TIMOTHY R.M. MAIN
Independent Director

Skills and Experience

Mr. Main has served as Head of Investment Banking EMEA (U.K., Europe, Middle East & Africa) at Barclays Plc since October 2022 and from September 2016 until October 2022 as Global Head of the Financial Institutions Group. From October 2011 until September 2016, he was a Senior Managing Director of Evercore Partners. Prior to joining Evercore, Mr. Main worked at JPMorgan Chase, a global investment bank, for 23 years, most recently as a Managing Director and Head of the Financial Institutions Group.

Nominee Attributes

Mr. Main's extensive experience with complex financial transactions and acquisitions, as well as his broad knowledge of the insurance industry acquired throughout his career, are key components considered in nominating Mr. Main for reelection to the Board.



Age: 62

Director Since: 2023

Committees Served:
• Audit
• Compensation

BRONISLAW E. MASOJADA
Independent Director

Recommended by Chief Executive Officer

Skills and Experience

Mr. Masojada served as Chief Executive Officer of Hiscox Group ("Hiscox"), a global specialist insurer and reinsurer listed on the London Stock Exchange, from 2000 until his retirement in 2021. Mr. Masojada first joined Hiscox in 1993 as Group Managing Director. Prior to joining Hiscox, Mr. Masojada began his career at McKinsey & Company. Mr. Masojada served as Deputy Chairman of Lloyd's of London from 2001 to 2007. Mr. Masojada currently serves as Chair of the Board of Directors of SiriusPoint Ltd. He is an Alderman of the City of London and currently serves as its Sheriff.

Nominee Attributes

Mr. Masojada's long and successful career leading a global insurer makes him well qualified to serve on our Board.



Age: 56

Director Since: 2023

Committees Served:
- Acquisition
- Audit

JAYMIN B. PATEL
Independent Director

Skills and Experience

Mr. Patel has served as the Executive Chairman of Perennial Climate Inc., a leading platform measuring, reporting and verifying soil-based carbon removal and climate-smart agriculture, since March 2019. From March 2015 to August 2018, he was Chief Executive Officer and a director of Brightstar Corporation, a global wireless device services company backed by Softbank (during that time). From 1994 to March 2015, Mr. Patel served in various executive and financial leadership roles at GTECH (now IGT), including President and Chief Executive Officer of GTECH Corporation, from 2007 to 2015, and Senior Vice President and Chief Financial Officer of the publicly traded GTECH Holdings Corporation from 2000 to 2006. Mr. Patel has served as a director of Bally's Corporation since January 2021 and SpartanNash Company since February 2022. He previously was a director of Willis Towers Watson and Clarim Acquisition Corp., a special-purpose acquisition company, where he also served its President and Chief Financial Officer from January 2021 until December 2022.

Nominee Attributes

Mr. Patel's extensive background operating businesses in regulated industries, combined with his unique combination of international experience, insurance knowledge and financial acumen, are among the attributes considered in connection with his nomination for reelection to the Board.



Age: 56

Director Since: 2012

Committees Served:
- Nominating/ Corporate Governance (Chair)

H. PALMER PROCTOR, JR.
Lead Independent Director

Skills and Experience

Mr. Proctor has served as Chief Executive Officer of Ameris Bancorp, a publicly held company ("Ameris"), and Ameris's wholly owned bank subsidiary, Ameris Bank, since July 2019. He also serves as a director of Ameris. He previously served as President and Chief Executive Officer and a Director of Fidelity Bank and its holding company, Fidelity Southern Corporation, until their merger with Ameris Bank and Ameris, respectively, in July 2019. He is a member of the Advisory Board of Allied Financial. Mr. Proctor previously served as Chairman of the Georgia Bankers Association.

Nominee Attributes

Mr. Proctor's business experience, leadership abilities and management expertise, along with his past service as a member of the Audit and Compensation Committees and Chair of the Acquisition Committee, were factors considered in connection with his nomination for reelection to the Board.



Age: 66

Director Since: 2007

Committees Served:
- Compensation
- Nominating/ Corporate Governance

WENDELL S. REILLY
Independent Director

Skills and Experience

Mr. Reilly is Managing Partner of Grapevine Partners, LLC, of Atlanta, Georgia, a private investment company. He is also a General Partner of Peachtree Equity Partners II. Previously, he was Chairman of Berman Capital Advisors, as well as Chairman and Chief Executive Officer of Grapevine Communications, LLC, a group of local television stations. Earlier, he was the Chief Financial Officer of The Lamar Corporation and Haas Publishing Companies. Mr. Reilly currently serves on the Board of Directors of Lamar Advertising Company, a publicly traded company. He is Trustee *Emeritus* of Emory University and is past Chair of the Governance Committee of Emory University's Board of Trustees, and he serves on the Board of Trustees of The Carter Center and the Board of Directors of the International Center for Journalists. Mr. Reilly is a graduate of Emory University and earned his MBA in Finance from Vanderbilt University.

Nominee Attributes

Mr. Reilly's business background and experience enhance his ability to analyze and contribute valuable and unique insights on matters, including those relating to capital structure, financing and acquisition structure. Mr. Reilly's contributions as a past Chairman of our Acquisition Committee, Compensation Committee and Nominating/Corporate Governance Committee, as well as his past service as Lead Independent Director, were also taken into consideration in connection with his nomination for reelection to the Board.



Age: 58

Director Since: 2024

KATHLEEN A. SAVIO
Independent Director

Recommended by Chief Executive Officer

Skills and Experience

Ms. Savio retired from Zurich Insurance Group, effective December 31, 2023, most recently serving as Chief Transformation Officer from January 2021 until her retirement. From January 2018 to December 2020, she served as Chief Executive Officer for Zurich North America and Chairwoman of the Boards of Zurich American Insurance Company and Zurich Holding Company of America. From 2012 through 2017, Ms. Savio served as Zurich North America's Head of Alternative Markets. She joined Zurich in 1991 as an entry-level technical writer and served in numerous positions, including Chief Administrative Officer for North America Commercial, as well as roles in product underwriting and corporate marketing. Ms. Savio was named the 2021 Association of Professional Insurance Women (APIW) Woman of the Year.

Nominee Attributes

Ms. Savio's broad knowledge of the insurance industry, extraordinary leadership abilities and extensive experience growing businesses organically and via acquisition are among the attributes that make her qualified to serve on our Board.



Age: 81

Director Since: 2004

Committees Served:
- Compensation
- Nominating/ Corporate Governance

CHILTON D. VARNER

Independent Director

Skills and Experience

Ms. Varner has been a member of the law firm of King & Spalding in Atlanta, Georgia, since 1976 and was partner from 1983 to 2017. Since January 2018, she has served as Senior Counsel at King & Spalding. A graduate of Smith College, where she was named to membership in Phi Beta Kappa, and Emory University School of Law, Ms. Varner was honored with Emory University School of Law's Distinguished Alumni Award in 1998. In 2001, the National Law Journal profiled Ms. Varner as one of the nation's top ten women litigators. With more than 30 years of courtroom experience, she specializes in defending corporations in product liability, commercial and other civil disputes. She was a Trustee of Emory University from 1995 until 2014 and currently continues her services as a Trustee *Emeritus.* In 2019, Ms. Varner was named one of the Most Influential Corporate Directors by WomenInc. magazine.

Nominee Attributes

As a practicing attorney at one of the nation's premier law firms and a counselor to businesses, their directors and management concerning risk and risk control, Ms. Varner brings a depth of experience and a wealth of unique and valuable perspectives to our Board. Ms. Varner previously chaired the Compensation Committee and served as our Lead Independent Director.

Directors Emeritus

From time to time, our Board may designate one or more of its former directors as "Director Emeritus" based on their past meritorious service to the Company. Our Directors Emeritus are entitled to attend Board meetings in an advisory capacity, but do not vote on Board matters, and they receive compensation and fees as may be deemed appropriate by the Company in view of their services to the Company.



Age: 88

Director from:
2004 until 2023

HUGH M. BROWN
Director Emeritus

Skills and Experience

Mr. Brown, who is unrelated to Mr. Hyatt Brown and Mr. Powell Brown, founded BAMSI, Inc., a full-service engineering and technical services company, in 1978 and served as its President and Chief Executive Officer until his retirement in 1998. In 2017 and 2021, Mr. Brown was named one of the Most Influential Black Corporate Directors by Savoy Magazine. The Board designated Mr. Hugh Brown as a Director Emeritus of the Company, effective immediately following the 2023 Annual Meeting of Shareholders.

Director Independence

The New York Stock Exchange ("NYSE") listed company manual requires directors to satisfy certain criteria to be deemed "independent." The Board applies these standards in determining whether any director has a material relationship with the Company that would impair his or her independence, as discussed below. As required by the NYSE listed company manual, the Board considers all material relevant facts and circumstances known to it in making an independence determination from the standpoints of both the director and persons or organizations with which the director has an affiliation.

The Board has considered the independence of our nominees in light of these NYSE standards and has affirmatively determined that the following 12 of the 15 director nominees have no material relationship with us other than service as a director, and are therefore independent: Lawrence L. Gellerstedt III; Theodore J. Hoepner; James S. Hunt; Toni Jennings; Paul J. Krump; Timothy R.M. Main; Bronislaw E. Masojada; Jaymin B. Patel; H. Palmer Proctor, Jr.; Wendell S. Reilly, Kathleen A. Savio and Chilton D. Varner. The following factors were relevant to the Board's determination of independence:



80% of Our Directors Are Independent

- The Board considered the relationships described below in "Relationships and Transactions with Affiliated Parties."

- In each case, the Board considered the fact that from time to time, in the ordinary course of business and on usual commercial terms, we and our subsidiaries may provide services in our capacities as insurance intermediaries to various directors of the Company, and to entities in which various directors of the Company have direct or indirect interests.

- In the case of Mr. Main, the Board considered the fact that Mr. Main is Head of Investment Banking EMEA (U.K., Europe, Middle East & Africa) at Barclays Plc. The Board considered that (i) Mr. Main's ownership interest in Barclays does not exceed ten percent, and he is not an executive officer of Barclays; (ii) there are no existing projects or transactions between Barclays' investment banking division (i.e., the division in which Mr. Main holds his position) and the Company; (iii) in his role at Barclays, Mr. Main (a) is not permitted to cover the insurance brokerage sector, (b) is required to recuse himself from any conversations with clients or Barclays employees regarding the insurance business sector, (c) is prohibited from appearing as the coverage person for the Company on any Barclays books, records or systems, and may not supervise any activity in relation to the Company or the insurance brokerage sector generally and (d) is prohibited from selling the Company's common stock while it is on Barclays' "watch" or "restricted" list, except in accordance with Barclays' personal investment policy and (iv) certain of the Company's subsidiaries have commercial banking relationships with Barclays, which include deposit and treasury relationship services, and concluded that these relationships were not material.

- In the case of Mr. Hoepner, the Board considered the fact that he is an investor in a bank holding company in which Messrs. Hyatt Brown and Powell Brown also are investors, in which a bank account with a balance of approximately $1.6 million was maintained by the Company in 2023 and concluded that the investment, which in the aggregate comprised less than five percent of the outstanding stock of the bank holding company, was not material.

- In the case of Mr. Proctor, the Board considered the fact that the Company maintains a money market account with a balance of approximately $10.6 million with Ameris Bank, of which Mr. Proctor is Chief Executive Officer, as well as Chief Executive Officer and a director of its parent company (to which a subsidiary of the Company provides insurance services), and concluded that the relationship was not material.

- In the case of Messrs. Proctor and Gellerstedt, the Board considered the fact that Messrs. Hyatt Brown, Powell Brown and Proctor are investors in a fund managed by an entity in which Mr. Gellerstedt is a partner and concluded that the amounts invested were not material to Messrs. Hyatt Brown, Powell Brown or Proctor, or to the entity in which Mr. Gellerstedt is a partner.

Director Nominee Selection Process

The Nominating/Corporate Governance Committee is responsible for identifying and evaluating director nominees and for recommending to the Board a slate of nominees for election at each Annual Meeting of Shareholders. The Committee has not established "minimum qualifications" for director nominees because it believes that rigid "minimum qualifications" might preclude the consideration of otherwise desirable candidates for election to the Board.

1 The Committee evaluates director candidates based on a number of factors, including:

- the need or desirability of maintaining or expanding the size of the Board;

- independence;

- credentials, including, without limitation, business experience, technology acumen, experience within the insurance industry, educational background, professional training, designations and certifications;

- interest in, and willingness to serve on, the Board;

- ability to contribute by way of participation as a member of Board committees;

- financial expertise and sophistication;

- basic understanding of the Company's principal operational and financial objectives, plans and strategies, results of operations and financial condition, and relative standing in relation to the Company's competitors and

- willingness to commit requisite time and attention to Board service, including preparation for and attendance at regular quarterly meetings, special meetings, committee meetings and periodic Board "retreats" and director education programs.

2 Board diversity

The Committee actively seeks diverse, highly qualified candidates for membership on the Board, including gender-diverse candidates and candidates that are racially or ethnically diverse, as well as candidates with diverse backgrounds, points of view, experience and credentials.

3 Sources for identifying potential Board members

The Committee and the Board consider a variety of sources when identifying individuals as potential Board members, including other enterprises with which current Board members are or have previously been involved and through which they have become acquainted with qualified candidates. The Company does not pay any third party a fee to assist in the identification or evaluation of candidates.

The Committee will consider director nominations that are submitted in writing by shareholders in accordance with our procedures for shareholder proposals. See "Proposals of Shareholders" below. Such proposals must contain all information with respect to a proposed candidate as required by the SEC's proxy rules, must address the manner in which the proposed candidate meets the criteria described above, and must be accompanied by the consent of such proposed candidate to serve as a director, if elected.

The Board's Role and Responsibilities

Overview

The role of the Board of Directors is to oversee the affairs of the Company for the benefit of our shareholders and other constituencies, including our teammates, customers, suppliers, carrier partners and the communities in which we do business. The Board strives to propel the success and continuity of the Company's business through the selection of qualified management and through ongoing monitoring designed to assure the Company's activities are conducted in a legal, responsible and ethical manner.

Risk Oversight

The Board and its committees actively oversee the management of the Company's risks. They receive regular reports from senior management on areas of material risk to the Company, including operational, financial, strategic, acquisition-related, technological, competitive, reputational, legal and regulatory risks.

The Board believes risk oversight is a responsibility of the entire Board and does not delegate its responsibility to any individual director or committee. However, our Board committees have specific oversight responsibilities relating to certain aspects of risk management:

Our Audit Committee	**Our Compensation Committee**	**Our Nominating/Corporate Governance Committee**
Regularly reviews our financial statements, certain financial disclosures, our financial and other internal controls, and regularly receives reports from management, including the Company's Chief Information Officer and the Company's Chief Information Security Officer, on the Company's cybersecurity risks. Additionally, our Internal Audit Team and independent registered public accountants regularly identify and discuss with the Committee risks and related mitigation measures that may arise during their regular reviews of the Company's financial statements and audit work, as applicable.	Regularly reviews our executive compensation policies and practices, and other related employee benefits, and the risks associated with each. We believe our compensation policies and principles, in conjunction with our internal oversight of those policies and principles, reduce the possibility of imprudent risk-taking. We do not believe our compensation policies and principles are reasonably likely to have a material adverse effect on the Company.	Considers issues associated with the independence of our Board, corporate governance and potential conflicts of interest. Additionally, the Committee oversees our environmental, social and governance (ESG) policies and initiatives.

While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through attendance at committee meetings or through committee reports about such risks.

We believe the Board's approach to risk oversight, as described above, helps assess various risks, make informed decisions and proactively evaluate emerging risks for the Company.

Further, our Financial Internal Audit Team is responsible for the performance of the internal audit function and for testing compliance with policies and procedures relating to our financial reporting and control environment. Our Information Technology Audit Team is responsible for testing our systems and data security, as well as information technology controls. Our Insurance Operations Audit Team is responsible for the testing of our operational internal controls. Our Team Resources Audit Team tests compliance with internal guidelines and applicable employment law requirements relating to compensation and human resources and regularly assesses risks and potential risks associated with our operations. These teams report, through our Chief Audit Officer, to our Audit Committee quarterly, unless more frequent reports are necessary. Our Chief Audit Officer reports directly to the Audit Committee and has oversight for the audits of our businesses and related control environment

Our Chief Legal Officer is primarily responsible for enterprise risk management for the Company. On a quarterly basis, our Chief Legal Officer presents an enterprise risk management analysis to our Audit Committee, which includes an assessment of overall risk, risk mitigation and elimination priorities, anonymous ethics hotline reports and claims liabilities. Also, our Chief Executive Officer and

Chief Legal Officer annually deliver a detailed presentation to our Board of Directors about risks associated with our business. This presentation includes extensive discussion, analysis and categorization of risks with respect to the likelihood of occurrence, severity and frequency, as well as consideration of mitigating factors that contribute to lessening the potential adverse consequences associated with such risks (which can never, in any business, be fully eliminated). This presentation is prepared with input from the Company's senior leaders, as well as our Chief Information Security Officer.

Talent Management and Succession Planning

The Chairman of the Board, as well as our Chief Executive Officer and our Chief People Officer, routinely discuss with the Board, generally in executive sessions, the Company's leadership development and succession activities.

Communication with Directors

Interested parties, including shareholders, may communicate with our Board of Directors, with specified members or committees of our Board, with non-management directors as a group or with the Lead Independent Director, H. Palmer Proctor, Jr., by sending correspondence to our Corporate Secretary at 300 North Beach St., Daytona Beach, Florida 32114, and specifying in such correspondence that the message is for our Board or one or more of its members or committees. Communications will be relayed to directors no later than the next regularly scheduled quarterly meeting of the Board and Board Committees.

Corporate Governance Principles; Code of Business Conduct and Ethics; Code of Ethics for Chief Executive Officer and Senior Financial Officers

The Board of Directors has adopted Corporate Governance Principles, a Code of Business Conduct and Ethics and a Code of Ethics for Chief Executive Officer and Senior Financial Officers, the full text of each of which can be found in the "Corporate Governance" section of the "Investor Relations" tab, under "Key Documents" on our website (www.bbinsurance.com), and each of which is available in print to any shareholder who requests a copy by writing to our Corporate Secretary at 300 North Beach St., Daytona Beach, Florida 32114.

Related Party Transactions Policy

Under our written Related Party Transactions Policy, our Chief Legal Officer (or our Chief Executive Officer if the related party is our Chief Legal Officer or an immediate family member of our Chief Legal Officer) will review any potential Related Party Transaction to determine if it is subject to the Policy. If so, the transaction will be referred to the Nominating/Corporate Governance Committee for approval or ratification. If, however, the Chief Legal Officer determines that it is not practical to wait until the next meeting of the Nominating/Corporate Governance Committee, the Chair of the Nominating/Corporate Governance Committee shall have the authority to act on behalf of the Nominating/Corporate Governance Committee on whether to approve or ratify a Related Party Transaction (unless the Chair of the Nominating/Corporate Governance Committee is a Related Party in the Related Party Transaction). In determining whether to approve or ratify a Related Party Transaction, the Nominating/Corporate Governance Committee (or, as applicable, the Chair of the Nominating/Corporate Governance Committee) will consider, among other things, the benefits of the transaction to the Company, the potential effect of entering into the transaction on a director's independence, the availability of other sources for the products or services, the terms of the transaction and the terms available to unrelated third parties generally. The Nominating/Corporate Governance Committee has authority to administer the Policy and to amend it as appropriate from time to time.

For purposes of our Policy, "Related Party Transactions" are transactions in which the Company is a participant, the amount involved exceeds $120,000 when all such transactions are aggregated with respect to an individual, and a "related party" had, has or will have a direct or indirect material interest. "Related parties" are our directors (including any nominees for election as directors), our executive officers, any shareholder who beneficially owns more than five percent (5%) of our outstanding common stock, and any firm, corporation, charitable organization or other entity in which any of the persons listed above is an officer, general partner or principal or in a similar position or in which the person has a beneficial ownership interest of ten percent (10%) or more.

Relationships and Transactions with Affiliated Parties

Zambezi, LLC ("Zambezi"), a Florida limited liability company whose Members and Managers are J. Hyatt Brown and his wife, Cici Brown, owns a Cessna Citation Sovereign aircraft (the "Aircraft"), which the Company leases pursuant to an Aircraft Dry Lease Agreement (the "Agreement") with Zambezi. In 2023, the Company paid Zambezi $237,092 under the Agreement to lease the Aircraft. Pursuant to the Agreement, subject to availability of the Aircraft and other specified conditions, Mr. Hyatt Brown has the right to use the Aircraft for personal use, subject to reimbursement paid to the Company at the maximum rate permitted by law. Mr. Hyatt Brown paid $171,633 to the Company for such personal use of the Aircraft in 2023. The Company and Zambezi also are party to an

Airside Sub-Lease Agreement and Services Agreement, pursuant to which Zambezi leases hangar space from the Company and pursuant to which pilots and mechanics employed by the Company are available to pilot and service the Aircraft as provided therein. In 2023, Zambezi paid the Company $19,937 for the lease of hangar space for the Aircraft and $334,716 for the services of pilots and mechanics employed by the Company and for parts, equipment and supplies related to the Aircraft's maintenance and operation.

The owners of The Hays Financial Group, Inc. ("HFG"), a Minnesota corporation and registered investment advisor, include Brian Whinnery, who is the son-in-law of Mr. James Hays, and who individually owns approximately 15% of the outstanding stock of HFG, and The HG Group, Inc., f/k/a The Hays Group, Inc., a Minnesota corporation ("THG"), which owns approximately 65% of the outstanding stock of HFG and of which Mr. James Hays individually owns approximately 21% of the outstanding stock. During 2023, HFG paid Hays Companies, Inc., a wholly owned subsidiary of the Company ("HCI"), approximately $788,632 in connection with business referrals made from HCI to HFG.

During 2023, THG paid to HCI approximately $118,000 in rent payments for office space used by HFG.

Jeffrey L. Hays, who is the son of Mr. James Hays, was the majority owner of RLA Insurance Intermediaries, LLC, a wholesale insurance brokerage firm headquartered in Boston, Massachusetts ("RLA"). Effective March 1, 2020, Peachtree Special Risk Brokers, LLC, a wholly owned subsidiary of the Company ("Peachtree"), acquired substantially all of the assets, and assumed certain liabilities, of RLA, pursuant to that certain asset purchase agreement (the "Asset Purchase Agreement"), by and among the Company, Peachtree, RLA and RLA's individual owners. Pursuant to the Asset Purchase Agreement, Peachtree paid to RLA an initial purchase price of $50,725,000 at the closing of the transaction, and an additional amount of $22,500,000 in April 2023, which additional amount was based on the performance of the acquired assets during the three-year period following the effective date of the transaction. The Asset Purchase Agreement includes certain five-year non-competition and non-solicitation covenants applicable to Mr. Jeffrey Hays.

In addition, effective as of March 1, 2020, Mr. Jeffrey Hays became employed by Peachtree as an Executive Vice President and office leader of our new "RLA Insurance Intermediaries" office, and he entered into an Employment Agreement with Peachtree that provides for payment of the following compensation for a three-year term of employment: (i) an annual base salary of $400,000, (ii) an annual bonus based upon the performance of the RLA Insurance Intermediaries office and (iii) additional commissions based upon the growth of his individual book of business. During the initial three-year employment term, Peachtree may only terminate the Employment Agreement "with cause." Mr. Jeffrey Hays' Employment Agreement includes a prohibition on directly or indirectly soliciting or servicing our customers or soliciting our employees to leave their employment with us. Following the conclusion of the initial three-year employment term, the terms of the employment agreement continued in effect, except that (i) the agreement may now be terminated by either party at any time, with or without cause or advance notice, and (ii) Mr. Jeffrey's Hays' annual compensation structure is as mutually agreed with Peachtree. For 2023, Mr. Jeffrey Hays received compensation of $541,101, consisting of $527,901 for services rendered in 2023 and $13,200 in matching contributions made by the Company to his 401(k) Plan account.

Andrew M. Walker, who is the son of Chris L. Walker, is employed by a subsidiary of the Company as an underwriter in the Company's San Diego, California office and received compensation of $282,285, consisting of $271,630 for services rendered in 2023, $567 in cash dividends paid on restricted stock granted under our 2010 Stock Incentive Plan ("2010 SIP") and our 2019 Stock Incentive Plan ("2019 SIP") for which conditions of vesting other than time-based conditions have been satisfied, and $10,088 in matching contributions made by the Company to his 401(k) Plan account. In addition, Mr. Andrew Walker received grants under our 2019 SIP in February 2023 and February 2024 with grant date fair values of $14,995 and $14,967, respectively.

Alexander J. Walker, who is the son of Chris L. Walker, is employed by a subsidiary of the Company as an underwriter in the Company's Alpharetta, Georgia office and received compensation of $208,936, consisting of $201,130 for services rendered in 2023, $58 in cash dividends paid on restricted stock granted under our 2019 SIP for which conditions of vesting other than time-based conditions have been satisfied, and $7,748 in matching contributions made by the Company to his 401(k) Plan account. In addition, Mr. Alexander Walker received grants under our 2019 SIP in February 2023 and February 2024 with grant date fair values of $19,954 and $19,928, respectively.

Board Structure and Process

Board Leadership

Our Board has the flexibility to determine whether the roles of Chairman of the Board and Chief Executive Officer should be separated or combined. The Board makes this decision based on its evaluation of the circumstances and the specific needs of the Company. Mr. Hyatt Brown, who retired from the position of Chief Executive Officer in 2009, continues to serve as Chairman of the Board, while Mr. Powell Brown serves as Chief Executive Officer.

We believe our leadership structure is desirable because it allows Mr. Powell Brown to focus his efforts on running our business and managing the Company in the best interests of our shareholders while we continue to realize the benefits of Mr. Hyatt Brown's extensive business and industry experience, knowledge of our company, current and past service on boards of other publicly traded companies and proven leadership ability.

The Board conducts executive sessions of non-management directors in connection with each regularly scheduled meeting of the Board. Our Lead Independent Director, H. Palmer Proctor, Jr., presides over these executive sessions.

Board and Board Committee Matters

Our Board of Directors has an Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. The charters of each of these Board committees are available in the "Corporate Governance" section of the "Investor Relations" tab, under "Key Documents" on our website (www.bbinsurance.com) and are also available in print to any shareholder who requests a copy from the Corporate Secretary at 300 North Beach St., Daytona Beach, Florida 32114. Our committee meetings are generally attended by all Board members, subject to the availability of each director, which we believe enables our Board to function in a more collaborative, transparent and effective manner, and which we believe promotes collegiality among the Board and enhances our directors' knowledge about each area of our business.

AUDIT COMMITTEE

Members

James S. Hunt (Chair)
Theodore J. Hoepner
Paul J. Krump
Bronislaw E. Masojada
Jaymin B. Patel

Meetings Held in 2023:

6

The Audit Committee is composed of independent directors as defined in the NYSE listed company manual and includes three audit committee financial experts, Theodore J. Hoepner, James S. Hunt and Jaymin B. Patel, among its members. The duties of the Audit Committee are to recommend to the Board of Directors the selection of independent registered public accountants, to meet with our independent registered public accountants to review and discuss the scope and results of the annual audit, and to consider various accounting, auditing and technology matters related to the Company, including our systems of internal controls and financial management practices.

COMPENSATION COMMITTEE

Members

Lawrence L. Gellerstedt III (Chair)
Toni Jennings
Bronislaw E. Masojada
Wendell S. Reilly
Chilton D. Varner

Meetings Held in 2023:

6

Each member of the Compensation Committee is independent as defined in the NYSE listed company manual. The Compensation Committee sets the compensation for our Chief Executive Officer and reviews and approves the compensation for our other executive officers, including the Named Executive Officers. See "Executive Compensation – Compensation Committee Report" and "Compensation Discussion and Analysis." The Compensation Committee also reviews, makes recommendations with respect to, and approves our existing and proposed compensation plans and is responsible for administering our 1990 Employee Stock Purchase Plan ("ESPP"), our 2008 Sharesave Plan, our Performance Stock Plan ("PSP"), which was suspended in April 2010, our 2000 Incentive Stock Option Plan, which expired December 31, 2008, our 2010 SIP, which was suspended in May 2019, and our 2019 SIP. The Compensation Committee is authorized by its charter to form and delegate authority to subcommittees when appropriate.

NOMINATING/CORPORATE GOVERNANCE COMMITTEE

Members

H. Palmer Proctor, Jr. (Chair)
Theodore J. Hoepner
Toni Jennings
Wendell S. Reilly
Chilton D. Varner

Meetings Held in 2023:

5

Each member of the Nominating/Corporate Governance Committee is independent as defined in the NYSE listed company manual. This Committee's duties include responsibilities associated with corporate governance, as well as the nomination of persons to stand for election to the Board at our Annual Meeting of Shareholders and recommendation of nominees to the Board of Directors to fill vacancies on, or as additions to, the Board.

Director Tenure and Board Refreshment

The Nominating/Corporate Governance Committee regularly considers the composition of the Board. However, we have not established a mandatory retirement age or other term limits because we believe longer-tenured directors can bring important experience and institutional knowledge that are critical to the success of our Board and the long-term interests of our shareholders. Consideration is given to rotating committee members, committee chairs and the Lead Independent Director position generally every three to five years because we believe we benefit from having a level of consistency in our committee compositions and committee chairs, but that fresh perspectives likewise facilitate enhanced Board and committee performance. Our Nominating/ Corporate Governance Committee evaluates the performance of each incumbent director at least annually before recommending such director's nomination for an additional term. In addition, any director who has a job change must submit a letter of resignation resigning from the Board. The submission of a letter of resignation provides an opportunity for the Board to review the continued appropriateness of the director's membership on the Board under the circumstances.

Board Evaluations

The Nominating/Corporate Governance Committee conducts an annual evaluation of the Board and its committees, as well as the individual performance of each director. As part of this process, all directors complete detailed confidential questionnaires to provide feedback on the effectiveness of the Board, the committees and the performance of individual directors. The results of the questionnaires are compiled anonymously by the Chair of the Nominating/Corporate Governance Committee in the form of summaries, and the feedback is reviewed and discussed by the Nominating/ Corporate Governance Committee and subsequently reported to the full Board. We believe these assessments allow us to continually improve the effectiveness of our Board and committee meetings throughout the year.

Director Orientation and Continuing Education

New directors participate in a director orientation program when they join the Company's Board that familiarize the directors with the Company and their role. The Company offers, at its own expense, continuing education programs to assist the directors in maintaining skills and knowledge necessary to perform their duties.

Meetings and Attendance

During 2023, our Board of Directors held eight meetings. Each incumbent director serving during 2023 attended at least 75% of the total number of Board meetings, and 75% of the total number of meetings of committees of which such director is or was a member. The Board expects, but does not require, directors, all of whom are director nominees, to attend the Annual Meeting of Shareholders. All then-current members of the Board attended the 2023 Annual Meeting of Shareholders. HB at 88%

Shareholder Engagement

We regularly meet with investors, prospective investors and investment analysts on a broad range of topics, including our business and capital allocation strategy, operating model, financial performance and technology initiatives. We also routinely engage with shareholders after each quarterly earnings call and material news announcement, as well as in connection with conferences and other events and on an ad-hoc basis. We view these conversations, which typically include our Chief Financial Officer, and may also include our Chief Executive Officer and/or the leaders of our operating segments, as opportunities for us to receive and discuss valuable insights into our shareholders' priorities and perspectives throughout the year.

We also engage with shareholders on corporate governance matters and have implemented various enhancements to our corporate governance practices and disclosures based on feedback from investors.

Director Compensation

Our Board of Directors reviews the compensation of our non-employee directors at least every two years or as such other time as circumstances may warrant.

Our non-employee directors are paid an annual retainer of $100,000, payable in quarterly installments. In addition, the Chairs of the Acquisition, Audit and Compensation Committees are each paid a $20,000 retainer, the Chair of the Nominating/Corporate Governance receives a $15,000 retainer and the Company's Lead Independent Director receives a $15,000 retainer, in each case for services associated with those positions. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board.

Also, each director who is not an employee of the Company receives a grant of fully vested shares valued at $120,000 of our common stock under our 2019 SIP.

No director who is an employee receives separate compensation for services rendered as a director.

2023 Director Compensation

In March 2023, Frederic W. Cook & Co., Inc. ("FW Cook"), an independent outside compensation consulting firm retained by the Compensation Committee, conducted a comprehensive analysis of the Company's non-employee director compensation, as described below.

SURVEY COMPARISON

As part of FW Cook's analysis, the Compensation Committee reviewed and considered data from the *2021 – 2022 NACD Director Compensation Report*, which consisted of data from general industry companies with a blend of medium and large company data with annual revenues between $2.5 and $10 billion.

PEER COMPARISON GROUP

FW Cook also reviewed the compensation practices of seven publicly traded insurance carriers and several other companies in the capital markets industry (the "Peer Comparison Group"). The Peer Comparison Group, which did not change in 2023 and which FW Cook also uses for conducting analyses of our pay practices and executive compensation levels, was as follows:

> At the time of analysis, our total revenue was at the **46th percentile**, and our market capitalization was at the **56th percentile** of the peer comparison group.

Peer Company	Business Focus
Arch Capital Group Ltd.	Property & Casualty Insurance Carrier
Aon plc	Insurance Intermediary
Argo Group International Holdings	Property & Casualty Insurance Carrier
Arthur J. Gallagher & Co.	Insurance Intermediary
AXIS Capital Holdings Limited	Property & Casualty Insurance Carrier
CBIZ, Inc.	Research & Consulting Services
Crawford & Company	Insurance Intermediary
Erie Indemnity Company	Property & Casualty Insurance Carrier
Marsh & McLennan Companies Inc.	Insurance Intermediary
Primerica, Inc.	Life & Health Insurance Company
Raymond James Financial, Inc.	Investment Banking & Brokerage
RLI Corp.	Property & Casualty Insurance Carrier
Selective Insurance Group Inc.	Property & Casualty Insurance Carrier
Willis Towers Watson PLC	Insurance Intermediary

Results of FW Cook's Analysis

Based upon the results of FW Cook's analysis, the Compensation Committee concluded that:

- the total pay for our non-employee directors (excluding retainers for our committee chairs and our Lead Independent Director) was below the market median,

- the pay mix for our non-employee director compensation was more heavily weighted toward equity than cash, which was consistent with market practice,

- the retainers paid to our Audit Committee chair and our Lead Independent Director were below the market median,

- the retainers paid to our Nominating/Corporate Governance Committee chair and Compensation Committee chair were generally aligned with the market median and

- the Company's stock ownership guidelines, which require non-employee directors accumulate Brown & Brown common stock valued at least five times the current annual cash retainer within five years of joining the Board, were aligned with market practices.

Based upon FW's Cook's analysis and the Compensation Committee's recommendation, in March 2023, the Board approved the following changes to the compensation for our non-employee directors, to be effective immediately following the 2023 Annual Meeting of Shareholders:

- an increase to the size of the annual cash retainer from $90,000 to $100,000 and

- an increase to the size of the annual grant of fully vested common stock from $100,000 to $120,000, valued as of the close of business on the last business day before the regular May meeting of the Compensation Committee.

The following table sets forth cash and other compensation earned during 2023 by directors who are not Named Executive Officers.

2023 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Hugh M. Brown[1]	40,500	—	—	40,500
J. Hyatt Brown	—	—	218,034[2]	218,034
Lawrence L. Gellerstedt III	117,500	119,972	—	237,472
James C. Hays	—	—	1,667,203[3]	1,667,203
Theodore J. Hoepner	97,500	119,972	—	217,472
James S. Hunt	117,500	119,972	—	237,472
Toni Jennings	97,500	119,972	—	217,472
Paul J. Krump[4]	50,000	—	—	50,000
Timothy R.M. Main	117,500	119,972	—	237,472
Bronislaw E. Masojada[4]	50,000	—	—	50,000
Jaymin B. Patel	97,500	119,972	—	217,472
H. Palmer Proctor, Jr.	127,500	119,972	—	247,472
Wendell S. Reilly	97,500	119,972	—	217,472
Chilton D. Varner	97,500	119,972	—	217,472

[1] The Board designated Hugh M. Brown as a Director Emeritus of the Company, effective immediately following the 2023 Annual Meeting of Shareholders.

[2] During 2023, J. Hyatt Brown, who is the father of J. Powell Brown, a director and President and Chief Executive Officer of the Company, and P. Barrett Brown, an Executive Vice President and President – Retail Segment, received compensation of $218,034, consisting of $180,000 for services rendered to the Company in 2023, including assistance with acquisitions and recruitment, $6,480 in matching contributions made by the Company to his 401(k) Plan account, $27,643 for reimbursement of amounts earned by the Company for personal lines insurance he purchased through the Company or its subsidiaries and $3,911 for the cost of certain club membership dues. Mr. Hyatt Brown serves as Chairman of the Board of the Company.

[3] During 2023, James C. Hays received compensation of $1,667,203, consisting of $1,661,000 for services rendered to the Company in 2023 and $6,203 in matching contributions made by the Company to his 401(k) Plan account. Mr. James Hays, who serves as Vice Chairman of the Company, is a party to an Employment Agreement with the Company, effective as of November 16, 2018, that provides for payment of an annual base salary of $517,000 for a three-year term of employment, after which time this amount will be as mutually agreed upon between Mr. James Hays and the Company, and which provides that the Company will terminate the agreement only "with cause" during the initial three-year term. Pursuant to his Employment Agreement, Mr. James Hays is also eligible during the initial three-year term to participate in the Company's Senior Leader Bonus Program in effect from time to time, and his bonus target under the Senior Leader Bonus Program is $700,000. The Company has determined that Mr. James Hays is not an executive officer.

[4] Paul J. Krump and Bronislaw E. Masojada were appointed to the Board effective June 13, 2023.

Audit Matters

PROPOSAL 2: RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee of the Board of Directors has selected Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024. Deloitte & Touche LLP has served as our independent registered public accounting firm since the fiscal year ended December 31, 2002.

The Committee and the Board are requesting that shareholders ratify this appointment as a means of soliciting shareholders' opinions and as a matter of good corporate governance. If the shareholders do not ratify the selection, the appointment of the independent registered public accountants will be reconsidered by the Committee. Even if the selection is ratified, the Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

One or more representatives of Deloitte & Touche LLP are expected to be present at the Meeting, will have the opportunity to make a statement, and will be available to respond to appropriate questions from shareholders.

Vote Required; Board Recommendation

In order to be ratified, this Proposal 2 must receive the affirmative vote of a majority of the votes cast on the proposal. The Board of Directors believes that the ratification of Proposal 2 is in the best interests of the Company and its shareholders.

 The Board unanimously recommends a vote **"FOR"** this proposal.

Report of the Audit Committee

The Audit Committee of the Board of Directors operates pursuant to an Audit Committee Charter, which was most recently reviewed by the Committee in October 2023 and last amended in January 2021. The Charter is posted on the Company's website (www.bbinsurance.com) in the "Corporate Governance" section of the "Investor Relations" tab, under "Key Documents."

Each member of the Audit Committee qualifies as "independent" (as that term is defined in the NYSE listed company manual, as well as other statutory, regulatory and other requirements applicable to the Company's Audit Committee members).

With respect to the fiscal year ended December 31, 2023, the Audit Committee:

1. has reviewed and discussed the Company's audited financial statements with management and the independent registered public accountants;

2. has discussed with the independent registered public accountants of the Company the matters required to be discussed by the standards of the Public Company Accounting Oversight Board, including those described in Auditing Standard No. 16, *Communications with Audit Committees*, and the Securities and Exchange Commission;

3. has received and reviewed the written disclosures and the letter from the independent registered public accountants required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accountants' communications with the Audit Committee concerning independence, and has discussed with the independent registered public accountants the independent registered public accountants' independence and

4. based on the review and discussions with management and the independent registered public accountants referenced above, recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, for filing with the Securities and Exchange Commission.

It is not the duty or responsibility of the Audit Committee to conduct auditing or accounting reviews or procedures. In performing its oversight responsibility, members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent registered public accountants. Accordingly, the Audit Committee's considerations and discussions do not assure that the audit of the Company's financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board or that the financial statements are presented in accordance with generally accepted accounting principles in the United States of America ("GAAP").

AUDIT COMMITTEE
James S. Hunt *(Chair)*
Theodore J. Hoepner
Paul J. Krump
Bronislaw E. Masojada
Jaymin B. Patel

Information Concerning Independent Registered Public Accountants

Fees Paid to Deloitte & Touche LLP

We incurred the following fees for services performed by Deloitte & Touche LLP for fiscal years 2023 and 2022:

	2022	2023
Audit Fees[1]	$2,702,480	$3,836,864
Audit-Related Fees[2]	$ 699,450[3]	$ 120,947[4]
Tax Fees[5]	$ 0	$ 0
All Other Fees[6]	$ 0	$ 0
Total	$ 3,401,930	$ 3,957,811

[1] Audit Fees were the aggregate fees billed to us by Deloitte & Touche LLP for professional audit services rendered for the audit of our annual financial statements, the review of financial statements included in our Forms 10-Q and the audit of our internal control over financial reporting for the fiscal years ended December 31, 2023 and 2022, including any out-of-pocket expense. The increase in Audit Fees in 2023, as compared to 2022, was primarily driven by the costs associated with statutory audits in the United Kingdom related to the Company's acquisition of GRP (Jersey) Holdco Limited and its business ("GRP") in 2022.

[2] Audit-Related Fees are fees for assurance and related services reasonably related to the performance of the audit or review of our financial statements that are not reported above under the caption "Audit Fees" for the fiscal year ended December 31, 2023 and 2022.

[3] These fees were billed in connection with due diligence services performed in connection with the Company's acquisition of GRP in 2022.

[4] These fees were billed in connection with due diligence services performed in connection with the Company's acquisition of Kentro Capital Limited in 2023.

[5] Tax Fees are fees for tax compliance, tax advice and tax planning for the fiscal years ended December 31, 2023 or 2022. Deloitte & Touche LLP did not provide any such services during the periods.

[6] Deloitte & Touche LLP did not provide any "other services" during the periods.

Audit Committee Policy for Pre-Approval of Independent Registered Public Accountants Services

Our policy requires that the Audit Committee consider and approve in advance any proposed engagement of the independent registered public accountants to perform services in addition to those approved in connection with their annual engagement letter, except for certain limited non-audit services. During fiscal years 2023 and 2022, all services were approved by the Audit Committee in accordance with this policy.

Negotiation of Fees Payable to the Independent Registered Public Accountants

Each year, the Company's management begins a robust, good-faith negotiation, overseen by the Audit Committee, with the independent registered public accountant regarding the independent registered public accountants' proposed fees for the engagement. This negotiation includes a review for reasonableness of fees incurred during the previous year, as well as a review for reasonableness of fees for the proposed engagement, with consideration of any enhancements to the Company's financial and other internal controls as a result of the Company's year-over-year growth and expansion into new international jurisdictions.

Audit Committee Audit Partner Selection

In conjunction with the required rotation, the Audit Committee is involved, together with the Company's management team, in the evaluation and selection of the new lead audit partner.

Evaluation of Independent Registered Public Accountants

On at least an annual basis, the Audit Committee, together with the Company's management, evaluates the performance of the independent registered public accountants in connection with its decision to re-engage the independent registered public accountants. As part of this evaluation, which is based, in part, upon the Center for Audit Quality's external auditor assessment tool, the Audit Committee and the Company's management consider, among other things, the quality of services performed by the independent registered public accountants; the skill and responsiveness of the engagement team; the independent registered public accountants' understanding of the Company, including the Company's operational and financial risks; and the independent registered public accountants' tenure.

Compensation Matters

PROPOSAL 3: ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

At the Meeting, we will ask our shareholders to approve, on a nonbinding, advisory basis, under Section 14A of the Exchange Act, the compensation of our Named Executive Officers as disclosed in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on our executive compensation. We have held a similar shareholder vote every year since 2011 and expect to hold a similar vote at the 2025 Annual Meeting.

As described in detail below under "Compensation Discussion and Analysis," our executive compensation program is designed to attract, motivate and retain our Named Executive Officers, who are critical to our success. Accordingly, our Named Executive Officers are rewarded to the extent we achieve specific annual goals and deliver financial performance intended to increase long-term shareholder value.

Our Compensation Committee has adopted an approach to executive compensation that we believe enables the Company to retain its executive talent while remaining committed to our core compensation philosophy of paying for performance and aligning executive compensation with shareholder interests. The Committee continually reviews the compensation programs for our Named Executive Officers with the goal of most effectively aligning our executive compensation structure with our shareholders' interests and current market practices. For example, (1) a significant portion of pay is performance-based, (2) compensation is incentive-driven with both a short- and long-term focus and (3) we believe the components of compensation are linked to increasing shareholder value.

We are again asking our shareholders to indicate their support for our executive officer compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and the philosophy, program and practices described in this Proxy Statement in accordance with the SEC's compensation disclosure rules. Accordingly, we ask our shareholders to vote "FOR" the approval, on an advisory basis, of executive compensation.

The say-on-pay vote is advisory and therefore not binding on the Company, the Compensation Committee or our Board. However, our Board and Compensation Committee value the opinions of our shareholders, and to the extent there is any significant vote against the executive compensation as disclosed in this Proxy Statement, we will consider our shareholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

Accordingly, we ask our shareholders to vote on the following resolution at the Meeting:

> "RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Vote Required; Board Recommendation

In order to be approved, this Proposal 3 must receive the affirmative vote of a majority of the votes cast on the proposal. The Board of Directors believes that the advisory approval of Proposal 3 is in the best interests of the Company and its shareholders.

 The Board unanimously recommends a vote **"FOR"** this proposal.

Compensation Committee Report

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this Proxy Statement, in whole or in part, the following Board Compensation Committee Report shall not be incorporated by reference into any such filings.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on this review and those discussions, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE
Lawrence L. Gellerstedt III *(Chair)*
Toni Jennings
Bronislaw E. Masojada
Wendell S. Reilly
Chilton D. Varner

Compensation Discussion and Analysis

EXECUTIVE SUMMARY

Our Compensation Committee has responsibility for the design, implementation, review and approval of the compensation of our executive officers. We seek to provide an executive compensation package that supports our business strategy and is driven by our overall financial performance, the success of the operating segments and corresponding financial performance that are directly impacted by the applicable executive's leadership and the performance of the individual executive. The Compensation Committee periodically reviews, with the support of an independent compensation consultant, the pay practices of other companies with the goal of confirming that the Company's executive compensation program remains competitive but does not target compensation decisions or levels to a specific percentile or other absolute measures related to comparison group data.

At last year's Annual Meeting of Shareholders, 94% of the votes cast were in favor of the advisory vote to approve executive compensation. In view of this favorable vote (as well as a similar favorable vote in 2022) and the success of our 2022 executive compensation policies in incentivizing results that were aligned with the long-term interests of our shareholders, as well as other factors (including regulatory requirements, market considerations and Company and individual performance), our executive compensation policies and practices for 2023 remained substantially unchanged from the prior year.

Named Executive Officers

For 2023, our Named Executive Officers were as follows:

				
J. POWELL BROWN	**R. ANDREW WATTS**	**P. BARRETT BROWN**	**J. SCOTT PENNY**	**CHRIS L. WALKER**
Chief Executive Officer and President	Chief Financial Officer, Executive Vice President and Treasurer	Executive Vice President and President – Retail Segment	Executive Vice President and Chief Acquisitions Officer	Executive Vice President and President – National Programs Segment

We believe our compensation system continues to effectively incentivize our executive officers to deliver results for the Company that are aligned with the long-term interests of our shareholders. As reflected in the table below, we delivered another year of strong performance in 2023, and as a result, the annual cash incentives for our Named Executive Officers were calculated and paid above the target amounts:

Performance Highlights

TOTAL SHAREHOLDER RETURN(1)



Source: CapIQ as of 12/31/2023

1   Calculated as change in share price plus total dividends paid

	2023 PERFORMANCE	2022 PERFORMANCE
Total revenue	**$4.257 billion**	**$3.573 billion**
Net Income	**$871 million[1]**	**$672 million**
Diluted earnings per share	**$3.05[1]**	**$2.37**
Company total commissions and fees growth	**17.9%**	**16.9%**
Retail segment[2] total commissions and fees growth	16.9%	17.9%
National Programs segment total commissions and fees growth	24.0%	22.4%
Wholesale Brokerage segment total commissions and fees growth	19.0%	12.5%
Services segment total commissions and fees growth	(5.1)%	(3.9)%
Company Organic Revenue[3] growth	**10.2%**	**8.1%**
Retail segment Organic Revenue[3] growth	7.9%	6.5%
National Programs segment Organic Revenue[3] growth	17.2%	15.7%
Wholesale Brokerage segment Organic Revenue[3] growth	12.2%	7.6%
Services segment Organic Revenue[3] growth	(0.6)%	(2.9)%
Income before income taxes margin[4]	26.9%	24.5%
Adjusted EBITDAC Margin[3]	34.2%	32.9%
Net cash provided by operating activities	**$1,010 million**	**$881 million**

(1)   Amount includes a pre-tax gain on disposal of $134.6 million associated with the sale of certain third-party claims administration and adjusting services businesses in the fourth quarter of 2023.

(2)   The Retail segment includes commissions and fees reported in the "Other" column of the Segment Information table in Note 16 to our audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which includes corporate and consolidation items.

(3)   See **Annex A** for additional information regarding Organic Revenue, Organic Revenue growth and Adjusted EBITDAC Margin, which are non-GAAP financial measures, including a reconciliation to the most closely comparable GAAP financial measure.

(4)   Income before income taxes margin is calculated as the Company's income before income taxes, as reported, divided by total revenues, as reported.

Strong total and **ORGANIC REVENUE GROWTH** companywide

INCREASED our industry-leading operating margins

30TH consecutive annual dividend increase, returning approximately **$135 MILLION** to shareholders in 2023

ROBUST GROWTH in net cash provided by operating activities

33 STRATEGIC ACQUISITIONS with aggregate annual revenues of approximately **$162 MILLION**

Our Compensation Philosophy

Our compensation system is intended to:

1 **Attract and Retain**
High-quality people that are crucial to both the short-term and long-term success of the Company

2 **Compensate for Performance**
Linked to our strategic objectives through the use of incentive compensation programs

3 **Create a Common Interest**
Between our executive officers and shareholders through compensation structures that promote the sharing of the rewards and risks of strategic decision-making

In support of these goals, our incentive compensation program for 2023 included both short- and long-term compensation components that were tied to increases in our adjusted diluted earnings per share, Organic Revenue growth, Adjusted EBITDAC Margin and predetermined personal objectives for each of our executive officers. We believe our compensation program rewarded our executives for delivering strong financial results that aligned with the interests of our shareholders.

Compensation Components

Our compensation philosophy is reflected in the following short-term and long-term compensation components:

1 **Base Salary**

Rationale

- Provide competitive levels of compensation to our executive officers based on scope of responsibilities and duties
- Retain executive officers

How Amounts Are Determined

- Based on a wide range of factors, including total business and segment responsibilities, individual responsibilities and comparative market assessments

2 **Annual Cash Incentives and Bonuses**

Rationale

- Align executive officers' performance with annual goals and objectives
- Create a direct link between pay and current year financial and operational performance

How Amounts Are Determined

- Target payouts based upon comparative market assessments, recommendations by Chief Executive Officer, and input from the Compensation Committee's independent compensation consultant, subject to the approval of Compensation Committee or, in the case of the Chief Executive Officer, recommendations from the Compensation Committee's independent compensation consultant, subject to the approval of Compensation Committee based upon its annual Chief Executive Officer performance review
- Actual payout based upon a combination of Company and/or segment performance and achievement of personal performance objectives
- Additional discretionary bonus available as determined by Chief Executive Officer, subject to the approval of Compensation Committee, or, in the case of Chief Executive Officer, as determined by Compensation Committee

3 **Long-Term Equity Incentive Awards**

Rationale

- Reward effective long-term capital management and decision-making
- Focus attention on future returns to shareholders
- Retain executive officers who have the potential to impact both our short-term and long-term value creation through a combination of time- and performance-based awards
- Recognize and reward specific achievements and/or the previous year's performance
- Generally granted annually during first quarter

How Amounts Are Determined

- Award amount determined based upon a blend of quantitative measures and consideration of personal performance, as well as comparative market assessments
- For awards with a performance-based vesting condition, number of awarded shares may be higher or lower than target, subject to specified threshold and maximum amounts, based upon the Company's performance during the performance period
- Actual value realized based upon the Company's stock price over the measurement and vesting periods

The chart below shows the 2023 mix of compensation for our Chief Executive Officer and for the other Named Executive Officers as a group.



5%

14%

41%

CEO*

41%

82%
AT RISK

3%

25%

All Other NEOs

30%

42%

67%
AT RISK

- Base Salary
- Target Cash Incentive
- Equity
- Other**

*Total of all percentages does not equal 100% due to rounding.
**Other pay includes those amounts shown in the Summary Compensation Table under the "All Other Compensation" column.

How We Set Compensation

Role of Management

The Compensation Committee considers input from our Chief Executive Officer in making determinations regarding the compensation of our executive officers, other than our Chief Executive Officer. As part of the annual planning process, our Chief Executive Officer recommends and presents to the Compensation Committee for consideration, base salary adjustments, framework and targets for our annual cash incentive program, and long-term equity incentive award amounts, in each case based upon an individual's performance and responsibilities, as well as comparative market data, as described below, for our executive officers, other than our Chief Executive Officer. In addition, our Chief Executive Officer periodically presents to the Compensation Committee and the Board his evaluation of each executive officer's performance and reviews succession plans for each of our executive officers.

Role of the Compensation Consultant

Beginning in August 2015, the Compensation Committee engaged FW Cook to assist with a review of the components, structure and design of the long-term equity incentive arrangements with our executive officers and other key employees. The primary goal of this engagement was to help design long-term equity incentive arrangements that continue to be competitive and aligned with shareholder interests. FW Cook has remained engaged by the Compensation Committee to advise and assist with other matters related to executive and non-employee director compensation. The Compensation Committee considers FW Cook to be independent because FW Cook performed no services for the Company's management unrelated to services performed for the Compensation Committee, and there was no conflict of interest raised as a result of any work performed by FW Cook, directly or indirectly, for the Compensation Committee during fiscal years 2015-2023.

Comparative Market Assessments

The Compensation Committee does not target compensation decisions or levels to a specific percentile or other absolute measures related to comparison group data but does periodically review the pay practices of other companies with the goal of seeing that the Company's executive compensation program remains competitive. Historically, these analyses have been completed approximately every two years, unless there has been a material change in our business or in one of our segments, as comparative market rates do not typically materially change over the short term.

2023 Compensation

October 2022 Comparative Market Assessment

In October 2022, FW Cook conducted a comprehensive analysis of our pay practices and executive compensation levels as compared to a group of our peers (the "October 2022 Comparative Market Assessment"), which the Compensation Committee considered, among other things, in connection with certain pay adjustments for our executive officers in 2023, as described below.

Peer Comparison Group

For the October 2022 Comparative Market Assessment, FW Cook focused on our Peer Comparison Group. For a discussion of the Peer Comparison Group, including a list of peers comprising the Peer Comparison Group, see "2023 Director Compensation."

Survey Comparison

As part of the October 2022 Comparative Market Assessment, the Compensation Committee also reviewed and considered data from certain third-party surveys.

Results of the October 2022 Comparative Market Assessment

Based upon the results of the October 2022 Comparative Market Assessment, the Compensation Committee determined that, in the aggregate, the 2022 target total direct compensation for the Company's executive officers was only slightly below the market median, but that the 2022 target total direct compensation for each of Messrs. Powell Brown and Watts was more meaningfully below the market median.

As part of its ongoing evaluation of our executive officers' compensation and based, in part, on the recommendation of FW Cook, in early 2023, the Compensation Committee approved the framework for our executive officers' compensation for 2023, as described below.

Consideration of Last Year's "Say-On-Pay" Vote

In accordance with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), we provide our shareholders with an opportunity to approve, on a nonbinding, advisory basis, the compensation of named executive officers. At our annual meetings of shareholders in both 2022 and 2023, our shareholders voted to approve compensation by a significant margin.

In view of the favorable vote in 2023 (as well as a similar favorable vote in 2022), as well as other factors (including regulatory requirements, market considerations and Company and individual performance), we did not substantially change our executive compensation policies for 2023.

> At our 2023 Annual Meeting of Shareholders our executive compensation program was supported by
>
> **94%**
>
> of votes cast.

2023 Base Salaries

The Compensation Committee determined the 2023 base salaries of our Named Executive Officers, as follows:

Executive Officer	2023 Base Salary	2022 Base Salary	Change
J. Powell Brown	$1,000,000	$1,000,000	—
R. Andrew Watts	$ 650,000	$ 600,000	$50,000[1]
P. Barrett Brown	$ 800,000	$ 800,000	—
J. Scott Penny	$ 700,000	$ 700,000	—
Chris L. Walker	$ 800,000	$ 800,000	—

[1] The decision to increase Mr. Watts' 2023 base salary from $600,000 to $650,000 was based upon the October 2022 Comparative Market Assessment and the fact that 2022 target total pay for Mr. Watts was below the market median.

2023 Annual Cash Incentives

Our annual cash incentives are designed to further align executive officer compensation with our annual goals and objectives, and to create a direct link between compensation and financial and operational performance. During the first quarter of each year, the Compensation Committee approves the annual cash incentive components, consisting of financial performance measures, individual target cash incentive amounts and personal objectives, for each executive officer, including the relative weightings and goals against which performance is measured and payouts are determined for such fiscal year.

Target Amounts. In February 2023, the Compensation Committee determined not to change the components of our annual executive officer cash incentives or the weighting of each component for our Named Executive Officers and determined the target cash incentive amounts for our Named Executive Officers, as follows:

Executive Officer	2023 Target Cash Incentive Amount	2022 Target Cash Incentive Amount	Change
J. Powell Brown	$3,000,000	$2,000,000	1,000,000[1]
R. Andrew Watts	$ 850,000	$ 700,000	150,000[2]
P. Barrett Brown	$ 1,400,000	$ 1,400,000	—
J. Scott Penny	$ 900,000	$ 900,000	—
Chris L. Walker	$ 1,000,000	$ 1,000,000	—

[1] The decision to increase Mr. Powell Brown's 2023 target cash incentive amount from $2,000,000 to $3,000,000 was based upon the October 2022 Comparative Market Assessment and the fact that 2022 target total pay for Mr. Powell Brown was below the market median.

[2] The decision to increase Mr. Watts' 2023 target cash incentive amount from $700,000 to $850,000 was based upon the October 2022 Comparative Market Assessment and the fact that 2022 target total pay for Mr. Watts was below the market median.

Payouts can range from 0% to 200% of the aggregate target cash incentive depending on the financial performance of the Company or the segment, as applicable, and the Named Executive Officer's performance against personal objectives.

For 2023, the Compensation Committee selected the following components and weightings for the annual cash incentives for the Named Executive Officers:

Executive Officer	Financial Performance Measures[1]				Personal Objectives	
	Weighting	Measure	Weighting	Measure	Weighting	Measure
J. Powell Brown R. Andrew Watts J. Scott Penny	40%	Company Organic Revenue[2] growth	40%	Adjusted EBITDAC Margin[2] (applicable to all Named Executive Officers)	20%	Personal objectives established for each Named Executive Officer[4]
P. Barrett Brown	40%	Retail segment Organic Revenue[2] growth – adjusted[3]	40%	Adjusted EBITDAC Margin[2] (applicable to all Named Executive Officers)	20%	Personal objectives established for each Named Executive Officer[4]
Chris L. Walker	40%	National Programs segment Organic Revenue[2] growth – adjusted[4]	40%	Adjusted EBITDAC Margin[2] (applicable to all Named Executive Officers)	20%	Personal objectives established for each Named Executive Officer[5]

[1] The Compensation Committee selected these financial performance measures in furtherance of our strategy to increase our Organic Revenue growth while maintaining, among other things, our strong, industry-leading operating margins.

[2] See **Annex A** for additional information regarding Organic Revenue, Organic Revenue growth and Adjusted EBITDAC Margin, which are non-GAAP financial measures, including a reconciliation to the most closely comparable GAAP financial measure.

[3] Retail segment Organic Revenue growth was adjusted for 2023 to include the impact of certain offices within the National Programs and Wholesale Brokerage segments for which Mr. Barrett Brown, Executive Vice President and President – Retail segment, had responsibility in 2023. See **Annex A** for additional information regarding Retail segment Organic Revenue growth – adjusted, which is a non-GAAP financial measure, including a reconciliation to the most closely comparable GAAP financial measure.

[4] National Programs segment Organic Revenue growth was adjusted (i) for 2022, to include the impact of certain offices within the Services segment for which Mr. Walker, Executive Vice President and President – National Programs segment, had responsibility in 2022 and (ii) for 2023, to exclude the impact of certain offices within the National Programs segment for which Mr. Walker did not have responsibility in 2023 and to include the impact of certain offices within the Services segment for which Mr. Walker had responsibility in 2023. See **Annex A** for additional information regarding National Programs segment Organic Revenue growth – adjusted, which is a non-GAAP financial measure, including a reconciliation to the most closely comparable GAAP financial measure.

[5] The personal objectives for each of our Named Executive Officers were approved by the Compensation Committee in February 2023.

The target amounts for each financial performance measure were discussed over several months and then reviewed and approved by the Compensation Committee in February 2023. To ensure our performance targets are rigorous and challenging, yet realistic for our executive officers, the target amounts for the Organic Revenue growth for the Company, the Organic Revenue growth of our operating segments, and our Adjusted EBITDAC Margin were based on our 2023 budget. Our 2023 budget was approved by the Board in January 2023 and reflects a multi-month process that includes thorough and thoughtful discussions among management and the leaders of our businesses, and between management and our Board. In determining our 2023 budget, which served as the basis for the targets for each 2023 financial performance measure, consideration was given to, among other things:

• our expectation that the economy would continue to grow, but at a slower pace than 2022, as the economies in which we operate return to more normal growth rates due to higher interest rate benchmarks set by central banks;

- our expectation that insurance premium rates would either remain relatively stable or increase moderately in 2023;

- our expectation that "insurable exposure units," which are units that insurance companies use to measure or express insurance exposed to risk (such as property values, sales and payroll levels) to determine what premium to charge the insured, would decrease modestly as GDP growth was expected to be lower in 2023 as compared to 2022;

- our expectation that salary inflation would continue to put downward pressure on our operating margins, as would our continued incremental investments in technology, security and data, which are intended to help improve the customer and teammate experience as well as to protect our information technology systems and data and

- our expectation that certain businesses we acquired in the previous three years, which had lower operating margins versus other comparable businesses we operate, would increase profitably and have a positive impact on our overall 2023 operating margins.

For each financial performance measure, we make no payout for performance below a certain threshold. As part of our pay-for-performance framework, the Compensation Committee adopted payout curves that are intended to incentivize performance generally within a "target payout corridor" and that provide for incrementally higher and lower payouts for performance outside of the target payout corridor. Payout percentages for each financial performance measure were calculated based on the following tables:

ORGANIC REVENUE GROWTH – ADJUSTED – NATIONAL PROGRAMS PAYOUT PERCENTAGE



ORGANIC REVENUE GROWTH – COMPANY PAYOUT PERCENTAGE



ORGANIC REVENUE GROWTH – ADJUSTED – RETAIL PAYOUT PERCENTAGE



ADJUSTED EBITDAC MARGIN ACHIEVEMENT PAYOUT PERCENTAGE



Determination of 2023 Annual Cash Incentive Payouts. In the first quarter of 2024, the Compensation Committee reviewed actual 2023 performance of each financial performance measure against the target performance for each such measure as set forth in the following table:

Financial Performance Measure	Target	Actual	Percentage of Target Performance	Payout Percentage
Adjusted EBITDAC Margin	33.1%	34.2%[1]	—	158%
Company Organic Revenue growth	6.1%	10.2%	167%	200%
Retail segment Organic Revenue growth – adjusted	6.2%	8.0%	129%	167%
National Programs segment Organic Revenue growth – adjusted	5.7%	16.1%	282%	200%

[1] In calculating the Company's Adjusted EBITDAC Margin for 2023:

1. The Committee excluded the negative impact of the Company's non-cash stock-based compensation expense in excess of what was reflected in the Company's Board-approved 2023 budget. The Committee based its decision upon the fact that the higher-than-budgeted non-cash stock-based compensation expense for 2023 was the result of above-target performance by the Company for those grants of restricted stock made in February 2020 under our 2019 SIP, which resulted in the issuance of additional shares of restricted stock. For additional information about those grants of restricted stock made in February 2020 under our 2019 SIP, see "Equity Incentive Plan Outcomes in 2023."

2. The Committee excluded the negative impact of the acquisition and integration costs (e.g., costs associated with regulatory filings, legal/accounting services, due diligence and the costs of integrating information technology systems) arising out of the Company's acquisitions of GRP, Orchid Underwriters Agency and CrossCover Insurance Services, and BdB Limited companies, which are not expected to occur on an ongoing basis in the future ("Acquisition/Integration Costs"). The Committee based its decision upon the fact that these costs were related to the Company's acquisition of these businesses, and not the underlying performance of the businesses themselves, and the fact that they were not expected to occur on an ongoing basis in the future.

3. The Committee excluded the positive impact of the net gain on disposal resulting from sales of books of businesses in 2023.

4. The Committee excluded the period-over-period impact of foreign currency translation ("Foreign Currency Translation"), which is calculated by applying current-year foreign exchange rates to the various functional currencies in our business to our reporting currency of US dollars for the same period in the prior year. The Committee based its decision upon the fact that fluctuations in Foreign Currency Translation are not related to the performance of the Company.

5. The Committee excluded approximately $11.0 million expensed and substantially paid in the first quarter of 2023 to resolve a business matter, which was not considered to be normal, recurring or part of the ongoing operations (the "1Q23 Nonrecurring Cost"). The Committee based its decision upon the fact that the business matter was related to the pre-acquisition activities of a business we acquired in 2012 and was not related to the performance of the Company.

With respect to the achievement of personal objectives by each of the Named Executive Officers, which accounts for 20% of the 2023 cash incentive amount for each Named Executive Officer, the Compensation Committee evaluated the level of achievement for each Named Executive Officer's personal objectives in the first quarter of 2024. The evaluation for Mr. Powell Brown, our Chief Executive Officer, was made by the Compensation Committee. For the other Named Executive Officers, the Compensation Committee, after discussion, consideration and review, accepted without modification the recommendations as proposed by the Chief Executive Officer. The Compensation Committee evaluated the achievement of each Named Executive Officer's personal objectives in their totality instead of assigning a weight to each particular personal objective.

Name	Personal Objectives	Personal Objective Portion of 2023 Cash Incentive (0-200% of Target)
J. Powell Brown	• contribution to delivering the Company's budgeted financial results and acquiring high-quality businesses • contribution to attracting, retaining and developing high-quality teammates, including with respect to support of the Company's diversity, inclusion and belonging strategies • contribution to creating and delivering innovative solutions using technology, data, and analytics • contribution to leveraging the Company's capabilities for the benefit of our customers • contribution to balancing the Company's capital allocation to drive shareholder returns	**200%**
R. Andrew Watts	• contribution to delivering the Company's budgeted financial results and acquiring high-quality businesses • contribution to attracting, retaining and developing high-quality teammates, including with respect to support of the Company's diversity, inclusion and belonging strategies • contribution to advancing the Company's use of technology, data and analytics to provide better insight across the Company's businesses • contribution to maintaining the Company's control environment • contribution to balancing the Company's capital allocation to drive shareholder returns • contribution to delivering the Company's finance initiatives to help support scalable growth	**200%**
P. Barrett Brown	• contribution to delivering the Company's budgeted financial results and acquiring high-quality businesses • contribution to attracting, retaining and developing high-quality teammates, including with respect to support of the Company's diversity, inclusion and belonging strategies • contribution to creating and delivering innovative solutions using technology, data and analytics • contribution to leveraging the Company's capabilities for the benefit of our customers	**100%**
J. Scott Penny	• contribution to delivering the Company's budgeted financial results and acquiring high-quality businesses • contribution to attracting, retaining and developing high-quality teammates, including with respect to support of the Company's diversity, inclusion and belonging strategies • contribution to ensuring the Company's disciplined acquisitions process to drive strong shareholder value • contribution to ensuring completed acquisitions have robust integration plans and that such plans are effectively executed	**200%**
Chris L. Walker	• contribution to delivering the Company's budgeted financial results and acquiring high-quality businesses • contribution to attracting, retaining and developing high-quality teammates, including with respect to support of the Company's diversity, inclusion and belonging strategies • contribution to creating and delivering innovative solutions using technology, data and analytics • contribution to fostering deep and trusted insurance carrier relationships that help expand the Company's capacity to write new business	**200%**

As illustrated in the table below, the final 2023 cash incentive amounts were calculated by combining the payout amounts for each of the components discussed above and then rounding the resulting number up to the nearest thousand dollars:

Executive Officer	2023 Aggregate Target Cash Incentive Amount	Organic Revenue Growth Payout Amount	Adjusted EBITDAC Margin Payout Amount	Personal Objective Payout Amount	Total 2023 Cash Incentive Payout Amount[1]	Payout vs. Target Cash Incentive Amount
J. Powell Brown	$3,000,000	$2,400,064	$1,900,000	$1,199,000	$5,500,000	183%
R. Andrew Watts	$ 850,000	$ 680,151	$ 538,333	$ 340,000	$ 1,559,000	183%
P. Barrett Brown	$ 1,400,000	$ 932,631	$ 886,667	$ 280,000	$ 2,100,000	150%
J. Scott Penny	$ 900,000	$ 720,219	$ 570,000	$ 360,000	$ 1,651,000	183%
Chris L. Walker	$ 1,000,000	$ 800,355	$ 633,333	$ 400,000	$ 1,834,000	183%

[1] The 2023 cash incentive payouts are also shown in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column.

While not exercised in 2023, the Compensation Committee expressly reserves the right, in its sole discretion, to reduce the annual cash incentive for any Named Executive Officer, or to pay no annual cash incentive at all, if the Company's performance is unexpectedly poor or if the intended recipient commits acts of malfeasance.

2023 Discretionary Bonuses

Each of the Named Executive Officers is eligible to receive an additional discretionary bonus upon such terms and conditions as might be determined by the Chief Executive Officer, subject to the approval of the Compensation Committee, or, in the case of the Chief Executive Officer, as might be determined by the Compensation Committee. In February 2024, the Compensation Committee approved a discretionary bonus of $300,000 for Chris L. Walker based upon the recommendation by Mr. Powell Brown and Mr. Walker's outstanding individual performance during 2023 and the outstanding performance during 2023 of the offices for which Mr. Walker had responsibility. The 2023 discretionary bonus amount paid to Mr. Walker is also shown in the Summary Compensation Table under the "Bonus" column.

2023 Equity Incentive Grants

We endeavor to make our long-term equity incentive arrangements, which are generally granted on an annual basis, competitive and aligned with shareholder interests, as reflected in the following structure:

Terms	Rationale
In general, 75% of shares granted to each executive officer as a Performance Stock Award ("PSA") that vest based on performance (over a three-year period) and time (over a five-year period from the date of grant); 25% of shares granted to each executive officer as a Restricted Stock Award ("RSA") that vest on time only (over a five-year period from the date of grant)	Tying a majority of our equity awards to pre-established corporate financial objectives which drive long-term shareholder returns should more closely align the long-term interests of our executive officers and our shareholders
Vesting of PSA shares tied to increases in the Company's Organic Revenue growth (as further defined in the applicable award agreement) and compound annual growth rate of the Company's cumulative diluted earnings per share, excluding any impact for changes in acquisition earn-out liabilities, in each case measured over a three-year period beginning January 1, 2023	Organic Revenue growth and cumulative diluted earnings per share are easily understandable, directly influenced by our executive officers and are intended to drive our long-term shareholder value
PSAs granted to our executive officers contemplate a minimum payout of 0% and a maximum payout of 200% based upon the level of performance of each performance condition during the three-year measurement period	Payouts for above-target performance motivate our executive officers to overperform; recognition of performance that may be less than target
PSAs are subject to both performance-based and time-based vesting conditions. In addition to the performance conditions described above, PSAs granted in February 2023 are subject to an additional time-based, cliff vesting condition requiring five years of continuous employment from the date of grant	A combination of performance- and time-based vesting conditions is intended to achieve a strong alignment between pay and performance and incentivize the long-term retention of our executive officers and key employees
RSAs are subject to a cliff vesting condition requiring five years of continuous employment from the date of grant; RSA recipients acquired voting and dividend rights at the time of grant but cannot dispose of the shares	Equity awards with time-based vesting conditions continue to operate as a complement to our traditional equity awards characterized by both performance-based and time-based vesting conditions to further incentivize and reward key personnel; continued inclusion of a longer-term equity award (e.g., five years) helps attract, motivate and retain individuals whose performance drives our results
For certain executive officers aged 60 and older, equity awards are structured as performance stock units ("PSUs") and restricted stock units ("RSUs"), rather than as PSAs and RSAs, to allow for the payment of awards following an executive officer's qualified retirement	Allowing for the payment of awards following an executive officer's qualified retirement more effectively rewards and incentivizes executive officers who are approaching an age at which retirement is more likely

We do not grant equity awards in anticipation of the release of material non-public information, and we do not time the release of material non-public information based on equity award grant dates.

February 2023 Equity Incentive Grants

Based upon the recommendation of our Chief Executive Officer and, with respect to our Chief Executive Officer, based upon the Compensation Committee's annual evaluation of our Chief Executive Officer's performance, as well as input from FW Cook, the following long-term equity incentive awards for our Named Executive Officers were approved by our Compensation Committee in February 2023:

Executive Officer	2023 Performance Award (75%)	2023 Restricted Award (25%)	Total 2023 Long-Term Equity Incentive Awards (100%)	Total 2022 Long-Term Equity Incentive Awards[1]	Change
J. Powell Brown[2]	$2,250,000	$750,000	$3,000,000	$3,000,000	$ —
R. Andrew Watts[2]	$ 750,000	$250,000	$ 1,000,000	$ 700,000	$300,000[3]
P. Barrett Brown[2]	$ 375,000	$ 125,000	$ 500,000	$ 500,000	$ —
J. Scott Penny[2]	$ 375,000	$ 125,000	$ 500,000	$ 500,000	$ —
Chris L. Walker[4]	$ 375,000	$ 125,000	$ 500,000	$ 500,000	$ —

[1]   The amounts reported in this column do not include the off-cycle, long-term equity incentive awards, effective January 1, 2022, valued at $2,000,000 and granted to each of Messrs. Watts, Barrett Brown, Penny and Walker, which were granted in recognition of the exceptional performance during 2021 of each such Named Executive Officer, the Company and/or the offices over which each such Named Executive Officers had oversight responsibility during 2021, as well as the Company's strong total shareholder returns during the preceding several years.

[2]   The long-term equity incentive awards for Messrs. Powell Brown, Watts, Barrett Brown and Penny are structured as PSAs and RSAs, for which vesting is conditioned upon the grantee's continuous employment for five years following the date of grant.

[3]   The decision to increase Mr. Watts' 2023 long-term equity incentive award from $700,000 to $1,000,000 was based upon the October 2022 Comparative Market Assessment and the fact that 2022 target total pay for Mr. Watts was below the market median.

[4]   The Compensation Committee determined that to better reward and retain Mr. Walker, who is 66 years old, it was desirable to grant him PSUs and RSUs, which allow for the payment following his qualified retirement of PSUs that become awarded PSUs and the RSUs. If Mr. Walker's retirement occurs before the third anniversary of the date of grant, the PSUs that become awarded PSUs and the RSUs will be paid to Mr. Walker on the second anniversary of his retirement, subject to Mr. Walker being in good standing with the Company as of the date of such payment; if Mr. Walker's retirement occurs after the third anniversary of the date of grant, the PSUs that become awarded PSUs and the RSUs will be paid to Mr. Walker on the fifth anniversary of the date of grant, subject to Mr. Walker being in good standing with the Company as of the date of such payment.

Equity Incentive Plan Outcomes in 2023

In February 2020, certain of our Named Executive Officers received grants of restricted stock under our 2010 SIP, which included performance conditions of vesting based upon the following, in each case excluding items (for example, extraordinary, nonrecurring items) the Compensation Committee determines to be appropriately disregarded for all grants subject to this vesting condition: (i) the Company's average Organic Revenue growth ("Average Organic Revenue Growth") and (ii) the compounded annual growth rate ("CAGR") of our earnings per share, excluding the impact of the change in estimated acquisition earn-out payables and any other items (for example, extraordinary, nonrecurring items) that the Compensation Committee determines to be appropriately disregarded for all grants subject to this vesting condition ("Adjusted EPS"). Under the applicable award agreements, the performance condition is satisfied (i) for one-half of the shares granted based our Average Organic Revenue Growth during the three-year performance period ending December 31, 2022, as follows:

Performance Level	Average Organic Revenue Growth	Awarded Percentage of Tranche 1 Performance Shares
Maximum	Equal to or greater than 5.5%	200%
High Target	4.5%	120%
Target	4.0%	100%
Low Target	3.5%	80%
Threshold	2.5%	50%
No Payout	Less than 2.5%	0%

and (ii) for one-half of the shares granted based on the CAGR of our Adjusted EPS during the three-year performance period ending December 31, 2022, as follows:

Performance Level	Adjusted EPS	CAGR	Awarded Percentage of Tranche 2 Performance Shares
Maximum	Equal to or greater than $5.33	Equal to or greater than 12.0%	200%
High Target	$5.13	10.0%	120%
Target	$4.99	8.5%	100%
Low Target	$4.85	7.0%	80%
Threshold	$4.76	6.0%	50%
No Payout	Less than $4.76	Less than 6.0%	0%

If the actual performance level for each performance condition falls in between any of the performance levels, the percentage of shares that are awarded is determined based on straight-line interpolation.

In February 2023, the Compensation Committee determined that:

- our cumulative Average Organic Revenue Growth, which in 2021 and 2022, excluded Foreign Currency Translation, and which in 2022, included guaranteed supplemental commissions ("GSCs") as part of core commissions and fees, and, therefore, as a component of Average Organic Sales Growth, during the performance period was 7.4% and, therefore, fell above the maximum performance level, resulting in a payout percentage of 200% of the target and

- our Adjusted EPS, which in 2020 excluded a legal judgment entered into against the Company in 2020 for approximately $6.6 million (the "2020 Legal Matter"), and which in 2022 excluded the positive impact of the decrease in expense we recognized related to the 2020 Legal Matter and the negative impact of Acquisition/Integration Costs, during the performance period was $6.16 and, therefore, fell above the maximum performance level, resulting in a payout percentage of 200% of the target.

The Compensation Committee concluded that it was desirable to make certain adjustments in the calculations of the Company's actual performance, as follows:

- Average Organic Revenue Growth excluded Foreign Currency Translation because fluctuations in Foreign Currency Translation are not related to the performance of the Company and

- Average Organic Revenue Growth included GSCs as part of core commissions and fees, and, therefore, as a component of Average Organic Sales Growth to align the treatment of GSCs with incentives received for the placement of employee benefits coverage, as how the Company earns GSCs and other incentives is substantially identical.

- Adjusted EPS excluded the negative after-tax impact of the 2020 Legal Matter in 2020 and the positive impact of the decrease in expense we recognized related to the 2020 Legal Matter in 2022 because the underlying legal matter was related to the pre-acquisition activities of a business we acquired in 2012 and was not related to the performance of the Company and

- Adjusted EPS excluded the negative impact of Acquisition/Integration Costs in 2022 because these costs were related to the Company's acquisition of these business, and not the underlying performance of the businesses themselves, and the fact that they were not expected to occur on an ongoing basis in the future.

Upon the Compensation Committee's certification of these performance conditions, the following Named Executive Officers gained dividend rights and voting entitlement with respect to the indicated number of shares: Mr. Powell Brown – 92,764; Mr. Watts – 21,644; Mr. Barrett Brown – 15,460; Mr. Penny – 15,460 and Mr. Walker – 15,460. Except in limited circumstances, these shares will become fully vested on February 21, 2025, provided, the grantee remains continuously employed by us until such date.

See **Annex A** for additional information regarding Adjusted EPS, Organic Revenue growth and Organic Revenue growth – adjusted, which are non-GAAP financial measures, including a reconciliation to the most closely comparable GAAP financial measure.

2024 Compensation

2024 Comparative Market Assessment

In January 2024, FW Cook conducted a comprehensive analysis of our pay practices and executive compensation levels as compared to a group of our peers (the "January 2024 Comparative Market Assessment"), which the Compensation Committee considered, among other things, in connection with certain pay adjustments for our executive officers in 2024, as described below.

Peer Comparison Group

For the January 2024 Comparative Market Assessment, FW Cook focused on our Peer Comparison Group. For a discussion of the Peer Comparison Group, including a list of peers comprising the Peer Comparison Group, see "2023 Director Compensation."

Survey Comparison

As part of the January 2024 Comparative Market Assessment, the Compensation Committee also reviewed and considered data from the 2023 FW Cook Executive Compensation Survey and one additional third-party survey.

Results of the January 2024 Comparative Market Assessment

Based upon the results of the January 2024 Comparative Market Assessment, the Compensation Committee determined, among other things, the following:

- The total 2023 direct compensation for Messrs. Powell Brown and Watts, which includes their base salary, target cash incentive amount and target long-term equity incentives, was below the peer group median and the general industry median.

- The total 2023 direct compensation for Messrs. Barrett Brown and Walker was below the peer group median, which the Compensation Committee concluded offered the most direct comparison for each of them, given the limited availability of comparable pay data among the general industry for each of their roles.

- The total 2023 direct compensation for Mr. Penny was only slightly higher than the peer group median, which the Compensation Committee concluded offered the most direct comparison for him, given the limited availability of comparable pay data among the general industry for his role.

As a result, the Compensation Committee applied pay rate adjustments for all of the Named Executive Officers for 2024.

2024 Base Salaries

In January 2024, the Compensation Committee increased the base salaries for each of the Named Executive Officers, as follows:

Executive Officer	2024 Base Salary	2023 Base Salary	Change
J. Powell Brown	$1,250,000	$1,000,000	$250,000[1]
R. Andrew Watts	$ 800,000	$ 650,000	$ 150,000[2]
P. Barrett Brown	$1,000,000	$ 800,000	$200,000[3]
J. Scott Penny	$ 800,000	$ 700,000	$ 100,000[4]
Chris L. Walker	$ 900,000	$ 800,000	$ 100,000[5]

[1] The decision to increase Mr. Powell Brown's 2024 base salary from $1,000,000 to $1,250,000 was based upon the January 2024 Comparative Market Assessment and the fact that 2023 target total pay for Mr. Powell Brown is slightly higher than the peer group median but less than the general industry median.

[2] The decision to increase Mr. Watts' 2024 base salary from $650,000 to $800,000 was based upon the January 2024 Comparative Market Assessment and the fact that 2023 target total pay for Mr. Watts is below the peer group median and the general industry median.

[3] The decision to increase Mr. Barrett Brown's 2024 base salary from $800,000 to $1,000,000 was based upon the January 2024 Comparative Market Assessment and the fact that 2023 target total pay for Mr. Barrett Brown is below the peer group median.

[4] The decision to increase Mr. Penny's 2024 base salary from $700,000 to $800,000 was based upon the January 2024 Comparative Market Assessment and the fact that 2023 target total pay for Mr. Penny is only slightly higher than the peer group median.

[5] The decision to increase Mr. Walker's 2024 base salary from $800,000 to $900,000 was based upon the January 2024 Comparative Market Assessment and the fact that 2023 target total pay for Mr. Walker is below the peer group median.

2024 Annual Cash Incentives

In February 2024, the Compensation Committee determined not to change the components of our annual executive officer cash incentives or the weighting of each component. However, based upon the recommendation of our Chief Executive Officer and, with respect to our Chief Executive Officer, based upon the Compensation Committee's annual evaluation of our Chief Executive Officer's performance, as well as input from FW Cook, the following target cash incentive amounts for our Named Executive Officers were approved by our Compensation Committee in February 2024:

Executive Officer	2024 Target Cash Incentive Amount	2023 Target Cash Incentive Amount	Change
J. Powell Brown	$3,750,000	$3,000,000	$750,000[1]
R. Andrew Watts	$1,000,000	$ 850,000	$ 150,000[2]
P. Barrett Brown	$1,800,000	$ 1,400,000	$400,000[3]
J. Scott Penny	$1,000,000	$ 900,000	$ 100,000[4]
Chris L. Walker	$1,400,000	$ 1,000,000	$400,000[5]

[1] The decision to increase Mr. Powell Brown's 2024 target cash incentive amount from $3,000,000 to $3,750,000 was based upon the January 2024 Comparative Market Assessment and the fact that 2023 target total pay for Mr. Powell Brown is slightly higher than the peer group median but less than the general industry median.

[2] The decision to increase Mr. Watts' 2024 target cash incentive amount from $850,000 to $1,000,000 was based upon the January 2024 Comparative Market Assessment and the fact that 2023 target total pay for Mr. Watts is below the peer group median and the general industry median.

[3] The decision to increase Mr. Barrett Brown's 2024 target cash incentive amount from $1,400,000 to $1,800,000 was based upon the January 2024 Comparative Market Assessment and the fact that 2023 target total pay for Mr. Barrett Brown is below the peer group median.

[4] The decision to increase Mr. Penny's 2024 target cash incentive amount from $900,000 to $1,000,000 was based upon the January 2024 Comparative Market Assessment and the fact that 2023 target total pay for Mr. Penny is only slightly higher than the peer group median.

[5] The decision to increase Mr. Walker's 2024 target cash incentive amount from $1,000,000 to $1,400,000 was based upon the January 2024 Comparative Market Assessment and the fact that 2023 target total pay for Mr. Walker is below the peer group median.

2024 Equity Incentive Grants

Based upon the recommendation of our Chief Executive Officer and, with respect to our Chief Executive Officer, based upon the Compensation Committee's annual evaluation of our Chief Executive Officer's performance, as well as input from FW Cook, the following long-term equity incentive awards for our Named Executive Officers were approved by our Compensation Committee in the first quarter of 2024:

Executive Officer	2024 Performance Award (75%)	2024 Restricted Award (25%)	Total 2024 Long-Term Equity Incentive Awards (100%)	Total 2023 Long-Term Equity Incentive Awards	Change
J. Powell Brown[1]	$2,250,000	$750,000	$3,000,000	$3,000,000	$ —
R. Andrew Watts[1]	$ 975,000	$325,000	$ 1,300,000	$ 1,000,000	$300,000[2]
P. Barrett Brown[1]	$ 525,000	$ 175,000	$ 700,000	$ 500,000	$200,000[3]
J. Scott Penny[1]	$ 375,000	$125,000	$ 500,000	$ 500,000	$ —
Chris L. Walker[4]	$ 825,000	$275,000	$ 1,100,000	$ 500,000	$600,000[5]

[1] The long-term equity incentive awards for Messrs. Powell Brown, Watts, Barrett Brown and Penny are structured as PSAs and RSAs, for which vesting is conditioned upon the grantee's continuous employment for five years following the date of grant.

[2] The decision to increase Mr. Watts' 2024 long-term equity incentive award from $1,000,000 to $1,300,000 was based upon the January 2024 Comparative Market Assessment and the fact that 2023 target total pay for Mr. Watts was below the peer group median and the market median.

[3] The decision to increase Mr. Barrett Brown's 2024 long-term equity incentive award from $500,000 to $700,000 was based upon the January 2024 Comparative Market Assessment and the fact that 2022 target total pay for Mr. Barrett Brown was below the peer group median.

[4] The Compensation Committee determined that to better reward and retain Mr. Walker, who is 66 years old, it was desirable to grant him PSUs and RSUs, which allow for the payment following his qualified retirement of PSUs that become awarded PSUs and the RSUs. If Mr. Walker's retirement occurs before the third anniversary of the date of grant, the PSUs that become awarded PSUs and the RSUs will be paid to Mr. Walker on the second anniversary of his retirement, subject to Mr. Walker being in good standing with the Company as of the date of such payment; if Mr. Walker's retirement occurs after the third anniversary of the date of grant, the PSUs that become awarded PSUs and the RSUs will be paid to Mr. Walker on the fifth anniversary of the date of grant, subject to Mr. Walker being in good standing with the Company as of the date of such payment.

[5] The decision to increase Mr. Walker's 2024 long-term equity incentive award was based upon the January 2024 Comparative Market Assessment and the fact that 2022 target total pay for Mr. Walker was below the peer group median. Mr. Walker's 2024 long-term equity incentive award includes a one-time incremental award of $500,000 granted in March 2024 in recognition of Mr. Walker's outstanding individual performance during 2023 and the outstanding performance during 2023 of the offices for which Mr. Walker had responsibility.

Other Compensation

We also provide the following compensation and benefits to attract and retain key employees.

Benefits Generally

Along with all other full-time employees, each of the Named Executive Officers is eligible: (a) to receive matching contributions to the Company's 401(k) Plan; (b) to participate in our ESPP; (c) to participate in group medical, dental and other benefit plans and (d) to the extent permitted by applicable law, for reimbursement of amounts earned by the Company on personal lines insurance such as homeowners and flood insurance purchased by such Named Executive Officer. Our 401(k) Plan provides for matching contributions of up to four percent (4.0%) of the contributions made by each participant. The 401(k) Plan also permits discretionary profit-sharing contributions, but the Company made no such contributions to the accounts of Named Executive Officers for 2023.

Dividend Payments on Unvested Stock Awards

The Named Executive Officers receive dividends on unvested shares, or dividend equivalents on unvested units, granted pursuant to the Company's equity incentive compensation plans (i) that have exclusively time-based vesting requirements (e.g., time-based RSAs or RSUs) or (ii) for which the applicable performance conditions have been satisfied in accordance with the applicable award agreements, but the time-based vesting requirements have not been satisfied (e.g., performance-based PSAs or PSUs).

Deferred Compensation Plan

The Named Executive Officers are eligible to participate in the Company's non-qualified deferred compensation plan, which provides the opportunity to defer receipt of up to 75% of base salary and up to 100% of cash incentive and bonus compensation. Participant deferrals are credited to the participant's deferral contribution account. The participant's account is credited with earnings based on the performance of the participant's investment allocation among a menu of investment options designated by the Company. The Company is permitted, but not required, to make matching contributions and other discretionary contributions under this plan. The Company made no matching or other discretionary contributions to the accounts of Named Executive Officers for 2023.

A participant's account under the Company's non-qualified deferred compensation plan generally is distributed in a lump sum or installments upon the participant's retirement, other termination of employment or death. However, in some circumstances (including hardship), all or a portion of the participant's deferral account may be distributed on one or more specified dates prior to termination of employment. Participants elect at the time of deferral to have the distributions made in a lump sum or annual installments.

Personal Benefits

Certain social club membership dues paid by the Named Executive Officers who have responsibility for the entertainment of clients, prospective clients and principals of acquisition prospects may be reimbursed by the Company or paid on behalf of the Named Executive Officer. Additionally, the Company reimburses certain car service expenses and for the costs of certain financial and tax planning services for each of the Named Executive Officers.

Policy on Tax Deductibility

The deductibility of compensation payments can depend upon numerous factors, including the nature of the payment and the time that income is recognized under various plans, agreements and programs. Interpretations of and changes in applicable tax laws and regulations and other factors beyond the Compensation Committee's control also can affect the deductibility of compensation. The Compensation Committee considers the anticipated tax treatment of the Company's compensation programs and payments, including the potential impact of Section 162(m) of the United States Internal Revenue Code of 1986, as amended. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding one million dollars in any taxable year for certain executive officers. Before the effective date of the Tax Cuts and Jobs Act of 2017 (the "Tax Reform Act"), which was signed into law in December 2017, amounts in excess of one million dollars were deductible if they qualified as performance-based compensation under a plan that was approved by the shareholders and that met certain other technical requirements. With respect to awards made before the Tax Reform Act, our general policy was to try to deliver equity-based compensation to employees in as tax-efficient a manner as possible, taking into consideration the overall cost to the Company. However, because our interests and our shareholders' interests may sometimes be best served by providing compensation that is not deductible in order to attract and retain high-quality people that are crucial to both the short-term and long-term success of the Company, the Compensation Committee has determined at this time to retain the flexibility to provide for compensation that is not deductible.

As a result of the Tax Reform Act, the exemption from the Section 162(m) deduction limit for performance-based compensation has been repealed, effective for taxable years beginning after December 31, 2017. Therefore, compensation paid to our covered executive officers in excess of one million dollars is not deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. Also, the Tax Reform Act expands the number of individuals covered by the Section 162(m) deduction limit. We will continue to monitor the pre-2018 equity-based awards and endeavor to preserve the deductibility of such awards if and when they are paid. Despite the Compensation Committee's efforts to structure these awards in a manner intended to be exempt from the Section 162(m) deduction limit, because of uncertainties as to the application and interpretation of Section 162(m) after the Tax Reform Act and the Internal Revenue Service regulations that govern the scope of the transition relief provided by the legislation, no assurance can be given that compensation intended to satisfy the requirements for exemption from Section 162(m) will do so. In addition, the Compensation Committee reserves the right to modify compensation that was initially intended to be exempt from Section 162(m) if it determines that such modifications are consistent with the Company's business needs.

Payments Upon Termination or Change in Control

With the exception of Mr. Walker and Mr. Watts, all of the Named Executive Officers have employment agreements with the Company that include change-in-control provisions. The terms of our employment agreements with our Named Executive Officers are described below in "Employment and Deferred Compensation Agreements."

The 2010 SIP and 2019 SIP provide for double-trigger vesting under which all participants, including all of the Named Executive Officers, would become vested in the following amounts if the participant's service with us is involuntarily or constructively terminated (other than for specified causes, as set forth in the 2010 SIP and 2019 SIP) within 12 months after a change-in-control transaction, which is defined in each plan and designated as a "Transfer of Control" in the 2010 SIP and a "Change in Control" the 2019 SIP:

- for all grants, except those performance-based restricted stock grants in or after February 2022, 100% of all unvested restricted stock grants granted pursuant to such 2010 SIP or 2019 SIP grants agreements and

- for all performance-based restricted stock grants in or after February 2022, the greater of: (a) 100% of such unvested restricted stock grants or (b) the percentage of unvested restricted stock grants determined in accordance with the applicable performance schedule based upon the actual level of achievement (up to the applicable maximum level of achievement) from the first day of the performance period to the date on which the change-in-control transaction occurs.

For information concerning the value of the vested shares that each of the Named Executive Officers would have under the 2010 SIP and the 2019 SIP in the event that termination of employment after a change-in-control transaction had occurred on the last business day of 2023, see the table titled "Potential Payments Upon Termination or Change in Control – 2023."

The PSP (which was terminated in 2010) provides that all outstanding grants of PSP stock shall become fully vested and non-forfeitable in the event of: (i) the Company's entry into any agreement to sell all or substantially all of its assets or to enter into any merger, consolidation, reorganization, division or other corporate transaction in which Company stock is converted into another security or into the right to receive securities or property, where such agreement does not provide for the assumption or substitution of PSP stock; (ii) any tender or exchange offer for the Company's stock accepted by a majority of the shareholders of the Company; or (iii) the death of J. Hyatt Brown and the subsequent sale by his estate, his wife, his lineal descendants, any trust created for his benefit during his lifetime, or any combination of the foregoing, of the Company stock owned by J. Hyatt Brown prior to his death. The PSP further provides that if any shares of PSP stock become fully vested and non-forfeitable because of the occurrence of these events, the Company shall pay to the holders of such shares, within 60 days of the occurrence of such event, the full amount of any federal and state income tax liability incurred by such holder as a result of such vesting, including, without limitation, any excise tax with respect to such vesting (e.g., under Internal Revenue Code Section 4999 and any successor provision) as well as the amount of any tax liability with respect to such "gross-up" payment. This excise tax gross-up provision is a legacy provision that applies only to awards that were granted under the PSP prior to its suspension in 2010, and no new agreements that contain excise tax gross-up provisions have been entered into, and no previous agreements containing such legacy provisions have been materially amended. Additionally, the PSP provides that in the event of any "Change in Control" (as defined in the PSP, and excluding the triggering events described above), the Board thereafter shall have the right to take such action with respect to any shares of PSP stock that are forfeitable, or all such shares of PSP stock, as the Board in its discretion deems appropriate under the circumstances to protect the interests of the Company in maintaining the integrity of the awards under the PSP. The PSP further states that the Board shall have the right to take different action with respect to different "Key Employees" (as defined in the PSP) or different groups of "Key Employees," as the Board in its discretion deems appropriate under the circumstances. For information concerning the value of the vested PSP stock that each of the Named Executive Officers would have in the event that one of the triggering events described above occurred on the last business day of 2023, see the table titled "Potential Payments Upon Termination or Change in Control – 2023."

Employment and Deferred Compensation Arrangements

MESSRS. POWELL BROWN, BARRETT BROWN AND PENNY

Messrs. Powell Brown and Penny entered into new employment agreements with the Company in 2014, and Mr. Barrett Brown entered into a new employment agreement with the Company in 2015, in each case replacing previous employment agreements that had different terms. Compensation under these agreements is not specified, but rather is to be agreed upon between the Company and the executive from time to time. See "Compensation Discussion and Analysis" for information concerning the considerations affecting the compensation of the Named Executive Officers. The agreements include a provision that states that in the event of a "Change in Control," defined as a circumstance in which the holders of more than 50% of the voting stock of the Company before the transaction closes hold less than 50% of the voting stock of the Company after the transaction closes, if the resulting entity employs executives with duties similar in character, classification or responsibilities to the Named Executive Officer's, the Agreement shall be deemed modified to provide the Named Executive Officer with "equivalent terms and benefits to those of similar executives." The new employment agreements include, among other provisions, restrictive covenants prohibiting the solicitation or diversion of business or employees for a period of two years following voluntary or involuntary separation from employment and also prohibit disclosure of confidential information. These agreements may be terminated by either party at any time, with or without cause or advance notice.

MR. WALKER

Mr. Walker entered into an employment agreement with the Company effective January 9, 2012, in connection with our acquisition of Arrowhead General Insurance Agency, Inc. The agreement may be terminated by either party at any time, with or without cause or advance notice. Compensation under the agreement is at an amount agreed upon between us and Mr. Walker from time to time, and for a period of two years following the termination of employment, the agreement prohibits Mr. Walker from directly or indirectly soliciting or servicing our customers, or soliciting our employees to leave their employment with us.

MR. WATTS

In connection with his hiring in 2014, Mr. Watts and the Company entered into an employment agreement with an initial term that ended on February 17, 2017 (the "Term"). Following the conclusion of the Term, the terms of the employment agreement continued in effect, except that the agreement may now be terminated by either party at any time, with or without cause or advance notice. Compensation under the agreement is at an amount agreed upon between us and Mr. Watts from time to time, and for a period of two years following the termination of employment, the agreement prohibits Mr. Watts from directly or indirectly soliciting or servicing our customers, or soliciting our employees to leave their employment with us.

The above descriptions of our employment agreements with our Named Executive Officers are summaries and are qualified by reference to the copies of such agreements that have been filed as exhibits to our SEC filings as follows:

- With respect to Messrs. Powell Brown, Barrett Brown and Penny, Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2014;

- With respect to Mr. Watts, Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2014 and

- With respect to Mr. Walker, Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2013.

Hedging and Pledging Policies; Stock Ownership Requirements; Clawback Policy

The Board has adopted policies prohibiting the hedging (as defined below) of our stock by directors, executive officers and other members of our Senior Leadership Team and prohibiting the pledging of our stock by directors, as well prohibiting the pledging of our stock held pursuant to our stock ownership requirements by our executive officers and other members of our Senior Leadership Team. For the purposes of this policy, "hedging" includes engaging in short sales of Company stock and engaging in hedging transactions in publicly traded options that are based on the trading price of Company stock, such as puts, calls and other derivative securities.

Our stock ownership requirements provide that members of the Company's Senior Leadership Team must accumulate Company stock valued at the following multiples of their base salaries within three years of hire or promotion, and retain such stock until retirement, separation from employment or removal from one of the categories set forth below:

STOCK OWNERSHIP GUIDELINES – NAMED EXECUTIVE OFFICER COMPLIANCE AS OF DECEMBER 31, 2023



[1] Ownership levels include: (i) shares owned directly or indirectly, excluding shares owned by immediate family members as to which beneficial ownership is disclaimed; (ii) unvested PSP shares that have met the applicable performance conditions under the applicable award agreements and (iii) unvested 2010 SIP and 2019 SIP shares or units that (a) are subject to a time-based-only vesting condition or (b) have met the applicable performance conditions under the applicable award agreements. For Messrs. Powell Brown and Barrett Brown, ownership levels exclude 2,054,950 shares held by the James Hyatt Brown Nongrantor Charitable Lead Annuity Trust, of which each of them is a trustee and a remainder beneficiary.

[2] The ownership requirements are as follows: Chief Executive Officer – six times base salary; Senior Leadership Team members who are "officers" pursuant to Section 16 of Securities Exchange Act 1934 – three times base salary and Senior Leadership Team members who are not "officers" pursuant to Section 16 of the Securities Exchange Act of 1934 – one times base salary.

In addition, each non-employee director is required to accumulate Brown & Brown common stock valued at least five times the current annual cash retainer within five years of joining the Board.

On average, each of our non-employee directors owns Brown & Brown common stock valued at

37x
the current annual cash retainer as of December 31, 2023.

In June 2023, the SEC approved the NYSE's proposed listing standards to implement the SEC's clawback rule adopted pursuant to the requirements of Section 954 of the Dodd-Frank Act. The listing standards require all NYSE-listed companies to adopt a clawback policy for current and former Section 16 officers ("Covered Executives") by December 1, 2023. In October 2023, the Board of Directors approved our Policy Regarding the Mandatory Recovery of Compensation (the "Clawback Policy"), which requires the Compensation Committee, subject to certain narrow exceptions permitted by the NYSE listing standards, to recover from Covered Executives erroneously awarded compensation in the event of a restatement of our financial statements due to material noncompliance with federal securities laws. Incentive-based compensation that was "received" during the three completed fiscal years preceding the restatement is subject to recoupment. A copy of the Clawback Policy was filed as an exhibit to our Annual Report on Form 10-K for fiscal 2023.

Executive Compensation Tables

The following table sets forth the compensation received by our Named Executive Officers for services rendered to us in such capacity for the years ended December 31, 2023, 2022 and 2021.

Summary Compensation Table 2021-2023

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
J. Powell Brown	2023	1,000,000	—	2,941,861	5,500,000	344,884	9,786,745
Chief Executive Officer and President	2022	1,000,000	—	2,953,648	2,501,000	286,985	6,741,633
	2021	1,000,000	1,020,000	2,940,017	3,980,000	261,018	9,201,035
R. Andrew Watts	2023	648,077	—	980,620	1,559,000	81,161	3,268,858
Chief Financial Officer Executive Vice President and Treasurer	2022	600,000	60,000	2,689,057	981,000	78,459	4,408,516
	2021	600,000	300,000	832,964	1,393,000	66,103	3,192,067
P. Barrett Brown	2023	800,000	—	490,253	2,100,000	47,475	3,437,728
Executive Vice President and President – Retail Segment	2022	798,077	—	2,492,134	1,489,000	331,134	5,110,345
	2021	700,000	500,000	489,957	1,991,000	33,854	3,714,811
J. Scott Penny	2023	700,000	—	490,253	1,651,000	86,942	2,928,195
Executive Vice President and Chief Acquisitions Officer	2022	698,077	20,000	2,492,134	1,261,000	89,583	4,560,794
	2021	600,000	450,000	489,957	1,792,000	61,394	3,393,351
Chris L. Walker	2023	800,000	300,000	490,253	1,834,000	30,233	3,454,486
Executive Vice President and President – National Programs Segment	2022	798,077	—	2,492,134	1,501,000	41,666	4,832,877
	2021	700,000	500,000	489,957	1,991,000	51,405	3,732,362

(1) Amounts shown under the "Stock Awards" column reflect the aggregate grant date fair value of awards computed in accordance with Statement of Financial Accounting Standards ASC Topic 718 (formerly "SFAS 123(R)") with respect to stock granted under the 2019 SIP to our Named Executive Officers rather than the dollar amount recognized during the fiscal year for financial statement purposes. The assumptions used for the valuations are set forth in Note 12 to our audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023. See "Compensation Discussion and Analysis" and the "Outstanding Equity Awards at Fiscal Year-End – 2023" table for information with respect to stock granted under the PSP, the 2010 SIP and the 2019 SIP prior to 2023. For awards that are performance based, the indicated grant date fair value amounts assume that the target level of performance will be achieved.

Amounts shown under the "Stock Awards" column include the aggregate grant date fair value of all awards. For 2021, 2022 and 2023, a portion of the shares granted to each Named Executive Officer were either PSAs or PSUs, and portion of the shares granted to each Named Executive Officer were either RSAs or RSUs. Assuming the highest level of performance conditions will be achieved for the PSAs and PSUSs in this column (200% for 2021, 2022 and 2023), the grant date fair value for each Named Executive Officer, including both PSAs or PSUs, as applicable, and RSAs or RSUs, as applicable, would be as follows:

Name	Fiscal Year	Maximum Value ($)	Fiscal Year*	Maximum Value ($)	Fiscal Year	Maximum Value ($)
J. Powell Brown	2021	5,130,071	2022	5,157,334	2023	5,133,724
R. Andrew Watts	2021	1,453,454	2022	3,203,216	2023	1,711,241
P. Barrett Brown	2021	854,951	2022	2,859,372	2023	855,536
J. Scott Penny	2021	854,951	2022	2,859,372	2023	855,536
Chris L. Walker	2021	854,951	2022	2,859,372	2023	855,536

* The long-term equity incentive awards reported for 2022 include the time-based-only long-term equity incentive awards, effective January 1, 2022, each with a grant date fair value of $1,999,958 and granted to each of Messrs. Watts, Barrett Brown, Penny and Walker. The Compensation Committee's decision to approve these off-cycle long-term equity incentive awards was based upon the exceptional performance during 2021 of each such Named Executive Officer, the Company and/or the offices over which each such Named Executive Officers had oversight responsibility during 2021, as well as the Company's strong total shareholder returns during the preceding several years. Unlike the long-term equity incentive awards the Compensation Committee generally grants in February of each year, which typically vest five years following the date of grant, these long-term equity grants have a 7.5-year incremental vesting period, which is intended to further incentivize the long-term retention of our Named Executive Officers.

(2) These dollar amounts include the items identified in the table titled "All Other Compensation Table – 2023."

All Other Compensation Table 2021-2023

Name	Year	Perquisites and Other Personal Benefits ($)[1]	Insurance Commissions ($)[2]	Company Contributions to Retirement and 401(k) Plans ($)	Cash Dividends ($)[3]	Other ($)	Total ($)
J. Powell Brown	2023	5,908	59	13,200	289,170	36,267[4]	344,884
	2022	4,119	59	12,200	270,607	—	286,985
	2021	1,365	5,395	11,600	242,658	—	261,018
R. Andrew Watts	2023	16,675	2,616	13,200	48,670	—	81,161
	2022	18,052	2,335	12,200	45,872	—	78,459
	2021	16,675	2,169	11,600	35,659	—	66,103
P. Barrett Brown	2023	—	—	13,200	34,275	—	47,475
	2022	—	—	12,200	32,525	286,409[5]	331,134
	2021	—	—	11,600	22,254	—	33,854
J. Scott Penny	2023	16,675	15,144	13,200	41,923	—	86,942
	2022	16,675	12,473	12,200	48,235	—	89,583
	2021	16,675	—	11,600	33,119	—	61,394
Chris L. Walker	2023	4,736	—	—	25,497	—	30,233
	2022	12,670	—	—	28,996	—	41,666
	2021	22,020	—	—	29,385	—	51,405

[1] These amounts include the reimbursement of the cost of certain financial and tax planning services and reimbursement of certain club membership dues and car service expenses. For additional information, see "Compensation Discussion and Analysis – Other Compensation."

[2] These amounts include amounts earned by the Company and reimbursed to these employees for personal lines insurance purchased by these employees through the Company or its subsidiaries.

[3] These amounts represent cash dividends paid on granted PSP, 2010 SIP and 2019 SIP shares for which conditions of vesting other than time-based conditions have been satisfied.

[4] Amount reflects costs associated with the temporary relocation of Mr. Powell Brown to London, England from July 2023 to September 2023, including approximately $30,279 for housing costs and $5,988 for airline fare costs.

[5] Amount reflects costs associated with the temporary relocation of Mr. Barrett Brown and his family to London, England from June 2022 to August 2022, including approximately $238,487 for housing costs; $10,825 for transportation costs, including car service and rental cars; $27,844 for airline fares costs and $8,893 for tax gross ups.

Grants of Plan-Based Awards in Fiscal 2023

The following table provides information about the range of possible annual incentive cash payouts in respect of 2023 performance, the range of shares that may be earned pursuant to the stock grants made to our Named Executive Officers under our 2019 SIP in 2023 and the grant date fair value of these stock grants computed under Statement of Financial Accounting Standards ASC Topic 718 (formerly "SFAS 123(R)").

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | Grant Date Fair Value of Stock Awards ($)[5] |
		Threshold ($)[3]	Target ($)	Maximum ($)[4]	Threshold (#)	Target (#)	Maximum (#)	
J. Powell Brown	2/20/23	0	3,000,000	6,000,000				
	2/20/23				0	39,015	78,030	2,191,863
	2/20/23				—	13,005	13,005	749,998
R. Andrew Watts	2/20/23	0	850,000	1,700,000				
	2/20/23				0	13,005	26,010	730,621
	2/20/23				—	4,335	4,335	249,999
P. Barrett Brown	2/20/23	0	1,400,000	2,800,000				
	2/20/23				0	6,502	13,004	365,282
	2/20/23				—	2,167	2,167	124,971
J. Scott Penny	2/20/23	0	900,000	1,800,000				
	2/20/23				0	6,502	13,004	365,282
	2/20/23				—	2,167	2,167	124,971
Chris L. Walker	2/20/23	0	1,000,000	2,000,000				
	2/20/23				0	6,502	13,004	365,282
	2/20/23				—	2,167	2,167	124,971

[1] For additional information related to the annual cash incentive awards including performance targets and measures, see "Compensation Discussion and Analysis."

[2] The "Estimated Future Payouts Under Equity Incentive Plan Awards" column shows the range of shares that may be earned pursuant to the stock awards granted under our 2019 SIP in 2023. For additional information related to these grants, see "Compensation Discussion and Analysis."

[3] For additional information related to the annual cash incentive awards including performance targets and measures, see "Compensation Discussion and Analysis."

[4] For additional information related to the annual cash incentive awards including performance targets and measures, see "Compensation Discussion and Analysis."

[5] The "Grant Date Fair Value of Stock Awards" column shows the full grant date fair value of the shares granted to our Named Executive Officers under our 2019 SIP in 2023. The grant date fair value of the awards is determined under Statement of Financial Accounting Standards ASC Topic 718 (formerly "SFAS 123(R)") and represents the amount we would expense in our financial statements over the vesting schedule for the grants. In accordance with SEC rules, the amounts in this column reflect the actual ASC 718 accounting cost without reduction for estimates of forfeitures related to service-based vesting conditions. The amounts reflect our accounting for these grants and do not correspond to the actual values that may be realized by the grantees.

Outstanding Equity Awards at Fiscal Year-End – 2023

	Option Awards					Stock Awards				
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
J. Powell Brown	—	—	—	—	—	7/21/2009	32,000[3]	2,275,520		
						7/21/2009	299,264[4]	21,280,663		
						2/25/2019	16,943[5]	1,204,817		
						2/25/2019	101,660[6]	7,229,043		
						2/21/2020	15,460[7]	1,099,361		
						2/21/2020	92,764[8]	6,596,448		
						2/23/2021	16,240[9]	1,154,826		
						2/21/2022	11,339[10]	806,316		
						2/20/2023	13,005[11]	924,786		
						2/23/2021			97,444[12]	6,929,243
						2/21/2022			68,036[13]	4,838,040
						2/20/2023			78,030[14]	5,548,713
R. Andrew Watts	—	—	—	—	—	2/25/2019	5,083[5]	361,452		
						2/25/2019	30,498[6]	2,168,713		
						2/21/2020	3,607[7]	256,494		
						2/21/2020	21,644[8]	1,539,105		
						2/23/2021	4,601[9]	327,177		
						1/1/2022	28,457[15]	2,023,577		
						2/21/2022	2,645[10]	188,086		
						2/20/2023	4,335[11]	308,262		
						2/23/2021			27,608[12]	1,963,205
						2/21/2022			15,874[13]	1,128,800
						2/20/2023			26,010[14]	1,849,571
P. Barrett Brown	—	—	—	—	—	2/25/2019	2,541[5]	180,691		
						2/25/2019	15,248[6]	1,084,285		
						2/21/2020	2,576[7]	183,179		
						2/21/2020	15,460[8]	1,099,361		
						2/23/2021	2,706[9]	192,424		
						1/1/2022	28,457[15]	2,023,577		
						2/21/2022	1,889[10]	134,327		
						2/20/2023	2,167[11]	154,095		
						2/23/2021			16,240[12]	1,154,826
						2/21/2022			11,338[13]	806,245
						2/20/2023			13,004[14]	924,714

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Grant Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)[1]**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]**
---	---	---	---	---	---	---	---	---	---	---
J. Scott Penny	—	—	—	—	—	2/25/2019	3,812[5]	271,071		
						2/25/2019	22,872[6]	1,626,428		
						2/21/2020	2,576[7]	183,179		
						2/21/2020	15,460[8]	1,099,361		
						2/23/2021	2,706[9]	192,424		
						1/1/2022	28,457[15]	2,023,577		
						2/21/2022	1,889[10]	134,327		
						2/20/2023	2,167[11]	154,095		
						2/23/2021			16,240[12]	1,154,826
						2/21/2022			11,338[13]	806,245
						2/20/2023			13,004[14]	924,714
Chris L. Walker	—	—	—	—	—	2/25/2019	3,812[5]	271,071		
						2/25/2019	4,572[6]	325,115		
						2/21/2020	2,576[7]	183,179		
						2/21/2020	6,184[8]	439,744		
						2/23/2021	2,706[9]	192,424		
						1/1/2022	28,457[16]	2,023,577		
						2/21/2022	1,889[17]	134,327		
						2/20/2023	2,167[18]	154,095		
						2/23/2021			16,240[12]	1,154,826
						2/21/2022			11,338[19]	806,245
						2/20/2023			13,004[20]	924,714

[1] The market value shown was determined by multiplying the number of shares of stock that have not vested by $71.11, the closing market price of our common stock on December 31, 2023.

[2] The market value shown was determined by multiplying the number of unearned stock shares (at target) by $71.11, the closing market price of our common stock on December 31, 2023.

[3] These PSAs will vest on July 21, 2029, the 20th anniversary of the grant date, assuming continuous employment through such vesting date, provided that vesting will accelerate in the event of the attainment of age 64, death or disability, or in the event of (i) the Company's entry into any agreement to sell all or substantially all of its assets or to enter into any merger, consolidation, reorganization, division or other corporate transaction in which Company stock is converted into another security or into the right to receive securities or property, where such agreement does not provide for the assumption or substitution of PSP stock; (ii) any tender or exchange offer for the Company's stock accepted by a majority of the shareholders of the Company; or (iii) the death of Mr. Hyatt Brown and the subsequent sale by his estate, his wife, his lineal descendants, any trust created for his benefit during his lifetime, or any combination of the foregoing, of the Company stock owned by Mr. Hyatt Brown prior to his death.

[4] These PSAs will vest on July 21, 2029, the 20th anniversary of the grant date, assuming continuous employment through such vesting date, provided that vesting will accelerate in the event of the attainment of age 64, death or disability, or in the event of (i) the Company's entry into any agreement to sell all or substantially all of its assets or to enter into any merger, consolidation, reorganization, division or other corporate transaction in which Company stock is converted into another security or into the right to receive securities or property, where such agreement does not provide for the assumption or substitution of PSP stock; (ii) any tender or exchange offer for the Company's stock accepted by a majority of the shareholders of the Company; or (iii) the death of Mr. Hyatt Brown and the subsequent sale by his estate, his wife, his lineal descendants, any trust created for his benefit during his lifetime, or any combination of the foregoing, of the Company stock owned by Mr. Hyatt Brown prior to his death.

[5] These RSAs vested on February 25, 2024, the fifth anniversary of the grant date.

[6] These PSAs vested on February 25, 2024, the fifth anniversary of the grant date.

[7] These RSAs will vest on February 21, 2025, the fifth anniversary of the grant date, assuming continuous employment through such vesting date, provided that vesting will accelerate in the event of death, disability or termination (including constructive termination) without cause within 12 months following a change in control of the Company.

[8] These PSAs will vest on February 21, 2025, the fifth anniversary of the grant date, assuming continuous employment through such vesting date, provided that vesting will accelerate in the event of the attainment of age 64, death, disability or termination (including constructive termination) without cause within 12 months following a change in control of the Company.

[9] These RSAs will vest on February 23, 2026, the fifth anniversary of the grant date, assuming continuous employment through such vesting date, provided that vesting will accelerate in the event of death, disability or termination (including constructive termination) without cause within 12 months following a change in control of the Company.

[10] These RSAs will vest on February 21, 2027, the fifth anniversary of the grant date, assuming continuous employment through such vesting date, provided that vesting will accelerate in the event of death, disability or termination (including constructive termination) without cause within 12 months following a change in control of the Company.

[11] These RSAs will vest on February 20, 2028, the fifth anniversary of the grant date, assuming continuous employment through such vesting date, provided that vesting will accelerate in the event of death, disability or termination (including constructive termination) without cause within 12 months following a change in control of the Company.

[12] The amount shown represents the maximum number of PSAs that could have been earned during the three-year performance period of January 1, 2021, to December 31, 2023. The actual number of PSAs earned could have been between 0% and 200% of target based on the Average Organic Revenue Growth and Adjusted EPS during the performance period, as set forth in the applicable award agreements and as determined by the Compensation Committee. In February 2024, the Compensation Committee determined the Average Organic Revenue Growth and Adjusted EPS during the performance period fell above the maximum performance levels, resulting in a payout percentage of 200% of the target. For all named executive officers other than Mr. Walker, these earned PSAs will vest on February 23, 2026, the fifth anniversary of the grant date, assuming continuous employment through such vesting date, provided that vesting will accelerate in the event of the attainment of age 64, death, disability or termination (including constructive termination) without cause within 12 months following a change in control of the Company. For Mr. Walker, who has already attained age 64, 60% of these earned PSAs vested on February 23, 2024, the third anniversary of the grant date, and the remaining 40% of these earned PSAs will vest two equal increments on February 23, 2025 and February 23, 2026, the fourth and fifth anniversaries of the grant date, respectively, assuming continuous employment through such vesting date, provided that vesting will accelerate in the event of Mr. Walker's death, disability or termination (including constructive termination) without cause within 12 months following a change in control of the Company.

[13] The amount shown represents the maximum number of PSAs that can be earned during the three-year performance period of January 1, 2022, to December 31, 2024. The actual number of PSAs earned will be between 0% and 200% of target based on the Average Organic Revenue Growth and Adjusted EPS during the performance period, as set forth in the applicable award agreements and as determined by the Compensation Committee. Performance for 2022 and 2023 was above target but the results could change during the remaining year of the performance period. Earned PSAs will vest on February 21, 2027, the fifth anniversary of the grant date, assuming continuous employment through such vesting date, provided that vesting will accelerate in the event of the attainment of age 64, death, disability or termination (including constructive termination) without cause within 12 months following a change in control of the Company.

[14] The amount shown represents the maximum number of PSAs that can be earned during the three-year performance period of January 1, 2023, to December 31, 2025. The actual number of PSAs earned will be between 0% and 200% of target based on the Average Organic Revenue Growth and Adjusted EPS during the performance period, as set forth in the applicable award agreements and as determined by the Compensation Committee. Performance for 2023 was above target but the results could change during the remaining two years of the performance period. Earned PSAs will vest on February 20, 2028, the fifth anniversary of the grant date, assuming continuous employment through such vesting date, provided that vesting will accelerate in the event of the attainment of age 64, death, disability or termination (including constructive termination) without cause within 12 months following a change in control of the Company.

[15] These RSAs will vest in increments of 25%, 25% and 50% on July 1, 2027, July 1, 2028 and July 1, 2029, respectively, assuming continuous employment through such vesting dates, provided that vesting will accelerate in the event of death, disability or termination (including constructive termination) without cause within 12 months following a change in control of the Company.

[16] These RSUs will be awarded in five equal installments on the first five anniversaries of the date of grant and, once awarded, will vest in increments of 25%, 25% and 50% on July 1, 2027, July 1, 2028 and July 1, 2029, respectively, assuming continuous employment through such vesting dates, provided that vesting will accelerate in the event of death, disability or termination (including constructive termination) without cause within 12 months following a change in control of the Company. If Mr. Walker's retirement occurs on or before July 1, 2027, awarded RSUs will be paid in increments of 25% on the first year anniversary of retirement and 75% on the second anniversary of retirement, subject to Mr. Walker being in good standing with the Company as of the dates of such payments; and if Mr. Walker's retirement occurs after July 1, 2027, awarded RSUs will be paid post-retirement on the remaining original scheduled vesting dates, subject to Mr. Walker being in good standing with the Company as of the dates of such payments.

[17] These RSUs vest on February 21, 2027, the fifth anniversary of the grant date, assuming continuous employment through such date, provided that vesting will accelerate in the event of death, disability or termination (including constructive termination) without cause within 12 months following a change in control of the Company. If Mr. Walker's retirement occurs before the third anniversary of the date of grant, the RSUs will be paid to Mr. Walker on the second anniversary of his retirement, subject to Mr. Walker being in good standing with the Company as of the date of such payment; and if Mr. Walker's retirement occurs after the third anniversary of the date of grant, the RSUs will be paid to Mr. Walker on the fifth anniversary of the date of grant, subject to Mr. Walker being in good standing with the Company as of the date of such payment.

[18] These RSUs vest vests on February 20, 2028, the fifth anniversary of the grant date, assuming continuous employment through such date, provided that vesting will accelerate in the event of death, disability or termination (including constructive termination) without cause within 12 months following a change in control of the Company. If Mr. Walker's retirement occurs before the third anniversary of the date of grant, the RSUs will be paid to Mr. Walker on the second anniversary of his retirement, subject to Mr. Walker being in good standing with the Company as of the date of such payment; and if Mr. Walker's retirement occurs after the third anniversary of the date of grant, the RSUs will be paid to Mr. Walker on the fifth anniversary of the date of grant, subject to Mr. Walker being in good standing with the Company as of the date of such payment.

[19] The amount shown represents the maximum number of PSUs that can be earned during the three-year performance period of January 1, 2022, to December 31, 2024. The actual number of PSUs earned will be between 0% and 200% of target based on the Average Organic Revenue Growth and Adjusted EPS during the performance period, as set forth in the applicable award agreements and as determined by the Compensation Committee. Performance for 2022 and 2023 was above target but the results could change during the remaining year of the performance period. Earned PSUs vest on February 21, 2027, the fifth anniversary of the grant date, assuming continuous employment through such vesting date, provided that vesting will accelerate in the event of death, disability or termination (including constructive termination) without cause within 12 months following a change in control of the Company. If Mr. Walker's retirement occurs before the third anniversary of the date of grant, the PSUs that become awarded PSUs will be paid to Mr. Walker on the second anniversary of his retirement, subject to Mr. Walker being in good standing with the Company as of the date of such payment; and if Mr. Walker's retirement occurs after the third anniversary of the date of grant, the PSUs that become awarded PSUs will be paid to Mr. Walker on the fifth anniversary of the date of grant, subject to Mr. Walker being in good standing with the Company as of the date of such payment.

[20] The amount shown represents the maximum number of PSUs that can be earned during the three-year performance period of January 1, 2023, to December 31, 2025. The actual number of PSUs earned will be between 0% and 200% of target based on the Average Organic Revenue Growth and Adjusted EPS during the performance period, as set forth in the applicable award agreements and as determined by the Compensation Committee. Performance for 2023 was above target but the results could change during the remaining two years of the performance period. Earned PSUs vest on February 20, 2028, the fifth anniversary of the grant date, assuming continuous employment through such vesting date, provided that vesting will accelerate in the event of death, disability or termination (including constructive termination) without cause within 12 months following a change in control of the Company. If Mr. Walker's retirement occurs before the third anniversary of the date of grant, the PSUs that become awarded PSUs will be paid to Mr. Walker on the second anniversary of his retirement, subject to Mr. Walker being in good standing with the Company as of the date of such payment; and if Mr. Walker's retirement occurs after the third anniversary of the date of grant, the PSUs that become awarded PSUs will be paid to Mr. Walker on the fifth anniversary of the date of grant, subject to Mr. Walker being in good standing with the Company as of the date of such payment.

Option Exercises and Stock Vested – 2023

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)[1] |
Name				
J. Powell Brown	—	—	147,506	8,329,664
R. Andrew Watts	—	—	32,559	1,838,607
P. Barrett Brown	—	—	22,224	1,254,989
J. Scott Penny	—	—	51,996	2,936,214
Chris L. Walker	—	—	23,058	1,313,216

[1] The value realized upon the vesting of stock awards is the number of shares multiplied by the market value (being the closing market price as of the previous trading day) of the underlying shares on the vesting date. The value realized was determined without considering any taxes that were owed upon vesting.

Nonqualified Deferred Compensation at Fiscal Year-End – 2023

Name	Executive Contributions in 2023[1] $	Registrant Contributions in 2023 $	Aggregate Earnings in 2023 $	Aggregate Withdrawals/ Distributions $	Aggregate Balance at 12/31/2023 $
J. Powell Brown	625,250	—	1,441,387	—	7,735,062
R. Andrew Watts	364,350	—	244,215	—	2,001,331
P. Barrett Brown	—	—	—	—	—
J. Scott Penny	—	—	26,780	—	139,943
Chris L. Walker	160,000	—	95,916	—	519,244

[1] In each instance, the indicated executive contribution is included in the amounts reported for that Named Executive Officer in the Summary Compensation Table for 2023.

Potential Payments Upon Termination or Change in Control – 2023

Name	Benefit[1]	Before Change in Control Termination w/o Cause Resignation for Good Reason ($)	After Change in Control Termination w/o Cause or Resignation for Good Reason ($)[2]	Voluntary Termination ($)	Death ($)	Disability ($)	Change in Control ($)
J. Powell Brown	PSP	—	—	—	2,275,520	2,275,520	3,395,087[3]
	2010 SIP	8,433,859	—		29,714,522	29,714,522	21,280,663[4]
	2019 SIP	27,413,901	—		16,102,824	16,102,824	—
R. Andrew Watts	PSP	—	—	—	—	—	—
	2010 SIP	—	2,530,165	—	2,530,165	2,530,165	—
	2019 SIP	—	9,471,354	—	6,171,566	6,171,566	—
P. Barrett Brown	PSP	—	—	—	—	—	—
	2010 SIP	—	1,264,976	—	1,264,976	1,264,976	—
	2019 SIP	—	6,592,110	—	4,707,083	4,707,083	—
J. Scott Penny	PSP	—	—	—	—	—	—
	2010 SIP	—	1,897,499	—	1,897,499	1,897,499	—
	2019 SIP	—	6,592,110	—	4,707,083	4,707,083	—
Chris L. Walker	PSP	—	—	—	—	—	—
	2010 SIP	—	596,186	—	596,186	596,186	—
	2019 SIP	—	5,932,494	—	4,047,467	4,047,467	—

[1] All figures shown for the value of stock granted under the PSP, 2010 SIP and 2019 SIP that would vest upon death, disability or following a change in control are calculated based on the assumption that the triggering event(s) for such vesting took place on December 29, 2023, the last business day of the Company's last

completed fiscal year, and that the price per share of our common stock is $71.11 the closing market price as of that date. Other than the amounts shown in the column captioned "Change in Control" payable under the PSP, the figures shown in this table do not reflect the impact of the excise tax under Sections 280G and 4999 of the Internal Revenue Code, which may effectively reduce the amounts of change-in-control payments that a Named Executive Officer may receive, and do not reflect the assignment of any value to non-competition and other restrictive covenants or determinations of reasonable compensation that may reduce the amounts of change-in-control payments subject to the excise tax. For more detailed information concerning the change-in-control provisions of the PSP, the 2010 SIP and the 2019 SIP, see "Compensation Discussion and Analysis – Payments Upon Termination or Change in Control." All figures shown in this table would be paid in lump-sum payments by us in accordance with the applicable grant agreements.

[2] The figures shown in this column were determined as follows: (a) for all grants, except those performance-based restricted stock grants in or after February 2021, the amount contemplates 100% of all unvested restricted stock grants granted pursuant to such 2010 SIP and 2019 SIP grant agreements, and (b) for those performance-based restricted stock grants in or after February 2021, the amount contemplates the greater of: (i) 100% of such unvested restricted stock grants or (ii) the estimated percentage of unvested restricted stock grants determined in accordance with the applicable performance schedule based upon the actual level of achievement (up to the applicable maximum level of achievement and assuming the applicable performance level is adjusted, pursuant to the Compensation Committee's exercise of its discretion, from the first day of the performance period to December 31, 2023, the date on which the Transfer of Control occurs, as follows: (u) in 2021, 2022, and 2023 to exclude Foreign Currency Translation; (v) in 2022 and 2023, to include GSCs as part of core commissions and fees and, therefore, as a component of the Company's Organic Revenue; (w) in 2022, to exclude the positive impact of the decrease in expense we recognized related to the 2020 Legal Matter; (x) in 2022 and 2023, to exclude the negative impact of Acquisition/Integration Costs; (y) in 2023, to exclude the negative impact of the 1Q23 Nonrecurring Cost and (z) in 2023, to exclude the positive impact of the gain on disposal associated with the sale of certain third-party claims administration and adjusting services businesses in the fourth quarter of 2023.

[3] These figures represent amounts that would be paid pursuant to the terms of the PSP in the event of a change in control as defined in the PSP and include the following excise tax gross-up amount to be paid by the Company on PSP shares on behalf of the participant in the event of change in control: Mr. Powell Brown – $1,119,567. The excise tax gross-up amount has been calculated assuming the excise tax rate of 20% multiplied by the excess of the value of the change-in-control payments over the executive's average W-2 earnings for the last five calendar years, and assuming a blended effective tax rate of approximately 40% for each executive. However, the excise tax gross-up is only applicable if the sum of all payments equals or exceeds three times the executive's average W-2 earnings for the past five calendar years. Further, the excise tax gross-up assumes no value is assigned to non-competition and other restrictive covenants or determination of reasonable compensation that may apply to the participant. Such excise tax gross-up amounts also assume a change in control date of December 31, 2023, at our closing market price of $71.11 as of that date. The excise tax gross-up provision is a legacy provision that applies only to awards that were granted under the PSP prior to its suspension in 2010 and does not apply to awards under the 2010 SIP or the 2019 SIP. No new agreements that contain excise tax gross-up provisions have been entered into, and no previous agreements containing such legacy provisions have been materially amended.

[4] This amount would be paid pursuant to that certain grant under our 2010 SIP made on April 29, 2010 for 374,080 shares. This grant replaced 374,080 shares granted under our PSP on July 21, 2009, which had inadvertently exceeded the maximum number of shares permitted to be awarded in a particular calendar year. In order to assure achievement of the full intent of the original PSP grant, the replacement grant under the 2010 SIP has identical performance-based and other vesting conditions, including those associated with a change in control, to the original PSP grant.

Pay Ratio

As required by Section 953(b) of the Dodd-Frank Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Mr. Powell Brown, our President and Chief Executive Officer:

Chief Executive Officer Pay Ratio

For 2023, our last completed fiscal year:

- the median of the annual total compensation of all employees of our company, other than Mr. Powell Brown, was $68,672 and

- the annual total compensation of Mr. Powell Brown, as reported in the Summary Compensation Table, was 9,786,745.

- Based on this information, for 2023, the ratio of the annual total compensation of Mr. Powell Brown to the median of the annual total compensation of all employees, other than Mr. Powell Brown, was 143 to 1.

Methodology

To identify the median of the annual total compensation of all our employees, other than Mr. Powell Brown, as well as to determine the annual total compensation of our median employee and Mr. Powell Brown, we took the following steps:

1. We determined that, as of December 22, 2023, the last day of our last regular pay period of 2023, our employee population consisted of approximately 16,781 full-time, part-time, seasonal and temporary employees, with 12,719 of these individuals located in the United States, one of these individuals located in Australia, nine of these individuals located in Belgium, 13 of these individuals located in Bermuda, 308 of these individuals located in Canada, two of these individuals located in the Cayman Islands, seven of these individuals located in France, six of these individuals located in Germany, eight of these individuals located in Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong"), 10 of these individuals located in Italy, 18 of these individuals located in Malaysia, eight of these individuals located in the Netherlands, 236 of these individuals located in the Republic of Ireland, two of these individuals located in Singapore, one of these individuals located in Spain, six of these individuals located in the United Arab Emirates and 3,427 of these individuals located in the United Kingdom.

2. As permitted by SEC rules, we chose to exclude (a) 394 individuals who became our employees in October 2023 in connection with our acquisition of Kentro Capital Limited ("Kentro"), which included all of the employees located in Australia, France, Germany, Hong Kong, Malaysia, the Netherlands, Singapore, Spain and the United Arab Emirates, as well as four employees located in Italy, 283 employees located in the United Kingdom and 50 employees located in the United States; (b) 62 individuals located in the United Kingdom who became our employees in October 2023 in connection with our acquisition of Berkeley Insurance Group; (c) 26 individuals located in the United States who became our employees in December 2023 in connection with our acquisition of ABS Risk, LLC and its affiliate, ABS Operations, LLC and (d) all of the employees located in Belgium, Bermuda, Cayman Islands, the Republic of Ireland as well as six employees located in the Italy (which together with the excluded Kentro employees located in Italy described in the preceding clause comprise all of the employees located in Italy) from the determination of the "median employee" because they account for less than 5% of our total employees. Our employee population, after taking into consideration these adjustments, consisted of approximately 16,033 individuals.

3. To identify the "median employee" from our employee population, we compared the amount of compensation of our employees as reflected in our payroll records as reported for 2023 to the Internal Revenue Service in the United States on Form W-2, to the Canada Revenue Agency in Canada on T4 and to HM Revenue and Customs in the United Kingdom on P60. In making this determination, we annualized the compensation of approximately 3,184 permanent employees (full-time and part-time) who were hired in 2023 but did not work for us for the entire fiscal year. Since we do not widely distribute annual equity awards to our employees, the grant date fair values of such awards were excluded from our compensation measure. Fewer than 10% of our employees receive annual equity awards.

4. We identified our median employee as of December 22, 2023 using this compensation measure, which was consistently applied to all our employees included in the calculation. We did not make any cost-of-living adjustments in identifying the "median employee."

5. Once we identified our median employee, we combined all of the elements of such employee's compensation for 2023 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $71,075. The difference between such employee's annual total compensation and such employee's Form W-2 compensation represents $2,403 in matching contributions made by the Company to such employee's 401(k) Plan account.

6. With respect to the annual total compensation of Mr. Powell Brown, we used the amount reported in the "Total" column of the Summary Compensation Table.

Pay Versus Performance

In accordance with the SEC's disclosure requirements regarding pay versus performance ("PVP"), this section presents the SEC-defined "Compensation Actually Paid" ("CAP"). Also required by SEC's new PVP rules, this section compares CAP to various measures used to gauge our performance.

Our compensation decisions are made independently of disclosure requirements. CAP is a supplemental measure to be viewed alongside performance measures described under "Compensation Discussion and Analysis," not in replacement.

Pay Versus Performance Table

In accordance with the SEC's PVP rules, the following table sets forth information concerning the compensation of our Named Executive Officers for each of the fiscal years ended December 31, 2023, 2022 and 2021, and our financial performance for each such fiscal year:

Year	Summary Compensation Table Total for CEO ($)	Compensation Actually Paid to CEO ($)[1]	Average Summary Compensation Table Total for Non-CEO NEOs ($)	Average Compensation Actually Paid to Non-CEO NEOs ($)[2]	Value of Initial Fixed $100 Investment Based on: Total Shareholder Return	Value of Initial Fixed $100 Investment Based on: Peer Group Total Shareholder Return[3]	Net Income (in millions)	Organic Revenue growth Rate[4]
2023	9,786,745	23,865,891	3,272,317	5,477,863	$153	$ 161	$870.5	10.2%
2022	6,741,633	(5,295,763)	4,728,133	2,800,269	$122	$145	$ 671.8	8.1%
2021	9,201,035	32,778,563	3,508,148	6,939,244	$149	$142	$ 587.1	10.4%

[1] The Compensation Actually Paid to J. Powell Brown, President and Chief Executive Officer of the Company, for each of the fiscal years ended December 31, 2023, 2022 and 2021, is calculated, as follows:

Year	Reported summary compensation table total for CEO ($) (a)	Reported value of equity awards ($) (b)	Equity award adjustments ($) (c)*	Reported change in the actuarial present value of pension benefits ($) (d)	Pension benefit adjustments ($) (e)	Compensation actually paid to CEO ($) (a - b + c - d + e)
2023	9,786,745	2,941,861	17,021,007	—	—	23,865,891
2022	6,741,633	2,953,648	(9,083,748)	—	—	(5,295,763)
2021	9,201,035	2,940,017	26,517,545	—	—	32,778,563

* The equity award adjustments shown in this column are calculated as follows:

Year	Year end fair value of equity awards granted during the year ($)	Year over year change in fair value of outstanding and unvested equity awards ($)	Fair value as of vesting date of equity awards granted and vested in the year ($)	Year over year change in fair value of equity awards granted in prior years that vested in the year ($)	Fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year ($)	Value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation ($)	Total equity award adjustments ($)
2023	6,473,499	10,621,261	—	(73,753)	—	—	17,021,007
2022	2,506,468	(10,904,630)	—	(685,586)	—	—	(9,083,748)
2021	7,989,712	18,728,632	—	(200,798)	—	—	26,517,545

(2) The average Compensation Actually Paid to our Named Executive Officers, other than J. Powell Brown, President and Chief Executive Officer of the Company, for each of the fiscal years ended December 31, 2023, 2022 and 2021, is calculated, as follows:

Year	Average reported summary compensation table total for non-CEO NEOs ($) (a)	Average reported value of equity awards ($) (b)	Average equity award adjustments ($) (c)*	Average reported change in the actuarial present value of pension benefits ($) (d)	Average pension benefit adjustments ($) (e)	Average compensation actually paid to non-CEO NEOs ($) (a - b + c - d + e)
2023	3,272,317	612,845	2,818,391	—	—	5,477,863
2022	4,728,133	2,541,365	613,501	—	—	2,800,269
2021	3,508,148	575,709	4,006,805	—	—	6,939,244

*   The equity award adjustments shown in this column are calculated as follows:

Year	Average year end fair value of equity awards granted during the year ($)	Average year over year change in fair value of outstanding and unvested equity awards ($)	Average fair value as of vesting date of equity awards granted and vested in the year ($)	Average year over year change in fair value of equity awards granted in prior years that vested in the year ($)	Average fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year ($)	Average value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation ($)	Average total equity award adjustments ($)
2023	1,348,566	1,483,272	—	(13,447)	—	—	2,818,391
2022	2,080,633	(1,255,815)	—	(211,317)	—	—	613,501
2021	1,564,556	2,529,319	—	(87,070)	—	—	4,006,805

(3) Peer average among Arthur J. Gallagher & Co, Aon plc, Marsh & McLennan Companies and Willis Towers Watson Public Limited Company.
(4) See **Annex A** for additional information regarding Organic Revenue growth, which is a non-GAAP financial measure, including a reconciliation to the most closely comparable GAAP financial measure.

Relationship between Pay and Performance

In accordance with the SEC's PVP rules, we are providing the following graphs showing the relationships between information presented in the PVP table. Equity awards constitute a significant portion of compensation for our NEOs, and as a result, CAP will vary based on year-over-year changes in our stock price resulting in appreciation or depreciation in the value of equity awards granted to our NEOs. The value of equity awards will not be realized by the NEOs before any applicable performance goals are satisfied and the awards vest. The ultimate value of such awards is subject to changes in the stock price.

RELATIONSHIP BETWEEN CAP, AND NET INCOME AND ORGANIC REVENUE GROWTH

The graph below reflects the relationship between the CEO and average Non-CEO NEO CAP, the Company's net income and the Company's Organic Revenue growth for the fiscal years ended December 31, 2023, 2022 and 2021:



RELATIONSHIP BETWEEN CAP, AND COMPANY TOTAL SHAREHOLDER RETURN AND PEER GROUP TOTAL SHAREHOLDER RETURN

The graphs below reflect the relationship between the CEO and average Non-CEO NEO CAP, the Company's total shareholder return (assuming an initial fixed investment of $100) and the peer group's total shareholder return (assuming an initial fixed investment of $100) for the fiscal years ended December 31, 2023, 2022 and 2021:



List of Most Important Financial Performance Measures

In accordance with the SEC's PVP rules, the following tabular list sets forth the financial performance measures the Company has determined are the most important financial performance measures used to link compensation actually paid to Company performance during the last fiscal year:

Financial Performance Measure
Organic Revenue[1] growth rate
Adjusted EBITDAC Margin[1]
Adjusted EPS[1]
Total Shareholder Return[2]

(1) For additional information related to how we link our executive compensation programs to Adjusted EBITDAC Margin, Organic Revenue growth and Adjusted EPS, see "Compensation Discussion and Analysis."

(2) While Total Shareholder Return is not used as one of the metrics tied to the payouts under our incentive plans, the actual value realized under our equity incentive awards is based upon the Company's Total Shareholder Return (i.e., stock price and dividends paid) over the applicable performance and vesting periods.

Other Important Information

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth, as of March 4, 2024, the record date for the Meeting, information as to our common stock beneficially owned by (1) each of our directors, all of whom are director nominees, (2) each Named Executive Officer named in the Summary Compensation Table, (3) all of our directors and current executive officers as a group and (4) any person or entity whom we know to be the beneficial owner of more than five percent of the outstanding shares of our common stock.

Name of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2][3]	Percent of Total
J. Hyatt Brown[4]	37,736,568	13.23%
J. Powell Brown[5]	5,471,147	1.92%
Lawrence L. Gellerstedt III	18,132	*
James C. Hays	366,048	*
Theodore J. Hoepner	117,076	*
James S. Hunt	22,000	*
Toni Jennings	52,750	*
Paul J. Krump	0	0%
Timothy R.M. Main	30,914	*
Bronislaw E. Masojada	4,000	*
Jaymin B. Patel	1,848	*
H. Palmer Proctor, Jr.	42,946	*
Wendell S. Reilly	232,976	*
Kathleen A. Savio	0	0%
Chilton D. Varner	56,947	*
P. Barrett Brown[6]	1,424,749	*
J. Scott Penny[7]	696,958	*
Chris L. Walker	170,077	*
R. Andrew Watts	189,798	*
All current directors and executive officers as a group (22 persons)[8]	46,883,117	16.43%
BlackRock Inc.[9] 50 Hudson Yards New York, NY 10001	16,347,696	5.73%
The Vanguard Group, Inc.[10] 100 Vanguard Boulevard Malvern, PA 19355	28,152,200	9.87%
Select Equity Group, L.P.[11] 380 Lafayette Street, 6th Floor New York, New York 10003	14,310,766	5.02%

*   Less than 1%.

[1]   Unless otherwise indicated, the address of such person is c/o Brown & Brown, Inc., 300 N. Beach St., Daytona Beach, Florida 32114.

[2]   Beneficial ownership of shares, as determined in accordance with applicable SEC rules, includes shares as to which a person has or shares voting power and/or investment power, or as to which a person has the right to acquire beneficial ownership within the next 60 days. We have been informed that all shares shown are held of record with sole voting and investment power, except as otherwise indicated.

(3) The number and percentage of shares owned by the following persons include the indicated number of shares owned through our 401(k) plan as of March 4, 2024: Mr. Powell Brown – 42,572; Mr. Watts – 0; Mr. James Hays – 590; Mr. Barrett Brown – 10,783; Mr. Penny – 19,461; Mr. Walker – 0 and all current directors and executive officers as a group – 72,406.

The number and percentage of shares owned by the following persons also include the indicated number of unvested shares which such persons have been granted under our PSP as of March 4, 2024: Mr. Powell Brown – 32,000; Mr. Watts – 0; Mr. Barrett Brown – 0; Mr. Penny – 0; Mr. Walker – 0 and all current directors and executive officers as a group – 32,000. These PSP shares have voting and dividend rights due to satisfaction of the first condition of vesting based on stock price performance, but the holders thereof currently have no power to sell or dispose of the shares, and the shares are subject to forfeiture.

In addition, the number and percentage of shares owned by the following persons also include the indicated number of unvested shares which such persons have been granted under our 2010 SIP and 2019 SIP as of March 4, 2024 and for which the first condition of vesting has been satisfied: Mr. Powell Brown – 489,472; Mr. Watts – 49,252; Mr. Barrett Brown – 31,700; Mr. Penny – 31,700; Mr. Walker – 9,588 and all current directors and executive officers as a group – 664,110. These 2010 SIP and 2019 SIP shares have voting and dividend rights due to satisfaction of the first condition of vesting, but the holders thereof currently have no power to sell or dispose of the shares, and the shares are subject to forfeiture.

In addition, the number and percentage of shares owned by the following persons include the indicated number of unvested shares which such persons have been granted under our 2019 SIP in the form of time-based-only grants as of March 4, 2024: Mr. Powell Brown – 65,114; Mr. Watts – 47,575; Mr. Barrett Brown – 39,911; Mr. Penny – 39,306; Mr. Walker – 5,282 and all current directors and executive officers as a group – 291,161. These time-based only grants have voting and dividend rights, but the holders thereof have no power to sell or dispose of the shares, and the shares are subject to forfeiture in the event that the recipient does not continue to be employed with us for a specified number of years following the date of grant.

(4) Of the shares beneficially owned by Mr. Hyatt Brown, 37,604,928 are held by Ormond Riverside, Limited Partnership, of which Swakopmund, Inc. is the General Partner that has voting and investment power over such shares. Swakopmund, Inc. is 100% owned by the Swakopmund Trust of 2009, a revocable trust created by Mr. Hyatt Brown, who is the sole trustee thereof and retains the sole voting and investment powers with respect to all the shares of Swakopmund, Inc. An additional 134,640 shares are held in an IRA account. Mr. Hyatt Brown's ownership excludes 2,054,950 shares held by the James Hyatt Brown Nongrantor Charitable Lead Annuity Trust, of which Mr. Hyatt Brown's spouse and three children are the trustees and of which his three children are the remainder beneficiaries.

(5) Mr. Powell Brown's ownership includes (a) 32,241 shares owned by children living in his household, as to which he disclaims beneficial ownership, and (b) 2,054,950 shares held by the James Hyatt Brown Nongrantor Charitable Lead Annuity Trust, of which Mr. Powell Brown is a trustee and a remainder beneficiary.

(6) Mr. Barrett Brown's ownership (a) includes (i) 2,324 shares owned by children living in his household, as to which he disclaims beneficial ownership, and (ii) 90,000 shares pledged as collateral for a credit facility extended by a bank to Mr. Barrett Brown and (b) excludes 2,054,950 shares held by the James Hyatt Brown Nongrantor Charitable Lead Annuity Trust, of which Mr. Barrett Brown is a trustee and a remainder beneficiary.

(7) Mr. Penny's ownership includes 192 shares owned by children living in his household, as to which he disclaims beneficial ownership, and 357,056 shares owned jointly with spouse.

(8) Includes amounts beneficially owned by all our current directors and executive officers as of March 4, 2024, as a group.

(9) The amount shown is derived from a Schedule 13G/A filed by BlackRock, Inc. ("BlackRock") on January 29, 2024 reporting beneficial ownership as of December 31, 2023. According to the Schedule 13G/A, BlackRock has sole voting power over 14,900,536 shares, shared voting power over 0 shares, sole dispositive power over 16,347,696 shares and shared dispositive power over 0 shares.

(10) The amount shown is derived from a Schedule 13G/A filed by The Vanguard Group ("Vanguard") on February 13, 2024 reporting beneficial ownership as of December 29, 2023. According to the Schedule 13G/A, Vanguard has sole voting power over 0 shares, shared voting power over 303,727 shares, sole dispositive power over 27,147,404 shares and shared dispositive power over 1,004,796 shares.

(11) The amount shown is derived from a Schedule 13G/A filed by Select Equity Group, L.P. ("Select Equity") on February 14, 2024 reporting beneficial ownership as of December 31, 2023. According to the Schedule 13G/A, Select Equity has sole voting power over 0 shares, shared voting power over 14,310,766 shares, sole dispositive power over 0 shares and shared dispositive power over 14,310,766 shares.

Annual Meeting and Proxy Solicitation Information

These proxy materials are made available to shareholders in connection with the solicitation of proxies by the Board of Directors of Brown & Brown, Inc. to be voted at the Annual Meeting of Shareholders, to be held virtually at 9:00 a.m. (EDT) on Wednesday, May 8, 2024 and at any postponements or adjournments. The close of business on March 4, 2024 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting. At the close of business on the record date, we had outstanding 285,340,698 shares of $0.10 par value common stock, entitled to one vote per share. These proxy materials were first mailed to shareholders of record on March 25, 2024.

Notice of Internet Delivery

As permitted by SEC rules, Brown & Brown, Inc. is making this Proxy Statement and its Annual Report available to its shareholders electronically via the Internet. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail (unless you request them, as described below and explained in the Notice). Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report. The Notice also instructs you on how you may vote online. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions in the Notice for requesting the materials.

Attending the Virtual Annual Meeting

Both shareholders of record and shareholders who hold their shares in "street name" will need to register to be able to attend the Annual Meeting via live audio webcast, submit their questions during the meeting and vote their shares electronically at the Annual Meeting by following the instructions below.

If you are a shareholder of record, you must:

- Follow the instructions provided on your proxy card to first register at http://www.viewproxy.com/bbinsurance/2024/htype.asp by 11:59 p.m. (EDT) on May 5, 2024. You will need to enter your name, phone number and email address as part of the registration, following which you will receive an email confirming your registration, as well as the password to attend the Annual Meeting.
- On the day of the Annual Meeting, if you have properly registered, you may enter the Annual Meeting by logging in using the link and password you received via email in the registration confirmation you received when you registered at http://www.viewproxy.com/bbinsurance/2024/htype.asp.
- If you wish to vote your shares electronically at the Annual Meeting, you will need to visit www.AALvote.com/BRO during the Annual Meeting while the polls are open (you will need the virtual control number included on your proxy card).

If your shares are held in a "street name," you must:

- Register at http://www.viewproxy.com/bbinsurance/2024/htype.asp by 11:59 p.m. (EDT) on May 5, 2024.

You will need to enter your name, phone number and email address, and provide a copy of the legal proxy (which may be uploaded to the registration website or sent via email to VirtualMeeting@viewproxy.com) as part of the registration if you plan to vote at the meeting, following which you will receive an email confirming your registration and a virtual control number if you plan to vote at the meeting, as well as the password to attend the Annual Meeting.

Please note, if you do not provide a copy of the legal proxy, you may still attend the Annual Meeting by showing proof of ownership but will be unable to vote your shares electronically at the Annual Meeting.

- On the day of the Annual Meeting, if you have properly registered, you may enter the Annual Meeting by logging in using the link and password you received via email in the registration confirmation you received when you registered at http://www.viewproxy.com/bbinsurance/2024/htype.asp.
- If you wish to vote your shares electronically at the Annual Meeting, you will need to visit www.AALvote.com/BRO during the Annual Meeting while the polls are open (you will need the virtual control number assigned to you in your registration confirmation email).

Further instructions on how to attend the Annual Meeting via live audio webcast, including how to vote your shares electronically at the Annual Meeting are posted on http://www.viewproxy.com/bbinsurance/2024/htype.asp under Frequently Asked Questions (FAQ). The Annual Meeting live audio webcast will begin promptly at 9:00 a.m. (EDT) on May 8, 2024. We encourage you to access the meeting prior to the start time. Online check-in will begin at 8:30 a.m. (EDT), and you should allow ample time for the check-in procedures.

Technical Difficulties

We will have technicians ready to assist you with any technical difficulties you may have accessing the Annual Meeting live audio webcast. Please be sure to check in by 8:30 a.m. (EDT) on May 8, 2024, the day of the Annual Meeting, so we may address any technical difficulties before the Annual Meeting live audio webcast begins. If you encounter any difficulties accessing the Annual Meeting live audio webcast during the check-in or meeting time, please email VirtualMeeting@viewproxy.com or call (866) 612-8937.

Voting Your Shares; Required Votes

Shares represented by duly executed proxies in the accompanying form that we receive prior to the Meeting will be voted at the Meeting. If you specify in the proxy a choice with respect to any matter to be acted upon, the shares represented by such proxy will be voted as specified. If your proxy card is signed and returned without specifying a vote or an abstention, the shares represented by such proxy will be voted according to the recommendation of the Board of Directors.

The Board of Directors knows of no other matters that may be brought before the Meeting. However, if any other matters are properly presented for action, it is the intention of the named proxies to vote on them according to their best judgment.

If your shares are held in "street name," a stock brokerage account or by a bank or other nominee, you have the right to provide instructions on voting as requested by your broker, bank or nominee. Under the NYSE's rules, your broker, bank or nominee is permitted to vote your shares on the second proposal concerning the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ending December 31, 2024 even if your broker, bank or nominee has not been given specific voting instructions as to this matter. Your broker, bank or nominee is not permitted to vote your shares on the first or third proposals.

After you have returned a proxy, you may revoke it at any time before it is voted by taking one of the following actions: (i) giving written notice of the revocation to our Corporate Secretary at 300 North Beach St., Daytona Beach, Florida 32114, or by email to *annualmeeting@bbins.com;* (ii) executing and delivering a proxy with a later date; or (iii) voting in person at the Meeting. Votes cast by proxy or in person at the Meeting will be tabulated by Alliance Advisors, LLC, and by one or more inspectors of election appointed at the Meeting, who will also determine whether a quorum is present for the transaction of business. A quorum is present when a majority in interest of all the common stock outstanding is represented by shareholders present in person or by proxy.

Shares of the common stock represented by proxies received by the Company (whether through the return of the enclosed proxy card, by telephone or over the Internet), where the shareholder has specified his or her choice with respect to the proposals described in this Proxy Statement (including the election of directors), will be voted in accordance with the specification(s) so made. If your proxy is properly executed but does not contain voting instructions, or if you vote via telephone or the Internet without indicating how you want to vote with respect to any item, your shares will be voted "FOR" the election of all nominees for the Board of Directors; "FOR" the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accountants for the fiscal year ending December 31, 2024 and "FOR" the advisory vote to approve Named Executive Officer compensation.

A valid proxy also gives the individuals named as proxies authority to vote in their discretion when voting the shares on any other matters that are properly presented for action at the Meeting.

If the shares you own are held in "street name" by a broker or other nominee entity and you provide instructions to the broker or nominee as to how to vote your shares, your broker or other nominee entity, as the record holder of your shares, is required to vote your shares according to your instructions. Under the NYSE rules, certain proposals, such as the ratification of the appointment of the Company's registered public accountants, are considered "routine" matters, and brokers and other nominee entities generally may vote on such matters on behalf of beneficial owners who have not furnished voting instructions. For "non-routine" matters, such as the election of directors and the "say on pay" advisory vote, brokers and other nominee entities may not vote unless they have received voting instructions from the beneficial owner. A "broker non-vote" occurs when a broker or other nominee entity does not vote on a particular proposal because it does not have authority under the NYSE rules to vote on that particular proposal without receiving voting instructions from the beneficial owner.

Broker non-votes, as well as properly executed proxies marked "ABSTAIN," will be counted for purposes of determining whether a quorum is present at the Meeting.

For information regarding the voting standard for Proposal 1, see "Vote Required; Majority Voting; Board Recommendation." In order to pass, each of Proposals 2 and 3 must receive the affirmative vote of a majority of the votes cast on the proposal. Abstentions and non-votes will not have an effect on these proposals.

Proxies may be solicited by our officers, directors and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. Also, Alliance Advisors, LLC may solicit proxies on our behalf at an approximate cost of $8,000, plus reasonable expenses. Such solicitations may be made personally or by mail, facsimile, telephone, messenger or via the Internet. We will pay persons holding shares of common stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks and other fiduciaries, for the expense of forwarding solicitation materials to their principals. We will pay all of the costs of solicitation of proxies.

Our executive office is located at 300 N. Beach St., Daytona Beach, Florida 32114 (telephone number (386) 252-9601).

Proposals of Shareholders

Pursuant to applicable requirements of Rule 14a-8 under the Securities Exchange Act of 1934, proposals of shareholders intended to be presented at the 2024 Annual Meeting of Shareholders must be received by us no later than November 25, 2024, in order to be considered for inclusion in our Proxy Statement and form of proxy/voting instruction related to that meeting. Such proposals will need to be in writing and comply with SEC regulations regarding the inclusion of shareholder proposals in Company-sponsored proxy materials.

OTHER IMPORTANT INFORMATION

For a shareholder's notice of nomination of one or more director nominations to be included in our Proxy Statement and form of proxy/voting instructions pursuant to the proxy access right included in Section 1.9 of our By-Laws, the Company must receive such written notice no earlier than the close of business on December 9, 2024 and no later than the close of business on January 8, 2025. The notice must contain the information required in our By-Laws, and the shareholder(s) and nominee(s) must comply with the information and other requirement in our By-Laws relating to the inclusion of nominees in our proxy materials.

In addition, our By-Laws require that for any shareholder proposal for other business or director nomination to be properly brought before the 2025 Annual Meeting of Shareholders, the shareholder proposal or director nomination must comply with the advance notice requirements set forth in our By-Laws (which include information required under Rule 14a-19), and the Company must receive written notice of the matter no earlier than the close of business on January 8, 2025 and no later than the close of business on February 7, 2025. Each such written notice must contain the information set forth in our By-Laws. The advance notice requirement in our By-Laws supersedes the notice period in Rule 14a-4(c)(1) under the Securities Exchange Act of 1934 regarding discretionary proxy authority with respect to shareholder business.

Any shareholder proposals or nominations should be sent to our Corporate Secretary at 300 N. Beach St., Daytona Beach, Florida 32114.

Other Matters

Our 2023 Annual Report to Shareholders (the "Annual Report") accompanies this Proxy Statement. We will provide to any shareholder, upon the written request of such person, a copy of our Annual Report on Form 10-K, including the financial statements and the exhibits thereto, for the fiscal year ended December 31, 2023, as filed with the SEC pursuant to Rule 13a-1 under the Securities Exchange Act of 1934, as amended. Any such request should be directed to Brown & Brown, Inc., 300 North Beach St., Daytona Beach, Florida 32114 Attention: Corporate Secretary. No charge will be made for copies of such Annual Report on Form 10-K; however, a reasonable charge will be made for copies of the exhibits.

Only one copy of this Proxy Statement and the accompanying Annual Report is being delivered to shareholders who share an address unless we have received contrary instructions from one or more of such shareholders. We will promptly deliver a separate copy of this Proxy Statement and the accompanying Annual Report to any shareholder at a shared address to which a single copy of these documents has been delivered upon our receipt of a written or oral request from that shareholder directed to the address shown above, or to us at (386) 252-9601. Any shareholder sharing a single copy of the Proxy Statement and Annual Report who wishes to receive a separate mailing of these materials in the future, or any shareholders sharing an address and receiving multiple copies of these materials who wish to share a single copy of these documents, should also notify us at the address and telephone number shown above.

The material referred to in this Proxy Statement under the captions "Compensation Discussion and Analysis," "Compensation Committee Report," and "Report of the Audit Committee" shall not be deemed soliciting material or otherwise deemed filed and shall not be deemed to be incorporated by any general statement of incorporation by reference in any filings made under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

By Order of the Board of Directors

ANTHONY M. ROBINSON
Secretary

Daytona Beach, Florida
March 25, 2024

Annex A Information Regarding Non-GAAP Financial Measures

This Proxy Statement contains references to Organic Revenue, Organic Revenue – adjusted, Adjusted EBITDAC, Adjusted EBITDAC Margin and Adjusted EPS, which are non-GAAP financial measures. These measures are not in accordance with, or an alternative to the GAAP information provided in the financial statements contained in our Annual Report on Form 10-K. A reconciliation of this non-GAAP financial information to our GAAP information is contained in this **Annex A**.

Organic Revenue, Organic Revenue – adjusted, Organic Revenue growth and Organic Revenue growth – adjusted. We view Organic Revenue, Organic Revenue – adjusted, Organic Revenue growth and Organic Revenue growth – adjusted as important indicators when assessing and evaluating our performance on a consolidated basis and for each of our segments because they allow us to determine a comparable, but non-GAAP, measurement of revenue growth that is associated with the revenue sources that were a part of our business in both the current and prior year and that are expected to continue in the future. We believe presenting these non-GAAP financial measures allows readers of our financial statements to measure, analyze and compare our consolidated growth, and the growth of each of our segments, in a meaningful and consistent manner.

Adjusted EBITDAC and Adjusted EBITDAC Margin. We view Adjusted EBITDAC and Adjusted EBITDAC Margin as important indicators when assessing and evaluating our performance because it allows us to determine a comparable, but non-GAAP, measurement of our operating margins in a meaningful and consistent manner.

Adjusted EPS. Adjusted EPS means our earnings per share, excluding the impact of the change in estimated acquisition earn-out payables and any other items (for example, extraordinary, nonrecurring items) that the Compensation Committee determines to be appropriately disregarded for all grants subject to a vesting condition of Adjusted EPS. We believe that Adjusted EPS provides a meaningful representation of our operating performance and is also presented to improve the comparability of our results between periods by eliminating the impact of certain items that have a high degree of variability.

We present such non-GAAP supplemental financial information, as we believe such information provides additional meaningful methods of evaluating certain aspects of our operating performance from period to period on a basis that may not be otherwise apparent on a GAAP basis. Our industry peers may provide similar supplemental non-GAAP information with respect to one or more of these measures, although they may not use the same or comparable terminology and may not make identical adjustments. This supplemental financial information should be considered in addition to, not in lieu of, our Consolidated Financial Statements.

Reconciliation of Total Commissions and Fees to Organic Revenue Growth and Organic Revenue Growth – Adjusted

The reconciliation of total commissions and fees, included in the Consolidated Statement of Income, to Organic Revenue growth, which for 2023 excludes Foreign Currency Translation, for the year ended December 31, 2023, is as follows:

(in millions, except percentages)	Total Commissions and Fees		Total Net Change	Total Net Growth %	Contingents		Total Core Commissions and Fees[2]		Acquisition Revenues	Divested Business	Foreign Currency Translation	Organic Revenue[3]		Organic Revenue Growth	Organic Revenue Growth %
	2023	2022			2023	2022	2023	2022	2023	2022	2022	2023	2022		
Retail[1]	2,433.0	2,080.4	352.6	16.9%	49.9	48.8	2,383.1	2,031.6	203.5	20.2	8.8	2,179.6	2,020.2	159.4	7.9%
National Programs	1,064.3	858.1	206.2	24.0%	65.2	27.6	999.1	830.5	47.1	18.0	—	952.0	812.5	139.5	17.2%
Wholesale Brokerage	539.0	452.8	86.2	19.0%	14.8	12.3	524.2	440.5	34.4	5.0	1.1	489.8	436.6	53.2	12.2%
Services	163.1	171.9	(8.8)	(5.1)%	—	—	163.1	171.9	—	7.8	—	163.1	164.1	(1.0)	(0.6)%
Total Company	4,199.4	3,563.2	636.2	17.9%	129.9	88.7	4,069.5	3,474.5	285.0	51.0	9.9	3,784.5	3,433.4	351.1	10.2%

[1] The Retail segment includes commissions and fees reported in the "Other" column of the Segment Information table in Note 16 of the Notes to the Consolidated Financial Statements, which includes corporate and consolidation items.

[2] Total core commissions and fees, which is a non-GAAP financial measure, is defined as total commissions and fees, less (i) profit-sharing contingent commissions, and less (ii) for all fiscal years ended December 31, 2021 and earlier, GSCs.

[3] "Organic Revenue," which is a non-GAAP financial measure, is defined as total core commissions and fees less (i) the first twelve months of commission and fee revenues generated from acquisitions, less (ii) divested business (net commissions and fees generated from offices, and books of business sold by the Company) with the associated revenue removed from the corresponding period of the prior year, less (iii) for the calculation of Organic Revenue in 2021, 2022 and 2023, Foreign Currency Translation. Organic Revenue can be expressed as a dollar amount or a percentage rate when describing Organic Revenue growth.

The reconciliation of total commissions and fees, included in the Consolidated Statement of Income, to Organic Revenue growth, which for 2022 excludes Foreign Currency Translation, for the year ended December 31, 2022, is as follows:

(in millions, except percentages)	Total Commissions and Fees		Total Net Change	Total Net Growth %	Contingents		Total Core Commissions and Fees[2]		Acquisition Revenues	Divested Business	Foreign Currency Translation	Organic Revenue[3]		Organic Revenue Growth	Organic Revenue Growth %
	2022	2021			2022	2021	2022	2021	2022	2021	2021	2022	2021		
Retail[1]	2,080.4	1,764.9	315.5	17.9%	48.8	38.9	2,031.6	1,726.0	205.1	7.2	3.9	1,826.5	1,714.9	111.6	6.5%
National Programs	858.1	701.1	157.0	22.4%	27.6	35.3	830.5	665.8	64.9	3.3	0.6	765.6	661.9	103.7	15.7%
Wholesale Brokerage	452.8	402.6	50.2	12.5%	12.3	8.0	440.5	394.6	18.6	2.4	—	421.9	392.2	29.7	7.6%
Services	171.9	178.9	(7.0)	(3.9)%	—	—	171.9	178.9	—	1.9	—	171.9	177.0	(5.1)	(2.9)%
Total Company	3,563.2	3,047.5	515.7	16.9%	88.7	82.2	3,474.5	2,965.3	288.6	14.8	4.5	3,185.9	2,946.0	239.9	8.1%

[1] The Retail segment includes commissions and fees reported in the "Other" column of the Segment Information table in Note 16 of the Notes to the Consolidated Financial Statements, which includes corporate and consolidation items.

[2] Total core commissions and fees, which is a non-GAAP financial measure, is defined as total commissions and fees, less (i) profit-sharing contingent commissions, and less (ii) for all fiscal years ended December 31, 2021 and earlier, GSCs.

[3] "Organic Revenue," which is a non-GAAP financial measure, is defined as total core commissions and fees less (i) the first twelve months of commission and fee revenues generated from acquisitions, less (ii) divested business (net commissions and fees generated from offices, and books of business sold by the Company) with the associated revenue removed from the corresponding period of the prior year, less (iii) for the calculation of Organic Revenue in 2021, 2022 and 2023, Foreign Currency Translation. Organic Revenue can be expressed as a dollar amount or a percentage rate when describing Organic Revenue growth.

The reconciliation of total commissions and fees, included in the Consolidated Statement of Income, to Organic Revenue growth, which for 2021 excludes Foreign Currency Translation, for the year ended December 31, 2021 is as follows:

(in thousands, except percentages)	Total Commissions and Fees		Total Net Change	Total Net Growth %	Contingents		GSCs		Total Core Commissions and Fees[2]		Acquisition Revenues	Divested Business	Foreign Currency Translation	Organic Revenue[3]		Organic Revenue Growth	Organic Revenue Growth %
	2021	2020			2021	2020	2021	2020	2021	2020	2021	2020	2020	2021	2020		
Retail[1]	1,764.9	1,470.1	294.8	20.1%	38.9	35.8	16.5	15.1	1,709.5	1,419.2	139.0	4.4	—	1,570.5	1,414.8	155.7	11.0%
National Programs	701.1	609.8	91.3	15.0%	35.3	27.3	1.6	(0.2)	664.2	582.7	8.2	0.5	(1.2)	656.0	583.4	72.6	12.4%
Wholesale Brokerage	402.6	352.2	50.4	14.3%	8.0	7.9	0.9	1.3	393.7	343.0	23.0	—	—	370.7	343.0	27.7	8.1%
Services	178.9	174.0	4.9	2.8%	—	—	—	—	178.9	174.0	—	0.4	—	178.9	173.6	5.3	3.1%
Total Company	3,047.5	2,606.1	441.4	16.9%	82.2	71.0	19.0	16.2	2,946.3	2,518.9	170.2	5.3	(1.2)	2,776.1	2,514.8	261.3	10.4%

[1] The Retail segment includes commissions and fees reported in the "Other" column of the Segment Information table in Note 16 of the Notes to the Consolidated Financial Statements, which includes corporate and consolidation items.

[2] Total core commissions and fees, which is a non-GAAP financial measure, is defined as total commissions and fees, less (i) profit-sharing contingent commissions, and less (ii) for all fiscal years ended December 31, 2021 and earlier, GSCs.

[3] "Organic Revenue," which is a non-GAAP financial measure, is defined as total core commissions and fees less (i) the first twelve months of commission and fee revenues generated from acquisitions, less (ii) divested business (net commissions and fees generated from offices, and books of business sold by the Company) with the associated revenue removed from the corresponding period of the prior year, less (iii) for the calculation of Organic Revenue in 2021, 2022 and 2023, Foreign Currency Translation. Organic Revenue can be expressed as a dollar amount or a percentage rate when describing Organic Revenue growth.

The reconciliation of total commissions and fees, included in the Consolidated Statement of Income, to Organic Revenue, which for 2020 includes Foreign Currency Translation, for the year ended December 31, 2020, is as follows:

(in millions, except percentages)	Total Commissions and Fees		Total Net Change	Total Net Growth %	Contingents		GSCs		Total Core Commissions and Fees[2]		Acquisition Revenues	Divested Business	Organic Revenue[3]		Organic Revenue Growth	Organic Revenue Growth %
	2020	2019			2020	2019	2020	2019	2020	2019	2020	2019	2020	2019		
Retail[1]	1,470.1	1,364.8	105.3	7.7%	35.8	34.2	15.1	11.0	1,419.2	1,319.6	79.5	11.8	1,339.6	1,307.8	31.8	2.4%
National Programs	609.8	516.9	92.9	18.0%	27.3	17.5	(0.2)	10.6	582.7	488.8	34.2	0.4	548.6	488.4	60.2	12.3%
Wholesale Brokerage	352.2	309.4	42.8	13.8%	7.9	7.5	1.3	1.4	343.0	300.5	25.9	—	317.1	300.5	16.6	5.5%
Services	174.0	193.6	(19.6)	(10.1)%	—	—	—	—	174.0	193.6	1.5	—	172.5	193.6	(21.1)	(10.9)%
Total Company	2,606.1	2,384.7	221.4	9.3%	71.0	59.2	16.2	23.0	2,518.9	2,302.5	141.1	12.2	2,377.9	2,290.3	87.5	3.8%

(1) The Retail segment includes commissions and fees reported in the "Other" column of the Segment Information table in Note 16 of the Notes to the Consolidated Financial Statements, which includes corporate and consolidation items.

(2) Total core commissions and fees, which is a non-GAAP financial measure, is defined as total commissions and fees, less (i) profit-sharing contingent commissions, and less (ii) for all fiscal years ended December 31, 2021 and earlier, GSCs.

(3) "Organic Revenue," which is a non-GAAP financial measure, is defined as total core commissions and fees less (i) the first twelve months of commission and fee revenues generated from acquisitions, less (ii) divested business (net commissions and fees generated from offices, and books of business sold by the Company) with the associated revenue removed from the corresponding period of the prior year, less (iii) for the calculation of Organic Revenue in 2021, 2022 and 2023, Foreign Currency Translation. Organic Revenue can be expressed as a dollar amount or a percentage rate when describing Organic Revenue growth.

For 2023, Retail segment Organic Revenue growth was adjusted to include the impact of certain offices within the National Programs and Wholesale Brokerage segments for which Mr. Barrett Brown had responsibility in 2023 (collectively, the "2023 Retail Office-Based Adjustments"). The growth rate for Retail segment Organic Revenue – adjusted, which is a non-GAAP financial measure and which for 2023 excludes Foreign Currency Translation, for the year ended December 31, 2023, is as follows:

(in thousands, except percentages)	Total Commissions and Fees		Total Net Change	Total Net Growth %	Contingents		Total Core Commissions and Fees[2]		Acquisition Revenues	Divested Business	Foreign Currency Translation	Organic Revenue[3]		Organic Revenue Growth	Organic Revenue Growth %
	2023	2022			2023	2022	2023	2022	2023	2022	2022	2023	2022		
Retail[1]	2,434.7	2,081.6	353.2	17.0%	49.9	48.8	2,384.8	2,032.7	203.5	20.2	(8.8)	2,181.3	2,021.3	160.0	7.9%
2023 Retail Office-Based Adjustments	82.7	25.3	25.3	226.9%	5.0	1.1	77.7	24.2	48.7	0.0	(1.6)	29.0	22.6	6.4	
Retail – Adjusted	2,517.4	2,106.8	2,106.8	19.5%	54.9	49.9	2,462.5	2,056.9	252.2	20.2	(10.4)	2,210.3	2,047.1	163.2	8.0%

(1) The Retail segment includes commissions and fees reported in the "Other" column of the Segment Information table in Note 16 of the Notes to the Consolidated Financial Statements, which includes corporate and consolidation items.

(2) Total core commissions and fees, which is a non-GAAP financial measure, is defined as total commissions and fees, less (i) profit-sharing contingent commissions, and less (ii) for all fiscal years ended December 31, 2021 and earlier, GSCs.

(3) "Organic Revenue," which is a non-GAAP financial measure, is defined as total core commissions and fees less (i) the first twelve months of commission and fee revenues generated from acquisitions, less (ii) divested business (net commissions and fees generated from offices, and books of business sold by the Company) with the associated revenue removed from the corresponding period of the prior year, less (iii) for the calculation of Organic Revenue in 2021, 2022 and 2023, Foreign Currency Translation. Organic Revenue can be expressed as a dollar amount or a percentage rate when describing Organic Revenue growth.

For 2023, National Programs segment Organic Revenue growth was adjusted to (i) include the impact of certain offices within the Services segment for which Mr. Walker had responsibility in 2023, and (ii) exclude the impact of certain offices in the National Programs segment for which Mr. Walker did not have responsibility in 2023 (collectively, the "2023 NP Office-Based Adjustments"). The growth rate for National Programs segment Organic Revenue – adjusted, which is a non-GAAP financial measure and which for 2023 excludes Foreign Currency Translation, for the year ended December 31, 2023, is as follows:

(in thousands, except percentages)	Total Commissions and Fees		Total Net Change	Total Net Growth %	Contingents		Total Core Commissions and Fees[2]		Acquisition Revenues	Divested Business	Foreign Currency Translation	Organic Revenue[3]		Organic Revenue Growth	Organic Revenue Growth %
	2023	2022			2023	2022	2023	2022	2023	2022	2022	2023	2022		
National Programs	1,064.3	858.1	206.2	24.0%	65.2	27.6	999.1	830.5	47.1	18.0	—	952.0	812.5	139.5	17.2%
2023 NP Office-Based Adjustments	44.4	89.9	(45.5)	(50.6)%	(4.2)	(0.9)	48.6	90.8	(32.3)	12.9	(0.8)	80.9	78.7	2.2	
National Programs – Adjusted	1,108.7	948.0	160.7	17.0%	61.0	26.7	1,047.7	921.3	14.8	30.9	0.8	1,032.9	889.6	143.3	16.1%

(1) Total core commissions and fees, which is a non-GAAP financial measure, is defined as total commissions and fees, less (i) profit-sharing contingent commissions, and less (ii) for all fiscal years ended December 31, 2021 and earlier, GSCs.

(2) "Organic Revenue," which is a non-GAAP financial measure, is defined as total core commissions and fees less (i) the first twelve months of commission and fee revenues generated from acquisitions, less (ii) divested business (net commissions and fees generated from offices, and books of business sold by the Company) with the associated revenue removed from the corresponding period of the prior year, less (iii) for the calculation of Organic Revenue in 2021, 2022 and 2023, Foreign Currency Translation. Organic Revenue can be expressed as a dollar amount or a percentage rate when describing Organic Revenue growth.

For 2022, National Programs segment Organic Revenue growth was adjusted to include the impact of certain offices within the Services segment for which Mr. Walker had responsibility in 2022 (collectively, the "2022 NP Office-Based Adjustments"). The growth rate for National Programs segment Organic Revenue – adjusted, which is a non-GAAP financial measure and which for 2022 excludes Foreign Currency Translation, for the year ended December 31, 2022, is as follows:

(in thousands, except percentages)	Total Commissions and Fees		Total Net Change	Total Net Growth %	Contingents		Total Core Commissions and Fees[1]		Acquisition Revenues	Divested Business	Foreign Currency Translation	Organic Revenue[2]		Organic Revenue Growth	Organic Revenue Growth %
	2022	2021			2022	2021	2022	2021	2022	2021	2021	2022	2021		
National Programs	858.1	701.1	157.0	22.4%	27.6	35.3	830.5	665.8	64.9	3.3	0.6	765.6	661.9	103.7	15.7%
2022 NP Office-Based Adjustments	89.9	117.5	(27.6)	(23.5)%	(0.9)	0.0	90.8	117.5	(13.1)	4.4	0.0	103.9	113.1	(9.2)	
National Programs – Adjusted	948.0	818.6	129.4	15.8%	26.7	35.3	921.3	783.3	51.8	7.7	0.6	869.5	775.0	94.5	12.2%

[1] Total core commissions and fees, which is a non-GAAP financial measure, is defined as total commissions and fees, less (i) profit-sharing contingent commissions, and less (ii) for all fiscal years ended December 31, 2021 and earlier, GSCs.

[2] "Organic Revenue," which is a non-GAAP financial measure, is defined as total core commissions and fees less (i) the first twelve months of commission and fee revenues generated from acquisitions, less (ii) divested business (net commissions and fees generated from offices, and books of business sold by the Company) with the associated revenue removed from the corresponding period of the prior year, less (iii) for the calculation of Organic Revenue in 2021 and 2022, Foreign Currency Translation. Organic Revenue can be expressed as a dollar amount or a percentage rate when describing Organic Revenue growth.

Reconciliation of Income Before Income Taxes to Adjusted EBITDAC and Reconciliation of Income Before Income Taxes Margin to Adjusted EBITDAC Margin

The reconciliation of income before income taxes, included in the Consolidated Statement of Income, to Adjusted EBITDAC for the years ended December 31, 2023 and 2022, and the reconciliation of Income Before Income Taxes Margin, included in the Consolidated Statement of Income, to Adjusted EBITDAC Margin for the years ended December 31, 2023 and 2022 is as follows:

(in millions, unaudited)	For the Year Ended December 31,	
	2023	2022
Income Before Income Taxes	1,146.1	876.1
Amortization	166.0	146.6
Depreciation	40.0	39.2
Interest	190.0	141.2
Change in estimated acquisition earn-out payables	21.8	(38.9)
EBITDAC[1]	1,563.9	1,164.2
Income Before Income Taxes Margin[2]	26.9%	24.5%
EBITDAC Margin[3]	36.7%	32.6%
Loss/(Gain) on disposal	(143.3)	(4.5)
Non-cash stock-based compensation expense impact in excess of budget	9.7	3.9
Acquisition/Integration Costs	13.1	11.2
Foreign Currency Translation	—	—
1Q23 Nonrecurring Cost	11.0	—
Adjusted EBITDAC[4]	1,454.4	1,174.8
Adjusted EBITDAC Margin[4]	34.2%	32.9%

[1] "EBITDAC," which is a non-GAAP financial measure, is defined as income before interest, income taxes, depreciation, amortization and the change in estimated acquisition earn-out payables.

[2] Income Before Income Taxes Margin is calculated as the Company's income before income taxes, as reported, divided by total revenues, as reported.

[3] "EBITDAC Margin," which is a non-GAAP financial measure, is defined as EBITDAC divided by total revenues.

[4] "Adjusted EBITDAC" and "Adjusted EBITDAC Margin," which are both non-GAAP financial measures, are defined as EBITDAC and EBITDAC Margin, respectively, in each case adjusted to exclude (i) for 2022 and 2023, the positive impact of the net gain on disposal resulting from sales of books of business, (ii) for 2022 and 2023, the negative impact of the Company's non-cash stock-based compensation expense in excess of what was reflected in the Company's Board-approved annual budget, (iii) for 2022 and 2023, the negative impact of the Acquisition/Integration Costs, (iv) for 2022 and 2023, Foreign Currency Translation, and (v) for 2023, the negative impact of the 1Q23 Nonrecurring Cost.

Reconciliation of Diluted Net Income Per Share to Adjusted EPS

The reconciliation of diluted earnings per share, included in the Consolidated Statement of Income, to Adjusted EPS for the 12-month periods ended December 31, 2022, 2021 and 2020, is as follows:

(in thousands, except for diluted net income per share and Adjusted EPS, unaudited)

Calendar Year	Diluted Net Income Per Share	Weighted Average Number of Shares Outstanding- Diluted	Net Income Attributable to Common Shares ($)	Change in Estimated Acquisition Earnout Payables (Pre-Tax) ($)	After-Tax Effect of Adjustment ($)[1]	After-Tax Adjustments ($)[2]	Adjusted Net Income Attributable to Common Shares	Adjusted EPS[3]
2020	1.69	275,867	465,286	(4,458)	(3,432)	5,043	466,897	1.69
2021	2.07	277,414	574,162	40,445	31,128		605,290	2.18
2022	2.37	278,658	660,419	(38,900)	(29,829)	7,922	638,512	2.29
								$ 6.16

[1] After-tax effect of adjustments calculated using the Company's effective tax rate for the respective year.

[2] The after-tax adjustments are: (i) for 2020, an adjustment to exclude the negative impact of the 2020 Legal Matter and (ii) for 2022, adjustments to exclude the positive impact of the 2022 Legal Matter and to exclude the negative impact of Acquisition/Integration Costs.

[3] A non-GAAP financial measure.



300 North Beach Street
Daytona Beach, FL 32114
(386) 252-9601

bbinsurance.com

ANNUAL MEETING OF SHAREHOLDERS
BROWN & BROWN, INC.



Virtual Meeting

THIS PROXY IS BEING SOLICITED BY THE BOARD OF DIRECTORS FOR
THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 8, 2024, 9:00 A.M. (EDT)

The undersigned hereby appoints Anthony M. Robinson and R. Andrew Watts, and each of them as proxies with full power of substitution, with all the powers the undersigned would possess if personally present, to vote all shares of Common Stock of Brown & Brown, Inc. which the undersigned is entitled to vote at the Annual Meeting of Shareholders and any adjournment(s) thereof.

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The Board of Directors recommends a vote FOR all director nominees and FOR Proposals 2 and 3:

1. Election of Directors.

01 J. Hyatt Brown	05 Theodore J. Hoepner	09 Timothy R.M. Main	13 Wendell S. Reilly
02 J. Powell Brown	06 James S. Hunt	10 Bronislaw E. Masojada	14 Kathleen A. Savio
03 Lawrence L. Gellerstedt III	07 Toni Jennings	11 Jaymin B. Patel	15 Chilton D. Varner
04 James C. Hays	08 Paul J. Krump	12 H. Palmer Proctor, Jr.	

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